
WILBER NATIONAL BANK

THE WILBER CORPORATION
2003 ANNUAL REPORT

Board of Directors


ANNUAL
MEETING

The Annual Meeting of Stockholders will be held April 24, 2004, 10:30 am at the National Soccer Hall of Fame, 18 Stadium Circle, Oneonta, New York. All Stockholders are cordially invited to attend.

DIRECTORS

Brian R. Wright*
Attorney
Hinman, Howard & Kattell, L.L.P.
Elected 1976

David F. Wilber III*
President
D. Wilber, Ltd.
Elected 1970

Alfred S. Whittet*
President and Chief Executive Officer
Elected 1986

James F. VanDeusen*
President
Southern New York Claim Service
Elected 1977

Geoffrey A. Smith
President and Chief Executive Officer
Medical Coaches, Inc.
Elected 1996

James L. Seward
State Senator
50th Senatorial District
Elected 1988

Joseph P. Mirabito
President and Chief Executive Officer
Mirabito Fuel Group
Elected 1995

Joseph J. Kenyon
President
Joseph J. Kenyon Insurance, Inc.
Elected 1990

Richard E. Keene
Owner
Keeneland Farm
Elected 1982

Philip J. Devine*
Attorney
Elected 1979

Olon T. Archer
President
Archer Enterprises, Inc.
Elected 1997

Cheri Albrecht
Executive Director
Opportunities for Otsego, Inc.
Elected 2001

THE WILBER CORPORATION OFFICERS

Brian R. Wright
Chairman of the Board

Robert W. Moyer
Vice Chairman

Alfred S. Whittet
President and Chief Executive Officer

James M. Salisbury
Vice President and Treasurer

Joseph E. Sutaris
Secretary and Chief Financial Officer

DIRECTORS EMERITI

Felix L. Barnett

Frank A. LaMonica

Albert S. Nader

James N. Georgeson

William B. Butler

William K. Davis

Siro J. Vergari

Robert W. Moyer*

**Directors of The Wilber Corporation*

Financial Highlights

The Wilber Corporation

dollars in thousands except per share data	2003	2002	Percent Change
Net Income	$ 8,713	$ 8,562	1.8%
Per Common Share:			
Net Income	$ .78	$ .76	2.6%
Cash Dividends	.370	.375	-1.3%
Book Value	5.74	5.61	2.3%
Weighted Average Shares Outstanding	11,214,288	11,285,340	-0.6%
At December 31,			
Total Assets	$ 729,023	$ 708,984	2.8%
Deposits	580,633	549,081	5.7%
Loans, Net	355,149	352,903	0.6%
Stockholders' Equity	64,304	63,162	1.5%
Staff	241	249	-3.2%

Common Stock Data:

The common stock of The Wilber Corporation is traded on the American Stock Exchange® (Amex®) under the symbol GIW. As of December 31, 2003, there were 600 stockholders of record (this excludes beneficial owners who hold Company shares through a brokerage account in nominee name). The following table sets forth the high and low trade prices as reported to The Wilber Corporation and the quarterly cash dividends paid for the years 2003 and 2002.

	2003			2002			
	High	Low	Dividend	High	Low	Dividend	Extra Dividend
4th Quarter	$ 15.00	$ 12.10	$ 0.0925	$ 10.69	$ 8.69	$ 0.0900	$ 0.0150
3rd Quarter	$ 13.75	$ 10.20	$ 0.0925	$ 9.50	$ 8.63	$ 0.0900	–
2nd Quarter	$ 10.81	$ 9.81	$ 0.0925	$ 8.63	$ 7.97	$ 0.0900	–
1st Quarter	$ 10.25	$ 9.78	$ 0.0925	$ 8.37	$ 7.94	$ 0.0900	–

INCOME PER SHARE



$1.00
75¢
50¢
25¢
0¢
66¢
68¢
71¢
76¢
78¢
1999
2000
2001
2002
2003

DIVIDENDS PER SHARE



38¢
36¢
34¢
32¢
30¢
33¢
35¢
35¢
37.5¢
37¢
1999
2000
2001
2002
2003

BOOK VALUE PER SHARE
(end of year)



$6.00
$5.50
$5.00
$4.50
$4.00
$4.09
$4.51
$4.92
$5.61
$5.74
1999
2000
2001
2002
2003

To Our Stockholders



The year 2003 will be remembered as the year in which the United States struck back at terrorism by toppling the regime of Saddam Hussein; the continuation of corporate governance scandals; a record recovery in the stock market and the continuation of the 40-year record low interest rates.

Economically, although interest rates were very low, they were stable. The prime rate declined only once, on June 27, 2003 from 4.25% to 4.00%. These low interest rates continued to compress already thin net interest margins at community banks all across the country. There was no exception to this rule for The Wilber Corporation. Our net interest margin in 2003 was 3.58% compared to 3.79% in 2002. This key number in our financial operations equates to the gross profit margin in other businesses and, without strict cost controls and growth, it is very difficult to maintain profitability levels.

Unlike the previous two years when year-end deposits grew a total of 24.96%, growth slowed in 2003. In fact, year-end deposits grew by only 5.75% from the previous year-end, with total assets at year-end 2003 growing only 2.83% from the previous year. Further, most of this growth occurred in the first half of the year. The company had total assets of approximately $729 million at the end of the year, up from approximately $709 million a year ago. These additional funds were primarily invested in the bank's investment portfolio as the gross loan portfolio only grew by 0.73%, ending the year with approximately $360.9 million in loans outstanding. We continued to have growth in the commercial real estate and commercial lending areas, ending the year with outstanding loans in these categories up $10.2 million from year-end 2002. However, we experienced a flat year in consumer loans, down $698,000 and residential real estate loans, down $6.9 million from year-end 2002 to year-end 2003.

In spite of the difficult conditions I have described above, I am very pleased to be able to report another year of record earnings and remarkably strong stock performance. For the year 2003, our net income was $8.713 million, approximately $151,000 ahead of 2002. Net income per share (adjusted for the 4-for-1 stock split, effected in the form of a stock dividend, which occurred September 19, 2003) was $0.78 versus $0.76 for 2002.

2003 A Year of Expansion

Again, adjusting for the 2003 stock split, we saw the Company's common share price increase from $10.50 per share on December 31, 2002, to close the year 2003 at $13.50, a 28.57% increase. In addition, during the year we had 110 days when the stock traded with 391,675 shares traded during the year. At year-end the Company's common stock was trading at a price-to-earnings ratio of 17.31 and a price-to-equity ratio of 2.35.

At the special meeting of the shareholders held on September 5, 2003, the two proposals on the proxy statement were approved. These approvals allowed the Company to split the shares and paved the way for us to register with the Securities and Exchange Commission and list the common shares on the American Stock Exchange®.

Expansion and improvement of facilities was another highlight of the year. We announced in 2003 and expect to open in March 2004, a new branch office in Johnson City, New York (Broome County). This office will house a representative of our Mang-Wilber Insurance affiliate, offering a full range of insurance products. We also hope to staff the branch with a new business development officer for the Trust Department. The office will feature an ATM, night depository and expanded deposit and loan services.

At our Main Office, we replaced all of our drive-thru equipment and constructed an access ramp from our parking lot to the office for the physically disabled. These improvements will add to the convenience of those customers who use the Main Office for banking, insurance, trust and INVEST services.

Late in the year we hired a new manager for our INVEST department who will lead seven of our recently licensed retail delivery employees in selling investment products. We continue to believe in the concept that Wilber Bank should be able to handle each individual's financial needs by delivering, with personalized service, a product to fit those needs.

We thank you for the privilege of being able to serve you as customers and for your continued support.

Alfred S. Whittet
President and Chief Executive Officer


The remodeled Main Office drive-thru provides improved functionality and security.


Drive-thru staff in their updated work area.


The new handicap accessible ramp connecting the Main Office parking lot to the building is compliant with the Americans with Disabilities Act.

service · personnel · locations

Wilber Officers



Wilber's recently expanded INVEST team is ready to meet with clients in any Wilber branch to help plan long-term savings goals. *Seated:* Charles Nicosia, Tammy Neumann. *Back row, left to right:* Jennifer Ross, Laura Hansel, Kristi Spooner, Bridget Lilley, Rick Follett, Wende Roach, Michelle Miller.

EXECUTIVE

Brian R. Wright
Chairman of the Board

Robert W. Moyer
Vice Chairman

Alfred S. Whittet
President and Chief Executive Officer

Douglas C. Gulotty
Executive Vice President

CORPORATE PLANNING AND FINANCE

Joseph E. Sutaris
Senior Vice President and Chief Financial Officer

James M. Salisbury
Vice President and Cashier

Tina M.G. Sheldon
Assistant Vice President and Accounting and Procurement Manager

Kristen L. Baxter
Controller

AUDIT AND COMPLIANCE

Dianne R. Wicks
Auditor

Marissa I. Wamsley
Auditor

Dorothy A. Quarltere
Compliance Officer

HUMAN RESOURCES

Robert D. Harder
Vice President

Denise M. Dye
Human Resources Officer

FACILITIES AND SECURITY

Brett C. Fisk
Vice President

INFORMATION TECHNOLOGY AND CUSTOMER SUPPORT

Steven A. Milavec
Senior Vice President

Mickey R. Carpenter
Assistant Vice President and Senior Programming Analyst

TRUST AND INVESTMENTS

Benjamin C. Nesbitt
Senior Vice President and Senior Investment Officer

Herbert A. Simmerly, Jr.
Vice President and Senior Trust Officer

Priscilla R. Breen
Senior Trust Officer

Diane S. Munson
Trust Officer

Lynda S. Peet
Trust Officer

Amy B. Schlee
Trust Officer

Charles J. Perrillo, Jr.
Trust Investment Officer

Laura M. Hansel
Investment Services Officer

Patricia A. Lowe
Trust Operations Manager and Fiduciary Tax Officer

Charles A. Nicosia
INVEST Program Manager

dedicated to continued growth

LOANS

Credit Administration

Douglas S. Chesser
Senior Vice President and Senior Loan Officer

Allison M. Mosher
Assistant Vice President

Eileen Rose-Scott
Assistant Vice President

Susan M. Tietjen
Commercial Loan Process Manager

Robert W. Gernhardt, Jr.
Real Estate Services Manager

Geoffrey A. Rightmyer
Assistant Manager

Selina S. Gelatt
Mortgage Processing Manager

Customer Development

Jeffrey C. Lord
Senior Vice President and Senior Loan Officer

•Consumer Loans

Donald W. Simcox
Assistant Vice President

Michael A. Berger
Installment Loans Manager

Diane M. Hummel
Indirect Loan Officer

•Mortgage Loans

Christine M. Wiltsie
Assistant Vice President

•Commercial Loans

Edward P. Michalek
Vice President

Edward P. Bahrenburg
Vice President

April J. Volk
Vice President

Charles W. Sutliff
Assistant Vice President

John M. Connolly
Commercial Loan Officer

Michelle D. Catan
Commercial Loan Officer

CUSTOMER DELIVERY

Tammy R. Neumann
Vice President

Nancy A. Miller
Assistant Vice President and Gold Club Manager

Paula A. Marino
Assistant Vice President, Branch Administration

Richard J. Follett
Assistant Vice President and Administrative Officer

Bridget M. Lilley
Assistant Vice President and Administrative Officer

Sallyann J. Lamanna
Assistant Vice President, Marketing and Public Relations

Janice C. Eichler
Regional Manager and Business Development Officer

Phyllis B. Zona
Regional Business Development Officer

David D. Slentz
Regional Manager and Development Officer

Catherine L. Sobers
Branch Operations Officer

Michelle L. Miller
Branch Manager and Business Development Officer

Sanford Loucks Baer
Business Development Officer

Anthony R. Brady
Public Relations and Advertising Officer

Branch Officers

Marilee A. Asher

Sally A. Bartlett

Marjorie M. French

Nancy T. Fusco

Jean M. Lacey

Linda J. Northrup

Gordon M. Rehrmann

Roy S. Todd

Michael K. Walling

Galina H. Whitman

personnel

Banking Locations

Main Office (2 ATMs)
Paula A. Marino, Manager
245 Main Street
Oneonta, NY 13820
607-432-1700 • 1-800-374-7980

Oneonta Plains Office (ATM)
Phyllis B. Zona, Manager
434 Chestnut Street
Oneonta, NY 13820
607-432-6610

FoxCare Center Office (ATM)
Michael K. Walling, Manager
2 FoxCare Drive
Oneonta, NY 13820
607-432-6910

Southside Mall Office (ATM)
Lori J. Wil[illegible]
Customer Service Manager
5006 State Highway 23
Oneonta, NY 13820
607-432-2343

Milford Office
Rosemary Aborn
Customer Service Manager
101 East Main Street
Milford, NY 13807
607-286-3361

Schenevus Office
Marjorie M. French, Manager
101 Main Street
Schenevus, NY 12155
607-638-5821

Otego Office
Galina H. Whitman, Manager
304 Main Street
Otego, NY 13825
607-988-2521

Morris Office
Nancy T. Fusco, Manager
132 Main Street
Morris, NY 13808
607-263-5146

Cooperstown Office (ATM)
Janice C. Eichler, Manager
62 Main Street
Cooperstown, NY 13326
607-547-9941

Sidney Office (ATM)
Bridget M. Lilley, Manager
19 Union Street
Sidney, NY 13838
607-563-7770

Cobleskill Office (ATM)
Sally A. Bartlett, Manager
750 East Main Street, Suite 1
Cobleskill, NY 12043-3803
518-234-2535

Downsville Office
Jean M. Lacey, Manager
15229 State Highway 30
Downsville, NY 13755
607-363-7211

Delhi Office
Linda J. Northrup, Manager
85 Sherwoods Road
Delhi, NY 13753
607-746-2162

Fleischmanns Office (ATM)
Marilee A. Asher, Manager
1084 Main Street
Fleischmanns, NY 12430
845-254-5252



2003
A Year of Expansion

Boiceville Office (ATM)
Roy S. Todd, Manager
4141 State Highway 28
Boiceville, NY 12412
845-657-8733

Otsego Office (ATM)
Cherri E. Haner
Customer Service Manager
5378 State Highway 28
Cooperstown, NY 13326
607-547-7222

Norwich Town Office (ATM)
David D. Slentz, Manager
4837 State Highway 23
Norwich, NY 13815
607-336-7344

Norwich City Office (ATM)
Gordon M. Rehmann
Customer Service Officer
18 S. Broad Street
Norwich, NY 13815
607-334-2277

Johnson City Office (ATM)
Michelle L. Miller, Manager
23 Riverside Drive
Johnson City, NY 13790
607-644-1270

INTERNET BANKING
www.wilberbank.com

OFF-SITE ATMs

Hartwick College
Student Union, Dewar Hall
Oneonta, NY

SUNY at Oneonta
Hunt Student Union
Oneonta, NY

BANKING SUBSIDIARIES AND AFFILIATES

Wilber National Bank
245 Main Street
Oneonta, NY 13820

Mang-Wilber, LLC
c/o Wilber National Bank
Financial Services Center
245 Main Street
Oneonta, NY 13820
607-433-0511
1-800-485-2855

Wilber REIT, Inc.
245 Main Street
Oneonta, NY 13820

Western Catskill Realty, LLC
245 Main Street
Oneonta, NY 13820



Johnson City branch manager, Michelle Miller, and Regional Commercial Sales Manager, Ed Michalek, assess the progress of the branch renovations.



The nearly completed Johnson City branch at 23 Riverside Drive is expected to open for business in March, 2004.



Left to right: Ed Bahrenburg, Commercial Loan Officer, reviews the Johnson City blueprints with Norman J. Davies, architect and Todd Grubham, Lew Grubham General Construction.

ons



Our Mission

In providing money management solutions
with new ideas and old-fashioned service,
we will strive to exceed
the expectations of

our customers
for value and service

our shareholders
for long-term return on their investment

our employees
for a secure and fair workplace

and

our community
for long-term prosperity
of the local economy.

The Wilber Corporation

245 Main Street
Oneonta, New York 13820

Notice of Annual Meeting,

Proxy Statement and

2003 Annual Report on Form 10-K

Annual Meeting of Shareholders
To Be Held

April 24, 2004

This page intentionally left blank

THE
WILBER
CORPORATION

245 MAIN STREET
ONEONTA, NY 13820-0430
TELEPHONE (607) 432-1700

March 26, 2004

Dear Wilber Stockholder:

You are cordially invited to attend the Annual Meeting of Shareholders of The Wilber Corporation to be held on Saturday, April 24, 2004 at 10:30 a.m., notice of which is enclosed. The meeting will be held at the National Soccer Hall of Fame, 18 Stadium Circle, Oneonta, New York. The Board of Directors has unanimously recommended that shareholders vote "FOR" the director nominees and two other proposals.

The Wilber Corporation is now registered with the Securities and Exchange Commission (SEC) and listed with the American Stock Exchange® (Amex®) under the symbol GIW. The expanded proxy statement is a requirement of the regulations we must now act under. The combination of the four-for-one stock split last Fall and listing with a national exchange has resulted in a higher trading volume (liquidity) and a greater appreciation by investors of just how well-managed your institution remains in a very difficult interest rate environment. The downside is the high cost of compliance with the many requirements of the SEC, Amex and the relatively new Sarbanes-Oxley Act.

By the time of our Annual Meeting we should be converted to our new computer operations system. The customer will not be affected by the conversion, but the new system should allow the bank to operate more efficiently as it continues to grow and expand into new areas. The delay in conversion is a direct result of our management team insisting that the bank have nothing less than the best.

Even if you expect to be present at the Annual Meeting, please mark, date, and sign the enclosed Proxy and return it promptly.

We appreciate your continued support of The Wilber Corporation and its subsidiary, Wilber National Bank.

Sincerely,

Brian R. Wright
Chairman of the Board

This page intentionally left blank

THE WILBER CORPORATION
245 Main Street
Oneonta, New York 13820

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held April 24, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of The Wilber Corporation (the "Company") will be held as follows:

Place:	National Soccer Hall of Fame 18 Stadium Circle Oneonta, New York 13820
Date:	Saturday, April 24, 2004
Time:	10:30 a.m.

The Annual Meeting will be held for the following purposes:

1. To fix the number of directors of the Company at six (6);
2. To elect six (6) members to the Company's Board of Directors, each to serve for a one year term, and
3. To ratify the appointment of KPMG LLP, as our independent auditors for the fiscal year ending December 31, 2004

Only shareholders of record at the close of business on March 12, 2004 are entitled to notice of, and to vote at, the Annual Meeting.

It is important that your shares are represented at the meeting. Accordingly, please sign, date and mail the enclosed proxy in the enclosed postage-paid envelope, whether or not you plan to attend the meeting. If you do attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

By Order of the Board of Directors

Joseph E. Sutaris
Secretary

Oneonta, New York
March 26, 2004

THE WILBER CORPORATION

245 Main Street
Oneonta, New York 13820
(607) 432-1700

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
APRIL 24, 2004

Solicitation of Proxies

This Proxy Statement is being furnished to shareholders of The Wilber Corporation (the "Company") in connection with the solicitation of proxies on behalf of the Board of Directors to be used at the Annual Meeting of Shareholders. The meeting will be held on Saturday, April 24, 2004 at the National Soccer Hall of Fame located at 18 Stadium Circle, Oneonta, New York beginning at 10:30 a.m. (local time), and any adjournments thereof.

At the meeting, we will ask shareholders to: (i) fix the number of directors of the Company at six (6); (ii) elect six members to our Board of Directors, each to serve for a one year term; and (iii) ratify the appointment of KPMG LLP, as our independent auditors for the fiscal year ending December 31, 2004.

The Board of Directors is soliciting your proxy to vote at the meeting and at any adjournments of the meeting. Please complete the enclosed proxy sheet and return it in the enclosed return envelope as soon as possible. Each of our shareholders has one vote for each share of common stock owned. In the election of directors, each shareholder is entitled to cumulative voting, which means that each shareholder has votes equal to the number of votes the shareholder would be entitled to cast for the election of directors multiplied by the number of directors to be elected. The shareholder may cast all of such votes for a single director or may distribute them among the directors standing for election, as the shareholder sees fit. For example, a shareholder who owns 100 shares on the record date will hold 600 votes when six directors are to be elected. The shareholder may: (i) place 100 votes for each of the nominated directors; (ii) place 600 votes for one of the nominated directors; (iii) place 400 votes for one director and 200 votes for another director; or (iv) any other combination, so long as the total votes do not exceed 600.

Please read this Proxy Statement carefully before you decide how to vote. We encourage you to return the proxy sheet even if you plan to attend the meeting. This will save us the additional expense in soliciting proxies and will ensure that your vote is counted. You may still vote in person at the meeting even if you return the proxy sheet.

Shareholders of record on March 12, 2004 are entitled to receive notice of the meeting and are entitled to vote at the meeting, or at an adjournment of the meeting. This is known as the "Record Date." As of the Record Date, there were 11,209,392 shares of the Company's common stock, par value $.01 per share, issued and outstanding.

In this Proxy Statement, the terms "we," "our," "us," or similar terms refer to the Company. References in this Proxy Statement to the "Bank" refer to Wilber National Bank, our wholly owned subsidiary.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" FIXING THE NUMBER OF DIRECTORS AT SIX (6); "FOR" THE DIRECTOR NOMINEES DESCRIBED IN THIS PROXY STATEMENT AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS.

This Proxy Statement and accompanying Notice of Annual Meeting are first being mailed to shareholders on or about March 26, 2004.

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. WE HAVE ENCLOSED A SELF-ADDRESSED ENVELOPE WHICH YOU CAN USE TO RETURN YOUR PROXY SHEET. NO POSTAGE IS REQUIRED IF YOU MAIL THE ENVELOPE IN THE UNITED STATES.

Voting and Revocability of Proxies

If you sign and return a proxy sheet in the form that the Board of Directors is soliciting so we receive it before the polls close at the meeting, your votes will be cast as you have marked on the proxy sheet, unless you revoke your proxy before the polls close. If you properly sign and return your proxy sheet but you do not mark on it how you want to vote on any matter, then the Board of Directors, as your proxy, will vote your shares in favor of fixing the number of directors at six (6), the nominees for director named in this Proxy Statement and the ratification of the appointment of KPMG LLP, as the independent auditors. We do not know of any other matters that shareholders may present for a vote at the meeting. If any shareholder properly presents any other matter for a vote, including a proposal to adjourn the meeting, the Board members indicated on the proxy sheet, as the holders of your proxy, may vote on those matters based on their judgment.

If you sign and return the enclosed proxy sheet, you may revoke it at any time before the polls are closed. If you want to revoke your proxy, you must: (i) sign and deliver a written notice to the Secretary of the Company, at or before the meeting, dated after the date of your proxy stating that you want to revoke the proxy; (ii) sign and deliver to the Secretary of the Company, at or before the meeting, another proxy sheet relating to the same shares with a later date; or (iii) attend the meeting and vote in person. Attending the meeting does not automatically revoke a proxy unless you also take one of the three actions described in the prior sentence. Any written notice revoking a proxy must be delivered to Joseph E. Sutaris, Secretary, The Wilber Corporation, 245 Main Street, P.O. Box 430, Oneonta, New York 13820.

Quorum. If 5,604,697 shares of our common stock are present in person or represented by proxy at the meeting, there will be a quorum which will allow the meeting to commence. Once a quorum is present, the meeting can continue even if some shareholders leave the meeting. If a shareholder is present in person or by proxy but abstains from voting any shares, or if a broker submits a proxy for shares but does not vote those shares, then the shares are counted as present for purposes of determining a quorum. Shareholder votes will be tabulated by the persons appointed by the Board of Directors to act as judges of election of the meeting.

Required Vote. A plurality of the votes cast is required to elect directors. This means that the nominees for each directorship who receive the most votes will be elected. Abstentions and broker non-votes will not be counted for or against any of the nominees and will have no effect on the outcome of this proposal.

Cumulative voting is permitted in the election of directors. Cumulative voting allows each shareholder to cast all of his or her votes (equal to the number of shares owned multiplied by the number of director nominees) for a single nominee or any two or more nominees, rather than distributing his or her total votes equally among the six nominees.

Regarding the other two proposals before the meeting, each share is entitled to one vote. A majority vote of the shares outstanding and entitled to vote is required to approve the proposals described in this Proxy Statement and any other matter which may be presented for a vote at the meeting.

Director Nominations by Shareholders. Our bylaws provide that, at an annual meeting, a shareholder may nominate a person for election as a director only if advance notice of intent to nominate the person and certain additional information as described in the bylaws is mailed or delivered to the Secretary of the Company. The notice must be received by the Company at least 14 but not more than 50 days before the date of the meeting (or at least 7 days in advance of the meeting if less than 21 days' notice of the meeting is given). The notification shall contain the following information to the extent known to the notifying shareholders: (i) the name and address of each proposed nominee; (ii) the age of each proposed nominee; (iii) the principal occupation of each proposed nominee; (iv) the number of shares of the Company owned by each proposed nominee; (v) the total number of shares that to the knowledge of the notifying shareholder will be voted for each proposed nominee; (vi) the name and residence address of the notifying shareholder; and (vii) the number of shares of the Company owned by the notifying shareholder.

Important Information for Shareholders Whose Stock Is Held in Street Name

If you hold your stock in street name, which means that your stock is held for you in a brokerage account and is not registered on our stock records in your own name, please tell your broker as soon as possible how to vote your shares to make sure that your broker votes your shares before the polls close at the meeting. If your stock is held in street name, you do not have the direct right to vote your shares or revoke a proxy for your shares unless your broker gives you that right in writing.

Principal Owners Of Our Common Stock

The following table provides you with information, to the best of our knowledge, about stock ownership by directors, executive officers, and any person or group known by us to own beneficially more than 5% of our outstanding common stock. The information is as of the Record Date.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage Ownership (2)
The AE & AT Farone Foundation, Inc. 620 Michigan Avenue NE, Washington, DC 20064	837,120	7.47%
Wilber National Bank (3) 245 Main Street, Oneonta, New York 13820	1,704,716	15.21%
Directors and Executive Officers		
Brian R. Wright (4) Director and Chairman of the Company and the Bank	3,433,600	30.63%
Robert W. Moyer (5) Vice Chairman of the Company	68,644	*
Alfred S. Whittet (6) President and CEO and Director of the Company and Bank	12,000	*
David F. Wilber, III (7) Director of the Company and the Bank	399,576	3.56%
James F. VanDeusen (8) Director of the Company and Bank	25,000	*
Philip J. Devine (9) Director of the Company and Bank	88,520	*
Douglas C. Gulotty Executive Vice President of the Bank	0	*
Joseph E. Sutaris Chief Financial Officer and Secretary of the Company; Senior Vice President, Chief Financial Officer and Secretary of the Bank	0	*
James M. Salisbury (10) Vice President and Treasurer of the Company; Vice President and Cashier of the Bank	1,600	*
All Directors and Executive Officers as a Group (9 persons)	4,028,940	35.94%

Notes to Principal Owners of Common Stock Table (on previous page):

(1) Under Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, a person is considered a beneficial owner of a security if he / she has or shares voting power or investment power over the security or has the right to acquire beneficial ownership of the security within 60 days from the date of this filing. "Voting Power" is the power to vote or direct the voting of shares. "Investment Power" is the power to dispose or direct the disposition of shares.

(2) There are 11,209,392 shares of the Company's stock issued and outstanding as of the Record Date. An asterick (" * ") means that the percentage held is less than 1%.

(3) The Bank acts as Trustee for these shares held for certain customers.

(4) Mr. Wright owns 3,432,916 shares through a Florida Intangible Property Trust as of the record date and 684 shares through an investment management account managed by Wilber National Bank's trust department. As of the date of the meeting, Mr. Wright will directly own all shares.

(5) Mr. Moyer owns 26,084 shares directly and 9,600 as a joint tenant. Mr. Moyer's spouse owns 32,960 shares.

(6) Mr. Whittet owns 7,200 shares directly. Mr. Whittet's spouse owns 4,800 shares.

(7) Mr. Wilber owns 102,456 shares personally and 200,000 shares as a fiduciary. Mr. Wilber's spouse owns 97,120 shares as to which he disclaims beneficial ownership.

(8) Mr. VanDeusen holds his shares jointly with his spouse.

(9) Mr. Devine owns 80,656 shares personally, 3,864 shares through a trust and 4,000 shares as a guardian.

(10) Mr. Salisbury holds his shares jointly with his spouse.

PROPOSAL I. SIZE OF THE BOARD OF DIRECTORS

The Company's bylaws provide that the Board of Directors shall consist of not less than five (5) nor more than 25 members, and that the number of directors shall be fixed by the shareholders at the annual meeting. Within the foregoing limits, the Board of Directors may from time to time fix the number of directors, but may not raise or lower the number by more than two (2) between any two (2) successive annual meetings of the shareholders.

Vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the Board of Directors. Each person so appointed shall be a director until the next annual meeting of shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF FIXING THE NUMBER OF BOARD MEMBERS AT SIX (6).

PROPOSAL II. ELECTION OF DIRECTORS

Our Board of Directors presently has six (6) members and each director is elected for a one year term and until his successor is elected and qualified.

At this meeting, shareholders will elect six (6) directors, all of whom are current directors of the Company. The Board of Directors has nominated the persons set forth below for election at the meeting as directors. Shareholders elect directors by a plurality of the votes cast, which means that the six (6) nominees with the highest vote totals will be elected. Cumulative voting by shareholders is permitted in the election of directors, which means that a shareholder may cast all of his or her votes (equal to the number of shares owned multiplied by six (6) – the number of director nominees) in favor of any one (1) nominee or two (2) or more nominees.

Each of the nominees named below has consented to being named in this Proxy Statement and to serve, if elected. If any nominee becomes unavailable for election for any presently unforeseen reason, the Board of Directors, as the holder of your proxy, will have the right to use its discretion to cast your votes for a substitute. The Board of Directors unanimously recommends that you vote in favor of these six (6) nominees.

The Nominees

We are providing the following information regarding the nominees for election as directors There are no arrangements or understandings by which any director was selected to serve as such. There are no family relationships among directors and executive officers of the Company. Ages are as of the Record Date.

Brian R. Wright, age 59, is Chairman of the Board of the Company and the Bank. Mr. Wright became a Director of the Bank in 1976 and the Company in 1982. He was elected Chairman of the Bank in 1981 and of the Company in 1982.

Mr. Wright is Special Counsel to the law firm of Hinman, Howard & Kattell, LLP in Binghamton, New York. In addition, Mr. Wright served as the Assistant District Attorney for Broome County, New York from 1971 to 1973. He is currently a trustee of Hartwick College, Oneonta, New York, and the Oneonta Family Y.M.C.A. He is a past Director of the National Soccer Hall of Fame, Oneonta, New York and serves as a board member of the Lourdes Hospital Foundation in Binghamton, New York and Mayo Trust, White Plains, New York.

Robert W. Moyer, age 71, has been Vice Chairman of the Company since 1986. Mr. Moyer also served as President and Chief Executive Officer of the Company from 1983 until his retirement in 1997. In addition to his service to the Company, Mr. Moyer held the position of President and Chief Executive Officer of the Bank from 1972 until 1986, and Vice Chairman and Chief Executive Officer of the Bank from 1986 until his retirement in 1997. He served as the Vice Chairman of the Bank from 1997 until his retirement from the Bank's Board in April 2003.

During his active service with the Company and the Bank, Mr. Moyer served in various capacities with the New York Business Development Corporation, American Bankers Association, New York Bankers Association and the Federal Reserve Bank of New York, including Director and Chairman of the Federal Reserve Bank of New York's audit committee from 1987 to 1989 and Board President of the New York Bankers Association from 1982 to 1983. Mr. Moyer currently serves as a board member or trustee of several local not-for-profit and foundation Boards of Directors.

David F. Wilber, III, age 60, has been a Director of the Bank since 1970 and of the Company since 1982.

Since 1982 Mr. Wilber has been a real estate investor and owns several residential and commercial properties within and outside of the Company's primary market area. Mr. Wilber also served on the Oneonta Town and Otsego County Planning Board and is a past commissioner of the New York State Commission on Cable Television. Mr. Wilber also serves on the Boards of several local charitable foundations.

James F. VanDeusen, age 67, has been a Director of the Bank since 1977 and of the Company since 1982.

Mr. VanDeusen has served as President of Southern New York Claim Service in Oneonta, New York, a company providing insurance adjustment services since 1962. Mr. VanDeusen is a licensed general insurance adjuster, a current member and past President of the New York State Association of Independent Adjusters. In addition, Mr. VanDeusen serves as the President of the Huntington Memorial Library Board of Trustees, Oneonta, New York.

Philip J. Devine, age 68, has been a Director of the Bank since 1979 and of the Company since 1982.

Mr. Devine has been an attorney in private practice since 1965. In addition to his service to the Company and the Bank, Mr. Devine serves as a Director of Seeley's Ceramic Services, Inc., a small manufacturing company, and Seward Sand and Gravel, Inc. Mr. Devine is also a Director of OTSAR Corp., the parent company of the local chapter of the NYSARC, Inc., a private not-for-profit agency providing care services to those individuals with mental and other developmental disabilities.

Alfred S. Whittet, age 60, has served as President and Chief Executive Officer of the Company and the Bank since 1998. Mr. Whittet, who has been with the Bank since 1972, has held several positions including President and Chief Operating Officer of the Bank from 1986 to 1998, Executive Vice President, Secretary and Vice President. He has been a Director of the Bank since 1986 and of the Company since December 1997.

Mr. Whittet has served in various capacities with the New York Bankers Association, including Board member and past Chair of the association's group creditors and employee trusts insurance committee. Mr. Whittet is Chairman of the New York Business Development Corporation Regional Loan and Advisory Committee. Mr. Whittet is a past Director and Chairman of the A.O. Fox Memorial Hospital in Oneonta, New York and the Oneonta Family Y.M.C.A. He currently serves as Chairman of the Oneonta Family Y.M.C.A. Board of Trustees and is on the Board of Directors of the A.O. Fox Memorial Hospital Foundation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOR OF THE FOREGOING SIX (6) NOMINEES.

Executive Officers Who Are Not Directors

The Board of Directors elects executive officers for one year terms and they serve at the pleasure of the Board. Provided below is certain information regarding the executive officers of the Bank who are not directors. Their ages are as of the Record Date.

Douglas C. Gulotty, age 41, has been employed at the Bank since 1985 and has held the position of Executive Vice President of the Bank since 2000. Previously, Mr. Gulotty served as Senior Vice President – Customer Delivery Division, Vice President - Retail and Commercial Loan Officer.

Mr. Gulotty is a board member of the New York Bankers Association Service Corp. He also serves as a Trustee for Schenevus Central School, Schenevus, New York and as a Director of the Oneonta Family Y.M.C.A.

James M. Salisbury, age 62, has been employed with the Bank since 1978 and has been Vice President and Cashier of the Bank since 1979 and Vice President and Treasurer of the Company since 1982.

Mr. Salisbury is a board member and Treasurer of the Oneonta Rotary Club, a Trustee for the Village of Otego, New York and a board member of the United States regional selective service system. Mr. Salisbury has also served as a board member and President for the Unatego School District, Otego, New York and Hoosic Valley Central School, Schaghticoke, New York. Mr. Salisbury is the past President of the eastern New York Chapter of the Bank Administrative Institute.

Joseph E. Sutaris, age 36, has been employed with the Bank since 1995 and has been the Chief Financial Officer of the Company and the Bank since 2003, Senior Vice President of the Bank since 2000 and Secretary of the Company and the Bank since 1998. Previously, Mr. Sutaris served as Vice President of Planning and Finance and as Planning and Finance Officer of the Bank.

Mr. Sutaris serves as a Director of the National Soccer Hall of Fame, Oneonta, New York and is the past Chief Volunteer Officer of the Oneonta Family Y.M.C.A. Mr. Sutaris also serves on the Advisory Board of Meridian Venture Partners II, L.P., Radnor, Pennsylvania, a Small Business Investment Company, in which the Bank is a limited partner.

Meetings of the Board of Directors and Certain Committees

Our Board of Directors held 14 meetings in fiscal 2003. The Company's Board of Directors has an Executive, Audit and Compensation Committee. All of the directors attended at least 75% of the meetings of the Board of Directors and the committees on which they serve. The Board does not presently have a standing nominating committee.

Our Audit Committee, which met twice in fiscal 2003, consists of directors Moyer (Chair), Wilber and Devine, along with Olon T. Archer who, as Chairman of the Bank's Audit Committee, serves as an ex-officio and non-voting member. The committee functions on matters related to the accounting, bookkeeping and auditing functions of the Company and the Bank and meets periodically with the Company's independent auditors to arrange for the audit of the Company's annual financial statements and to review and evaluate recommendations made during the annual audit. The Audit Committee also reviews, approves and supervises the internal auditing procedures and reviews the regulatory examinations of the Bank.

Our Board of Directors has determined that Robert W. Moyer is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K of the Security Act of 1933, and is "independent" as defined by the American Stock Exchange® ("Amex®"), the listing standard applicable to the Company and standards under Rule 10A-3 under the Exchange Act.

Our Compensation Committee, which met once in fiscal 2003, consists of directors Devine, Moyer, VanDeusen, Wilber and Wright (Chair). The committee functions on matters relating to salaries, incentive compensation and related benefits for the Company's President and Chief Executive Officer. The full Board of Directors of the Bank, which includes all members of the Company's Board of Directors except Mr. Moyer, reviews salary policies and general salary administration for all officers, employees and directors of the Bank.

Our Acting Nominating Committee. The Board of Directors does not presently have a standing nominating committee. The Executive Committee of the Company's Board acts as a nominating committee for the purpose of identifying, nominating and recruiting directors for election at the shareholders' meeting. This acting nominating committee, which met one time in fiscal 2003, is comprised of directors Wright (Chair), Devine, Moyer, VanDeusen and Wilber. This committee identifies, nominates and recruits directors for election at the shareholders' meetings. This acting committee, which does not currently operate under a charter, meets the independence requirement of the Amex.

The acting nominating committee (or any standing nominating committee which may hereafter be established) will consider persons recommended by shareholders of record entitled to vote for the election of directors if timely written notice of the intent to make a nomination at a meeting of shareholders is received by the Company in accordance with its bylaws, policies and applicable law. A copy of the Company's bylaws is available to all shareholders of record upon request. Shareholders who wish to suggest qualified candidates should write to: The Wilber Corporation, Attention: Corporate Secretary, 245 Main Street, P.O. Box 430, Oneonta, New York 13820. All recommendations should state, at minimum, the information set forth in this Proxy Statement under the caption *"Director Nominations by Shareholders."* The information submitted should also describe the nominee's qualifications and an indication of the nominee's willingness to serve, if elected.

In furtherance of the Company's desire to effectively communicate with its shareholders, its Board of Directors has implemented a process for shareholders to send communications to the Board of Directors. All communication: (i) must be in writing; (ii) should indicate whether it is to be received by the entire Board or to specified individual directors; and (iii) should clearly and concisely state the question or issue. The correspondence should be mailed or delivered to the Secretary of the Company at the Company's address listed above.

Report of the Audit Committee

In fulfillment of the requirements of the SEC, for disclosure in proxy materials relating to the functioning of audit committees, the Company's Audit Committee has prepared the following report for inclusion in this Proxy Statement.

The Audit Committee is governed by a Charter which specifies, among other things, the scope of its responsibilities and how those responsibilities are to be performed. The Charter is reviewed on an annual basis, and may be modified to reflect recent law changes and regulatory requirements under the Sarbanes-Oxley Act of 2002. A copy of the Charter, as amended, is attached hereto as Attachment A. In accordance with the rules of the Amex, the listing standard applicable to the Company, the Audit Committee is comprised of the requisite number of members who are "independent" as defined by that listing standard.

In the performance of its obligations required by the SEC, the Audit Committee has: (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented; (iii) received from the auditors disclosures regarding the auditors' independence required by Independence Standard No.1, as may be modified or supplemented, and has discussed with the auditors the auditors' independence; and (iv) considered the compatibility of non-audit services described below with maintaining auditor independence.

Based on the above, the Audit Committee recommended to the Company's Board of Directors that the audited financials be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the SEC.

AUDIT COMMITTEE
Robert W. Moyer (Chair)
Philip J. Devine
David F. Wilber, III
Olon T. Archer (ex-officio)

Independent Auditors' Fees

Pre-approval Policies and Procedures. In accordance with rules adopted by the SEC to implement requirements of the Sarbanes-Oxley Act of 2002 (the "Act") and the Audit Committee's charter, all audit and audit-related services and all permitted non-audit work performed by the independent auditors, KPMG LLP, must be pre-approved by the Audit Committee, including the proposed fees for such work. The Audit Committee has adopted policies and procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services, are pre-approved, and is informed of each service actually rendered that was approved through its pre-approval process. In addition, the Audit Committee has considered whether the non-audit services described below, if any, are compatible with maintaining the independence of the external auditors.

Audit and Non-Audit Fees. The table set forth below presents fees for professional audit and non-audit services provided by the Company's principal external accounting firm, KPMG LLP, for the last two fiscal years. Other miscellaneous audit fees paid to other professional audit firms are not included.

Type of Service	Fiscal 2003	Fiscal 2002
Audit Fees (1)	$ 153,840	$ 63,000
Audit Related Fees (2)	7,900	0
Tax Fees (3)	38,965	34,555
All Other Fees (4)	0	0
Total	$ 200,705	$ 97,555

(1) These fees include fees for the audit of the financial statements of the Company (including out-of-pocket expenses) for the fiscal years indicated. The base year-end audit fee increased from $63,000 in 2002 to $87,500 in 2003 to include a review of the Company's SEC filings, including Form 10-K. In addition, during 2003 KPMG LLP provided audit services related to the Company's filing of its SEC Form 10 registration statement totaling $39,340, quarterly financial statement reviews totaling $22,500 and other miscellaneous audit matters totaling $4,500.

(2) During 2003, the Company paid these fees to KPMG LLP in connection with the Company's SEC registration, listing on the Amex and other items.

(3) Tax fees consist of fees billed for services rendered for Federal and New York State tax return preparation, tax advice, tax planning and other tax compliance services.

(4) All Other Fees consist of fees for services other than services reported above. There were no Other Fees paid to KPMG LLP during 2003 and 2002.

COMPENSATION

Compensation of Directors

Director Fees. The Company maintains a Board of Directors comprised of six (6) members. The Bank maintains a separate Board of Directors comprised of twelve (12) members. All of the Company's directors except Mr. Moyer serve on the Bank's Board of Directors. Neither the Company nor Bank Board members receive an annual retainer but receive fees for each Board or Committee meeting they attend. Directors who are full time employees do not receive Board or Committee fees. In fiscal year 2003, non-employee Company directors received $800 per meeting. Non-employee Bank directors currently receive $600 per Board meeting and $200 for each Committee meeting. Company and Bank directors may defer a portion of their fees under a Deferred Compensation Plan established in 2001. Total director fees and other compensation paid in fiscal 2003 to all directors of both the Company and the Bank amounted to $162,600. In addition, each Bank Director receives $25,000 of term life insurance.

Deferred Fees Plan. A Deferred Fees Plan is available for directors of both the Company and the Bank. This plan allows directors to elect to defer the receipt of their meeting fees to a future date. Deferred fees are credited, together with interest accruing thereon, to a separate liability account. The funds in these accounts are not segregated from the Bank's general assets and participants have no rights against the Bank for any portion of their accounts except as general unsecured creditors. Interest is credited annually at a rate equal to the interest rate for a 5-year $100,000 Certificate of Deposit in effect January 1 of each year. The balance of any account is payable to the director, or to his designated beneficiaries, in a lump sum or in sixty (60) monthly installments, at the election of the director. Payments begin on a date specified by the director or upon his termination as a director of the Bank, whichever is applicable. A total of four (4) directors participated in the deferred fees plan in fiscal 2003.

Executive Officer Compensation

The following table includes information about total compensation and compensatory awards paid in fiscal years 2003, 2002 and 2001, to Mr. Whittet, the President and Chief Executive Officer of the Company and the Bank and each of the three other executive officers whose salary and bonus exceeded $100,000 in fiscal year 2003.

Summary Compensation Table:

	Annual Compensation				Long-Term Compensation Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Alfred S. Whittet President & Chief Executive Officer	2003	232,212	60,000	-	0	0	0	140,746
	2002	224,721	45,000	-	0	0	0	125,666
	2001	212,340	35,000	-	0	0	0	0
Douglas C. Gulotty Executive Vice President of the Bank	2003	144,647	32,900	-	0	0	0	0
	2002	137,164	27,000	-	0	0	0	0
	2001	125,202	22,950	-	0	0	0	0
Joseph E. Sutaris Chief Financial Officer, Senior VP & Secretary	2003	102,707	13,201	-	0	0	0	0
	2002	99,444	10,573	-	0	0	0	0
	2001	95,742	6,101	-	0	0	0	0
James M. Salisbury Vice President & Treasurer	2003	101,784	12,524	-	0	0	0	0
	2002	98,576	10,450	-	0	0	0	0
	2001	96,665	8,308	-	0	0	0	0

Notes to Summary Compensation Table (note references to columns):

(c) Salary is base salary, including amounts that are deferred under the Bank's deferred compensation plan and the imputed value of life insurance benefits over $50,000.

(d) Bonuses include incentive payments made to executive officers for attaining certain performance measures. Mr. Whittet's bonus is determined annually by the Company's Compensation Committee comprised of independent directors. The remaining executive officers' bonuses are determined annually by the Chief Executive Officer based upon performance measures approved by the Company's Board of Directors. All of the executive officers, at their election, may defer all or a portion of their annual bonus into the Bank's executive officer deferred compensation plan. The amounts presented include amounts deferred.

(e) None of the named executive officers received additional benefits or perquisites totaling more than 10% of his salary and bonus.

(f), (g), (h) The Company does not provide any long-term incentive plans for its executive officers.

(i) During 2002 the Bank's Board of Directors granted Mr. Whittet a Supplemental Executive Retirement Plan ("SERP") benefit. The amount provided in column (i) represents the amount accrued during 2002 and 2003 for this benefit. Additional details regarding the SERP are provided below.

Employment Agreements and Change in Control Agreements

The employment of Mr. Whittet is governed by an Employment Agreement with the Bank, which became effective on January 1, 1998 and is for an indefinite term. Under the agreement, Mr. Whittet is paid an annual base salary set by the Compensation Committee of the Company. In addition, Mr. Whittet is entitled to receive an annual incentive bonus provided that performance objectives established by the Board of Directors are satisfied. The agreement provides for certain other benefits, including participation in all executive plans and arrangements and an automobile allowance.

Mr. Whittet also entered into a Severance Compensation Agreement with the Company, which became effective on January 1, 1998 and will terminate on April 21, 2005, Mr. Whittet's 62nd birthday. Under the agreement, Mr. Whittet is entitled to receive a severance amount equal to three (3) times the average of his aggregate annual compensation, in the event his employment is terminated following a change in control of the Company or the Bank for reasons other than disability, retirement, or cause. The aggregate annual compensation is determined by summing Mr. Whittet's federally taxable wages, deferred salary and deferred bonuses for the three (3) year period prior to the change in control and dividing the sum by three. Based on this formula, Mr. Whittet would have been entitled to a severance amount of $799,984 if a change in control event had occurred on December 31, 2003.

Mr. Gulotty, Mr. Sutaris and Mr. Salisbury entered into Retention Bonus Agreements with the Bank, which became effective on September 15, 1999 and will terminate on September 30, 2004, unless otherwise extended under the terms of the agreement. The agreements provide Mr. Gulotty, Mr. Sutaris and Mr. Salisbury with one-time lump sum bonus amounts, equal to 200%, 150% and 75%, respectively, of their current annual salary, if they are employed in their current capacity in the event of a change in control of the Company or the Bank. If a change in control had occurred on December 31, 2003, Mr. Gulotty would have been entitled to a bonus amount of approximately $288,900; Mr. Sutaris, $153,825 and Mr. Salisbury, $75,825.

In each of the foregoing agreements, "change in control" is generally defined to mean: (i) a transaction where a consolidation or merger occurs of either the Company or the Bank and neither is the surviving corporation; (ii) a transaction where the common shares of either the Company or the Bank are exchanged for cash, securities or other property; (iii) a transaction involving the sale, lease or exchange of all, or substantially all, of the assets of the Company or the Bank; (iv) a transaction where the shareholders of the Company approve a plan of liquidation; or (v) a transaction where any person other than the Company becomes the beneficial owner of 50% or more of the Bank's outstanding stock.

Benefit Plans

Defined Benefit Retirement Plans. The Bank has a non-contributory defined benefit retirement plan through the New York State Bankers Retirement System. This plan covers all employees of the Bank age 21 years, and less than 65 years, with more than one year of service who complete 1,000 or more hours of service during the year. Benefits are based on the number of years of service and salary at retirement. An employee becomes fully vested in the plan after five years of service.

At fiscal year-end 2003, Mr. Whittet had 31 years of credit service; Mr. Gulotty, 18 years; Mr. Sutaris, 8 years and Mr. Salisbury, 25 years.

The following table shows the estimated annual benefits payable at the individual's normal retirement age (65) under the pension plans of the Bank based on specific compensation and years of service classifications.

Pension Plan Table:

Approximate Annual Retirement Benefit

Average Final	Years of Credited Service (1)						
Compensation	10	15	20	25	30	35	40
$50,000	$ 7,844	$11,767	15,689	18,361	21,033	23,705	26,205
75,000	$12,844	$19,267	25,689	30,236	34,783	39,330	43,080
100,000	$17,844	$26,767	35,689	42,111	48,533	54,955	59,955
125,000	$22,844	$34,267	45,689	53,986	62,283	70,580	76,830
150,000	$27,844	$41,767	55,689	65,861	76,033	86,205	93,705
175,000	$32,844	$49,267	65,689	77,736	89,783	101,830	110,580
200,000	$37,844	$56,767	75,689	89,611	103,533	117,455	127,455
225,000	$37,844	$56,767	75,689	89,611	103,533	117,455	127,455
250,000	$37,844	$56,767	75,689	89,611	103,533	117,455	127,455
300,000	$37,844	$56,767	75,689	89,611	103,533	117,455	127,455
400,000	$37,844	$56,767	75,689	89,611	103,533	117,455	127,455

Supplemental Executive Retirement Plan ("SERP"). In December 2002, the Bank entered into Supplemental Executive Retirement Plan Agreements with Mr. Whittet and Mr. Moyer. The SERP agreements provide both Mr. Whittet and Mr. Moyer with supplemental retirement benefits in addition to defined benefit pension plan benefits.

Mr. Whittet's agreement provides him with a $50,000 annual supplemental retirement benefit for life if he maintains continuous employment with the Bank and retires on or after January 1, 2006. The vesting schedule for Mr. Whittet's SERP benefit is as follows:

SERP Benefit Vesting Table:

Date of Retirement	Vested Percentage	Annual Retirement Benefit
On or prior to December 31, 2003	25%	$12,500
January 1, 2004 through December 31, 2004	50%	$25,000
January 1, 2005 through December 31, 2005	75%	$37,500
On or after January 1, 2006	100%	$50,000

In the event Mr. Whittet's employment is voluntarily or involuntarily terminated prior to January 1, 2006 due to a change in control/ownership, (as defined within the SERP agreement), Mr. Whittet will receive $50,000 of benefits annually. If Mr. Whittet's employment is involuntarily terminated prior to retirement for reasons other than cause, he will receive 84% of the fully vested benefit or $42,000 per year. The SERP agreement with Mr. Whittet also provides a 50% survivor benefit for his spouse should he pre-decease her. If Mr. Whittet dies prior to retirement, a benefit equal to $21,000 multiplied by the vested percentage at the time of death will be paid to his spouse annually until her death.

Mr. Moyer's agreement provides him with a $47,050 annual supplemental retirement benefit for life. Mr. Moyer's SERP agreement was fully vested (100%) at inception. Mr. Moyer's SERP agreement provides a 50% survivor benefit for his spouse should he pre-decease her.

Executive Officer Deferred Compensation Plan. The Executive Officers of the Company may elect to defer a portion of their annual bonus under a Deferred Compensation Plan established in 1985 and amended in 1999. Mr. Whittet may also defer a portion of his salary under the plan. The eligible securities under the plan include: (i) U.S. Government debt obligations or (ii) equities and debt instruments, including mutual funds, used as investments by the Trust Department of the Bank. Additionally, participants may elect to index their deferred amounts to the financial performance of the Company's common stock ("phantom stock"). The benefit provided to the participants is the ability to defer payment of the elected salary and bonus amounts for Federal and State income taxes purposes, as well as the ability to defer payment of taxes on capital appreciation and income earned on the "phantom stock" or underlying investments purchased for their account until time of withdrawal. The plan vests immediately and is not tied to long-term performance goals. The Company does not provide a matching benefit for participants. The participant's account is not held by the Company in trust, escrow or similar fiduciary capacity. Accordingly, neither the participant nor the participant's legal representative shall have any right against the Company with respect to any portion of the account, except as a general unsecured creditor. The participants may withdraw funds upon the termination of their employment, retirement or in the event of financial hardship. The participants may make withdrawals from their deferred compensation upon retirement or termination in (i) a lump sum not later than 90-days after termination or (ii) in monthly installments for a designated number of months not to exceed 60 months, or any combination of the foregoing options.

Split-Dollar Life Insurance Plan. The Company provides a split-dollar life insurance plan for its senior officers. Currently, 15 senior officers of the Company and the Bank participate in the split-dollar life insurance plan, including all of the executive officers listed in the Summary Compensation Plan table above. Mr. Moyer, retired Chief Executive Officer and current Vice Chairman of the Company, also participates in the plan due to his previous employment with the Company. The plan provides each participant a life insurance benefit during his or her employment with the Bank, a post-retirement benefit, as well as other benefits in the event of disability, change of control, resignation and termination. Eligibility is determined at the sole discretion of the Company's Compensation Committee. The vested benefits are different for participants with less than five years of continuous service as a senior officer, as compared to participants with five or more years of continuous service as a senior officer. All of the Executive Officers listed in the summary compensation table above have five or more years of continuous service as a senior officer of the Company.

During employment, the split-dollar life insurance plan provides each participant's named beneficiary with a fully-vested death benefit equaling four (4) times the participant's most recent base salary (the same benefit as provided to the Bank's eligible full-time employees under the group term life insurance plan).

Mr. Moyer's and Mr. Whittet's agreements are subject to a maximum death benefit of $700,000. The remaining participants are subject to a maximum death benefit of $500,000.

Compensation Committee Report on Executive Compensation

Overview and Philosophy. The Board of Directors of the Company has established a Compensation Committee, which determines the annual compensation of the Chief Executive Officer. The Compensation Committee also structures and monitors all contracts with executive officers, which include employment-related agreements with Messrs. Whittet, Gulotty, Sutaris and Salisbury.

The Compensation Committee gathers comparative compensation data from independent sources, including the Independent Bankers Association of New York and the Webber Survey, and has attempted to develop a strategy which links pay to performance. The objectives of the Company's executive compensation program are to:

- Support the achievement of desired goals of the Company.
- Provide compensation that will attract and retain superior talent and reward performance.
- Align the Chief Executive Officer's interests with those of shareholders by placing a significant portion of pay at risk with payout dependent upon corporate performance, both on a short-term and long-term basis.

Compensation Matters in 2003. During 2003 the Compensation Committee increased the level of base salary of the Chief Executive Officer. The increase in base salary was based upon an analysis of compensation levels for management performing similar functions at other banking companies of similar size and operations.

An annual cash bonus was paid to the Chief Executive Officer for the year 2003, based upon the Compensation Committee's qualitative assessment of the individual's performance and that of the Company, rather than any discrete performance measures.

Chief Executive Officer Compensation Program. The Company's Chief Executive Officer compensation program is comprised of base salary, annual cash incentive compensation, and various benefits, such as the SERP and his employment-related agreements. The base salary level for the Company's Chief Executive Officer is set relative to companies in the banking industry of similar size and complexity of operations, as described above. In determining the base salary, the Compensation Committee also takes into account individual experience and performance, the Company's performance and specific issues particular to the Company. The Company also provides direct financial incentives to achieve the Company's annual goals in the form of an annual cash bonus.

THE COMPENSATION COMMITTEE

Brian R. Wright
David F. Wilber III
James F. VanDeusen
Philip J. Devine
Robert W. Moyer

Compensation Committee Interlocks and Insider Participation in Compensation Decisions. The Compensation Committee of the Company consists of directors Wright, Wilber, VanDeusen, Devine and Moyer. None of these individuals is or has been an officer of the Company or the Bank, except for Mr. Moyer, who did not participate in the Committee's deliberations on Mr. Whittet's 2003 compensation.

Transactions with Directors and Officers. Directors and executive officers of the Company and their associates were customers of, or had transactions with, the Company or the Bank or other subsidiaries in the ordinary course of business during 2003. Additional transactions may be expected to take place in the future. All outstanding loans to directors and executive officers and their associates, commitments and sales, purchases and placements of investment securities and other financial instruments included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral where applicable, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectability or present other unfavorable features.

Brian R. Wright, who is the chairman of the Board of Directors, is serving as Special Counsel to the law firm of Hinman, Howard & Kattell, LLP. During fiscal 2003, the Bank made payments to this firm for legal services in the amount of $143,001.

Each of these transactions and relationships was entered into on an arm's length basis. Management of the Company believes that all amounts paid by the Company or the Bank in those transactions have been at competitive rates or prices.

SHAREHOLDER RETURN PERFORMANCE GRAPH

Shareholder Return Performance Graph. The following line graph presentation compares the five-year cumulative total shareholder return on the Company's common stock against the cumulative total return of the Standard & Poor's 500 Index and the Standard and Poor's Financial Index. The graph assumes that $100 was invested on January 1, 1999 and includes both price change and reinvestment of cash dividends. Graph points are as of December 31 of each year. During the periods presented the common stock of The Wilber Corporation was inactively traded on Nasdaq's Over-the-Counter Bulletin Board market. The cumulative return provided for The Wilber Corporation Stock was calculated using the December 31st closing prices for the common stock as reported on the Over-the-Counter Bulletin Board Market.



Shareholder Return Stock Performance Chart
5-Year Cumulative Total Return
Comparison - S&P 500, S&P Financial, Wilber Corp.
$150
$130
$110
$90
$70
1999
2000
2001
2002
2003
Years
S&P 500
S&P Financial
Wilber Corp.

	1998	1999	2000	2001	2002	2003
S&P 500	$100	$121	$112	$100	$78	$107
S&P Financial	$100	$104	$129	$121	$105	$136
Wilber Corp.	$100	$86	$76	$79	$112	$145

Section 16(a) Beneficial Ownership Reporting Compliance

The Company became a reporting company with the SEC in February, 2004. Section 16(a) of the Exchange Act requires the Company's directors, executive officers (and one executive officer of the Bank), and persons who beneficially own more than 10% of any class of the Company's equity securities to file with the SEC, initial reports of ownership within ten days after the reporting event, and reports of changes in ownership of the Company's common stock generally by the second business day following the transaction. There were no reports required to be furnished to the SEC during fiscal year 2003 under Section 16(a).

PROPOSAL III. RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Company's Board of Directors appointed KPMG LLP as independent auditors to audit the books of the Company and the Bank for the fiscal year ending December 31, 2004, subject to ratification by the shareholders at the meeting. KPMG LLP has been regularly employed by the Bank for the last five years.

A representative of KPMG LLP is expected to be present at the meeting and will have an opportunity to make a statement if he or she wishes to do so. We also expect that the representative will be available to answer appropriate questions from shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors does not know of any matter other than as indicated above that will come before the meeting. In the event that any other matter properly comes before the meeting, the persons named in the enclosed form of proxy will have discretionary authority to vote all proxies in accordance with their best judgment on such matters.

GENERAL

We are distributing our Annual Report for fiscal year 2003 with this Proxy Statement to shareholders of record on the Record Date. The Annual Report is not part of the proxy solicitation material.

If you submit a properly completed proxy sheet to the Company on the form distributed with this Proxy Statement, it will be voted if received before the voting is closed at the meeting. The proxy will be voted in the manner directed on the proxy sheet. If the proxy sheet is signed and returned but no directions are given, the proxy will be voted "FOR" the fixing of the number of directors at six (6), all the director nominees, and the ratification of the appointment of the independent auditors.

The cost of this Proxy Statement and the related proxy solicitation will be borne by the Company. In addition, directors, officers and regular employees of the Company may solicit proxies personally, by telephone or by other means without additional compensation. The Company will, upon the request of brokers, dealers, banks and voting trustees, and their nominees, who were holders of record of shares of the Company's capital stock or participants in depositories on the Record Date, bear their reasonable expenses for mailing copies of this Proxy Statement and accompanying Notice of Annual Meeting and the form of proxy sheet to the beneficial owners of such shares.

SHAREHOLDER PROPOSALS AT THE ANNUAL MEETING IN THE YEAR 2005

The Company's Board of Directors will establish the date for the 2005 Annual Meeting of Shareholders. In order for a shareholder to be entitled, under the regulations of the SEC, to have a shareholder proposal included in the Company's Proxy Statement for the 2005 meeting, the proposal must be received by the Company at its principal executive offices, 245 Main Street, P.O. Box 430, Oneonta, New York, Attention: Joseph E. Sutaris, Corporate Secretary, at least 120 days in advance of the date in the year 2005 which corresponds to the date in the year 2004 when we first release this Proxy Statement to shareholders. The shareholder must also satisfy the other requirements of SEC Rule 14a-8. Note that this filing requirement is separate from the notice requirements described in this Proxy Statement regarding the advance notice that is required before a shareholder is permitted to offer a proposal for a vote at any shareholders' meeting.

If additional copies of the 2003 Proxy Statement and Annual Report on Form 10-K are needed, please send a written request to Joseph E. Sutaris, Corporate Secretary, at our address stated above. It may also be obtained through the Bank's website at www.wilberbank.com. The Form 10-K report is not a part of the proxy solicitation materials.

PLEASE SIGN, DATE AND MAIL YOUR PROXY NOW.

By Order of the Board of Directors

Joseph E. Sutaris
Secretary

Oneonta, New York
March 26, 2004

Attachment A

THE WILBER CORPORATION

(including Wilber National Bank and subsidiaries)

Board of Directors

Audit Committee Charter

I. PURPOSE AND OVERALL RESPONSIBILITIES

The primary purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of The Wilber Corporation (the "Company") is to assist the Board in fulfilling its oversight responsibilities by reviewing: (i) the periodic financial reports and other financial information provided by the Company to regulatory or governmental bodies, including the Securities and Exchange Commission ("SEC") or to the public; (ii) the Company's system of internal controls that management and the Board have established; and (iii) the Company's auditing, accounting and financial reporting processes (both internal and external) generally. In addition, the Committee provides an avenue for communication between internal audit, the Company's independent auditors, financial management, and the Board. The Committee should have a clear understanding with the independent auditors that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent auditors is to the Board and the Committee, as representatives of the Company's shareholders. The Committee will make regular reports to the Board concerning its activities. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors.

The Committee shall operate pursuant to a written charter setting forth its duties and responsibilities and this Charter shall be reviewed for adequacy, modified as necessary, and approved by the full Board of Directors annually. The Committee shall assess the effectiveness of the Charter periodically and include it as an appendix to its annual proxy statement at least once every three years in accordance with SEC rules.

II. COMPOSITION AND BACKGROUND

The size of the Committee shall be appropriate to the organization but no less than three nor more than seven outside directors.

The Committee shall be appointed by the Board of Directors of the Company, and be composed of outside directors who are able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement (i.e., be financially literate). At least one member shall be an "audit committee financial expert" as such term is defined by applicable rules of the SEC and the American Stock Exchange ("AMEX"), the listing standard applicable to the Company.

Each member of the Committee shall satisfy the applicable independence requirements for serving on the Committee as set forth in the applicable AMEX rules and in the rules adopted by the SEC pursuant to Section 301 of the Sarbanes-Oxley Act of 2002 (the "SOX Act"), as codified in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Further, no member of the Committee shall concurrently serve in the control, oversight, or management of fiduciary activities of the subsidiary or receive any compensation for services provided to the Bank, excluding director fees that would interfere with his or her independence.

The members of the Committee shall be provided sufficient background information and training to effectively meet their responsibilities.

III. MEETINGS

The Committee shall meet at least quarterly, or more frequently as it may deem necessary. Meeting agenda and supporting materials shall be distributed in advance whenever possible to allow members to appropriately prepare for committee meetings. The Committee shall report its activities at least quarterly to the full Board.

IV. SPECIFIC DUTIES

In carrying out its functions:

1. The Committee shall review with management the Company's process of assessing the risk of materially misstating the financial statements, intentionally or unintentionally.

2. The Committee shall be responsible for appointing, evaluating, retaining and, when necessary, terminating and replacing the independent auditors.

3. The Committee shall review and concur in the appointment, performance evaluation, compensation, replacement, and reassignment or dismissal of the director of internal auditing. It shall also approve the compensation, and provide oversight, of the internal auditors.

4. The Committee shall review and evaluate the lead partner of the independent auditors' team. To the extent required by law, the Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the audit partner responsible for reviewing the audit and other members of the audit engagement team.

5. The Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimum exceptions for non-audit services described in Section 10(A)(i)(1)(B) of the Exchange Act which are approved by the Committee prior to the completion of the audit. All audit and non-audit services provided by the independent auditor shall be disclosed in the annual proxy statement. Pre-approval of all auditing services and permitted non-audit services shall be in accordance with the Committee's pre-approval policy, as may be amended or modified from time to time by the Committee.

6. The Committee shall periodically review the fees and evaluate the qualifications and performance of the independent auditor with management, including any potential conflicts of interest that may exist between the Company and the independent auditor. The Committee is charged with resolving disagreements between management and the outside auditor regarding financial reporting. The Committee shall also be apprised of the extent other independent accounting

firms are used and understand the rationale for using them. The Committee shall review the tasks assigned to the independent auditors, including relationships with the Company, to ensure the independence of the auditor is protected. The Committee shall obtain from the outside auditor a formal written statement consistent with Independence Standards Board Standard No. 1 disclosing all of its relationships with, and services provided to, the Company or its affiliates. The Committee will discuss such relationships with the independent auditor and take all appropriate actions when necessary.

7. The Committee shall review with both the internal auditor and the independent auditors their scope of audit, risk assessment methods, ability to detect fraud or weaknesses in control, and their evaluation of the Company's internal control systems. The Committee shall review and approve the internal audit plan and subsequent changes to the plan. The Committee shall review the internal audit staffing quality and budget to satisfy itself that internal auditing is adequate to support the internal audit function. The Committee shall ascertain whether the independent auditor and the internal audit function are efficiently coordinating and are performing their audit and risk management duties in accordance with the standards of professional practice.

8. The Committee shall make inquiries and receive information from the independent auditor regarding appropriateness of accounting principles followed by the Company, changes in accounting principles and the reason for changes not mandated by the appropriate regulator and the impact of such changes on the financial statements.

9. The Committee shall inquire and receive from management, the independent auditor and the internal audit department periodic reports of any significant accounting issues and how they were resolved.

10. As required by the Sarbanes-Oxley Act of 2002, the Committee shall review deficiencies, if any, identified by management in the design and operation of internal controls which may be referred to in the certifications of the Chief Executive Officer and Chief Financial Officer.

11. The Committee shall be advised whenever management seeks a second opinion on a significant accounting issue within 90 days of such action.

12. The Committee shall obtain full information from management about any significant accruals, reserves or charges against reserves that would have a material impact on the financial statements.

13. The Committee shall have a predetermined arrangement with the independent auditor that they will advise the Committee, through its Chair and management of the Company, of any matters identified through procedures followed for interim quarterly financial statements, and that such notification as required under standards for communication with audit committees is to be made prior to the related press release or, if not practicable, prior to filing the related Form 10-Q.

14. At the completion of the annual audit, review the following with management and the independent auditor:

    - The annual financial statements, related notes, and financial information and management's discussion and analysis to be included in the Company's annual report to shareholders on Form 10-K.

    - The annual financial statements, related notes, and financial information and management's discussion and analysis to be included in the Company's annual report to shareholders on Form 10-K.

- Results of the audit of the financial statements and the related notes thereon and, if material, changes during the year in accounting principles and their application.

- Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit; inquire about the cooperation of management received by the independent auditors during their audit, including access to all requested records, data, and information; inquire of the independent auditors whether there have been any disagreements with management, which, if not satisfactorily resolved, would have caused them to issue a nonstandard report on the Company's financial statements.

- Prior to filing the Company's annual report with the SEC, review with the independent auditor: (i) critical accounting and financial reporting policies and practices used by the Company; (ii) alternative treatments of financial information as permitted by Generally Accepted Accounting Principles ("GAAP") that have been discussed with the management of the Company, including the ramifications of such alternative treatments and the proper disclosure thereof, as well as any treatment of such financial information that may have been preferred by the independent auditors; and (iii) other material communications between the independent auditors and management.

- Other communications as required to be communicated by the independent auditors by Statement of Auditing Standards ("SAS") 61 as amended by SAS 90 relating to the conduct of the audit. Further, receive communication provided by the independent auditors concerning their judgment about the quality of the Company's accounting principles, as outlined in SAS 61 as amended by SAS 90, and that they concur with management's representation concerning uncorrected audit adjustments.

- Provide a report in the Company's annual proxy statement that includes the Committee's review and discussion of matters with management and the independent auditors.

15. The Committee shall establish and follow procedures for the receipt and handling of complaints received from customers, shareholders, employees, and other individuals regarding accounting, internal accounting control and auditing matters. The procedures, which may be amended from time to time, are included as Appendix A hereto.

16. The general policy of the Company is not to hire employees or former employees of the independent auditors who participated in any capacity in the audit of the Company in the prior two fiscal years, if such hiring would negatively impact the independence of the independent auditors. Any hiring of an employee or former employee of the Company's independent auditors who participated in any capacity in the audit of the Company in the prior two fiscal years will be required to be approved by the Audit Committee, and will be handled in accordance with the limitations set forth by the applicable laws and regulations.

17. The Committee shall be permitted to engage independent general or outside counsel and other advisors and to meet with them when appropriate to discuss legal issues that may have a significant impact on the financial statements.

18. The Committee shall meet privately with the independent auditor and the director of internal auditing to preserve its and their independence. The Committee shall instruct both the independent auditor and the director of internal auditing to report any areas that require special attention.

19. The Committee shall encourage the CEO's and senior management's active participation in committee meetings with the exclusion of executive sessions. The Committee shall meet privately at least annually with the CEO and senior management.

20. The Committee shall perform any other activities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board of Directors may deem necessary or appropriate.

Appendix A

CONCERNS REGARDING AUDITING OR ACCOUNTING MATTERS

Employee Concerns

As required by the Sarbanes-Oxley Act of 2002, employees of a corporation with publicly traded stock must be able to voice concerns regarding the auditing or accounting matters of the company. If an employee observes material irregularities or misstatements in the Wilber Corporation and its affiliate's financial accounting or auditing process, a confidential anonymous claim should be filed with the Chairperson of the Board of Directors' Audit Committee. A sealed envelope addressed to the Chairperson of the Audit Committee may be delivered to:

Mr. Olon T. Archer
Chairman, Audit and Risk Management Committee – Wilber National Bank
c/o Archer Enterprises Inc.
P.O. Box 775
Oneonta, NY 13820

or

Mr. Robert W. Moyer
Chairman, Audit Committee – The Wilber Corporation
c/o 133 Balford Drive
Oneonta, NY 13820

or

the Bank's Internal Audit Department or Compliance Officer. The sealed envelope will be delivered intact to the Chairman for evaluation.

Public Concerns

Employees must be aware of complaints received from customers, shareholders and other individuals regarding material accounting, internal accounting controls and auditing matters of The Wilber Corporation and its affiliates. Complaints may be received in person or in writing. It is extremely important that a complaint of this nature be immediately brought to the attention of the Chairman of the Directors' Audit Committee. Accept written concerns and complaints and immediately forward to the Internal Audit Department or Compliance Officer for delivery to the Chairman. Verbal complaints should be committed to writing either by the complainant or the employee and delivered as previously instructed to the Chairman of the Audit Committee.

Anonymous complaints from employees will be handled in the same manner; however, no response will be sent. Instead, a file will be maintained by the Internal Audit Department for the purpose of documenting resolution to each complaint. The file will be made available for employee review.

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ANNUAL REPORT ON FORM 10-K

to the

SECURITIES AND EXCHANGE COMMISSION

of

THE WILBER CORPORATION
for the Year-Ended December 31, 2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission file number: 001-31896

The Wilber Corporation
(Exact name of registrant as specified in its charter)

New York	15-6018501
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
245 Main Street, P.O. Box 430, Oneonta, NY	13820
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 607-432-1700

Securities registered pursuant to 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which registered
Common Stock	American Stock Exchange

Securities registered pursuant to 12(g) of the Act: None

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ ] No [X]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
[X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes [ ] No [X]

Based upon the closing price of the registrant's common stock as of June 30, 2003, the aggregate value of the voting stock, common stock, $0.01 par value per share held by non-affiliates of the registrant was $75.4 million. Although Directors and Executive Officers of the registrant were assumed to be "affiliates" for the purposes of this calculation, the classification is not to be interpreted as an admission of such status. There were no classes of non-voting common stock authorized on June 30, 2003.

The number of shares of common stock outstanding on March 12, 2004 was 11,209,392.

Documents Incorporated by Reference
Portions of the registrant's definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on April 24, 2004 are incorporated by reference.

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THE WILBER CORPORATION
FORM 10-K
INDEX

FORWARD-LOOKING STATEMENTS

When we use words or phrases like "will probably result," "we expect," "will continue," "we anticipate," "estimate," "project," "should cause," or similar expressions in this annual report or in any press releases, public announcements, filings with the Securities and Exchange Commission (the "SEC") or other disclosures, we are making "forward-looking statements" as described in the Private Securities Litigation Reform Act of 1995. In addition, certain information we provide, such as analysis of the adequacy of our allowance for loan losses or an analysis of the interest rate sensitivity of our assets and liabilities, is always based on predictions of the future. From time to time, we may also publish other forward-looking statements about anticipated financial performance, business prospects, and similar matters.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. We want you to know that a variety of future events and uncertainties could cause our actual results and experience to differ materially from what we anticipate when we make our forward-looking statements. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in consumer preferences, changes in interest rates, deposit flows, cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products services and fees.

Please do not rely unduly on any forward-looking statements, which are valid only as of the date made. Many factors, including those described above, could affect our financial performance and could cause our actual results or circumstances for future periods to differ materially from what we anticipate or project. We have no obligation to update any forward-looking statements to reflect future events which occur after the statements are made, and we specifically disclaim such obligation.

PART I

ITEM 1: BUSINESS

A. General

The Wilber Corporation (the "Company"), a New York corporation, was originally incorporated in 1928. The Company held and disposed of various real estate assets until 1974. In 1974, the Company and its real estate assets were sold to Wilber National Bank (the "Bank"), a nationally chartered bank established in 1874. The Company's real estate assets were used to expand the banking house of Wilber National Bank. The Company was an inactive subsidiary of the Bank until 1982. In 1983, under a plan of reorganization, the Company was re-capitalized, acquired 100% of the voting stock of the Bank, and registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHCA").

The business of the Company consists primarily of the ownership, supervision and control of its sole bank subsidiary, Wilber National Bank. The Company, through the Bank and the Bank's subsidiaries (collectively "we" or "our"), offers a full range of commercial and consumer financial products including business, municipal, mortgage and consumer loans, deposits, trust and investment services, and insurance. We serve our customers through nineteen (19) full service branch banking offices located in Otsego, Delaware, Schoharie, Chenango, Ulster, and Broome counties, New York, an ATM network, and electronic / Internet banking services. In addition, we operate an insurance sales office located in Walton, New York (Delaware County) and a representative loan production banking office in Kingston, New York (Ulster County). The Bank's Main Office is located at 245 Main Street, Oneonta, New York 13820 (Otsego County). We employed 219 full-time equivalent employees at December 31, 2003. Our website address is www.wilberbank.com.

The Bank's subsidiaries include Wilber REIT, Inc., Western Catskill Realty, LLC and Mang–Wilber, LLC. Wilber REIT, Inc. is wholly - owned by the Bank and primarily holds mortgage related assets. Western Catskill Realty, LLC is a wholly - owned real estate holding company, which primarily holds foreclosed real estate. Mang–Wilber, LLC is the Bank's insurance agency subsidiary, which is operated under a joint venture arrangement with a regional insurance agency. At December 31, 2003, the Bank owned a 70.8% membership interest in Mang–Wilber, LLC.

Our principal business is to act as a financial intermediary in the communities we serve by obtaining funds through customer deposits and institutional borrowings, lending the proceeds of those funds to our customers, and investing excess funds in debt securities and short-term liquid investments. Our funding base consists of deposits derived principally from the central New York communities which we serve. To a lesser extent, we borrow funds from institutional sources, principally the Federal Home Loan Bank of New York (hereinafter referred to as "FHLBNY"). We target our lending activities to consumers and municipalities in the immediate geographic areas and to small and mid-sized businesses in the immediate geographic areas and broader statewide region. Our investment activities primarily consist of purchases of high-quality U.S. Treasury, U.S. Government Agency ("GinnieMae"), U.S. Government Sponsored Entities ("FannieMae" and "FreddieMac"), municipal, mortgage-backed and high quality corporate debt instruments. Through our Trust and Investment Division, we provide personal trust, agency, estate administration and retirement planning services for individuals, as well as, custodial and investment management services to institutions. We also offer stocks, bonds and mutual funds through a third party broker-dealer firm. Through our joint venture insurance subsidiary, Mang–Wilber, LLC, we offer a full line of life, health and property and casualty insurance products.

B. Market Area

We primarily operate in the small town and rural markets to the North and West of the Catskill Mountains in central New York. The regional economy is driven by small not-for-profit businesses; farming; hospitals; small, independently owned retailers, restaurants and motels; light manufacturing; several small colleges; and tourism. The National Baseball Hall of Fame (Cooperstown, New York), the National Soccer Hall of Fame (Oneonta, New York), and outdoor recreation such as camping, hunting, fishing, and skiing bring seasonal activity to several communities within our market area. The Bank's Main Office in Oneonta, New York is approximately 70 miles southwest of Albany, New York, the state's capital, and 180 miles northwest of New York City.

Our primary market area consists of four rural counties in central New York, namely Otsego, Delaware, Schoharie and Chenango counties. The estimated population of our four county primary market area is 192,000. Between the 1990 and 2000 U.S. Government census, the area population increased by less than 1%. Approximately 15.9% of the individuals that reside in our four county primary market area are over the age of 65, as compared to a national average of 12.4%. In 1999 (the latest available statistics) the per capita income for the four county region was approximately $17,000. This is approximately 80% of the United States national average for 1999 of $21,181 and 73% of the New York State average of

$23,389 for the same period. Private non-farm employment increased by less than 1% between 1990 and 1999 from 47,604 jobs in 1990 to 47,979 jobs in 1999. Management believes the demographic profile of the primary market area in which we operate had not materially changed through 2003.

We also operate one full service branch office in Ulster County, New York. Although the demographic profile of that county differs from our primary four-county market, the town in which we operate our branch is similar to our primary market. The full service branch located in Johnson City, New York (Broome County) and the loan production office located in Kingston, New York (Ulster County) operate in more densely populated markets.

C. Lending Activities

General. The Company, through its subsidiary bank, engages in a wide range of lending activities, including commercial lending primarily to small and mid-sized businesses; mortgage lending for 1-4 family and multi-family properties including home equity loans; mortgage lending for commercial properties; consumer installment and automobile lending and to a lesser extent agricultural lending.

Over the last several decades we have designed and implemented lending strategies and policies that are designed to provide flexibility to meet customer needs, while minimizing losses associated with borrowers' inability or unwillingness to repay loans. The loan portfolio, in general, is fully collateralized, and many commercial loans are further secured by personal guarantees. We do not commonly grant unsecured loans to our customers. Annually, we utilize the services of an outside consultant to conduct on-site reviews of the larger, more complex commercial real estate and commercial loan portfolios to ensure adherence to underwriting standards and loan policy guidelines.

We periodically participate in loan participations with other banks or financial institutions both as an originator and as a participant. A participation loan is generally formed when the aggregate size of a single loan exceeds the originating bank's regulatory maximum loan size or a self-imposed loan limit. We typically make participation loans for commercial or commercial real estate purposes. Although we do not always maintain direct contact with the borrower, credit underwriting procedures and credit monitoring practices associated with participation loans are identical in all material respects to those practices and procedures followed for loans that we originate, service and hold for our own account. We typically buy participation loans from other commercial banks operating within New York State with whose management we are familiar. Our total participation loans represent less than 10% of the total loans outstanding and are comprised of less than 20 borrowers.

If deemed appropriate for the borrower and for the Bank, we place certain loans in Federal, State or Local Government agency or government sponsored loan programs. These placements often help reduce our exposure to credit losses and often provide our borrowers with lower interest rates on their loans.

a. Loan Products and Services

Residential Real Estate. Historically, we hold for our own loan portfolio the majority of the residential real estate loans we originate. The terms are typically 15 – 30 years and are usually secured by a first lien position on the home of the borrower. We offer both adjustable rate and fixed rate loans and provide monthly and bi-weekly payment options. The 1-4 family residential loan portfolio primarily consists of owner-occupied, primary residence properties and to a lesser extent rental properties for off-campus student housing, which surround each of the local colleges. Our property appraisal process, debt-to-income limits for borrowers, and established loan-to-value limits dictate our residential real estate lending practices. During 2002, we established a broker relationship with Sun Trust Mortgage Corporation in order to be more competitive in the interest-rate sensitive 15 to 30-year fixed rate residential mortgage market.

Our home equity loans are typically granted as adjustable rate lines of credit. The interest rate on the line of credit adjusts twice per year and is tied to the *Wall Street Journal* Prime loan rate. The loan terms generally include a 2nd lien position on the borrower's residence and a 10-year interest only repayment period. At the end of a 10-year term, the home equity line of credit is either renewed by the borrower or placed on a scheduled principal and interest payment plan by the Bank.

Commercial Real Estate. We originate commercial real estate loans to finance the purchase of developed real estate. To a lesser extent, we will also provide financing for the construction of commercial real estate. Our commercial real estate loans are typically larger than those made for residential real estate. The loans are often secured by properties whose tenants include "Main Street" type small businesses, retailers and motels. We also finance properties for commercial office and owner-occupied manufacturing space. Our commercial real estate loans are usually limited to a maximum repayment period of 20 years. Most of our commercial real estate loans are fully collateralized and further secured by the personal guarantees of the property owners. Construction loans are generally granted as a line of credit whose term does not exceed 12 months. We typically advance funds on construction loans based upon an advance schedule, to which the borrower agrees, and physical inspection of the premises.

Commercial Loans. In addition to commercial real estate loans, we also make various types of commercial loans to qualified borrowers, including business installment and term loans, lines-of-credit, demand loans, time notes, automobile dealer floor-plan financing, and accounts receivable financing.

Business installment and term loans are typically provided to borrowers for long term working capital or to finance the purchase of a piece of equipment, truck or automobile utilized in their business. We generally limit the term of the borrowing to a period shorter than the estimated useful life of the equipment being purchased. We also place a lien on the equipment being financed by the borrower.

Lines-of-credit are typically provided to meet the short-term working capital needs of the borrowers for inventory and other seasonal aspects of their business. We also offer a "cash management" line of credit that is tied to a borrower's primary demand deposit operating account. Each day, on an automated basis, the borrower's line of credit is paid down with the excess operating funds available in the primary operating account. Upon complete repayment of the line-of-credit, excess operating funds are invested in securities on a short-term basis, usually overnight, through a securities repurchase agreement with the Bank.

Demand loans and time notes are often granted to borrowers to provide short term or "bridge" financing for special orders, contracts or projects. These loans are often secured with a lien on business assets, liquid collateral and / or personal guarantees.

On a limited basis we also provide inventory financing or "floor plans" for automobile dealers. Floor plan lines of credit create unique risks that require close oversight by the Bank and its lending personnel. Accordingly, we have developed special procedures for floor plan lines of credit to assure the borrower maintains sufficient inventory collateral at all times.

In 1997 we began offering accounts receivable financing to qualified borrowers through affiliation with a third party vendor specializing in this type of financing. The program allows business customers to borrow funds from the Bank by assigning their accounts receivable to the Bank for billing and collection. The program is supported by limited fraud and credit insurance.

Commercial loans and commercial real estate loans generally involve a higher degree of risk and are more complex than residential mortgages and consumer loans. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. Commercial loan repayment and interest terms are often established to meet the unique needs of the borrower and the characteristics of his business. Typically payments on commercial real estate are dependent upon leases whose terms are shorter than the borrower's repayment period. This places significant reliance upon the owner's successful operation and management of the property. Accordingly, the borrower and we must be aware of the risks that affect the underlying business including, but not limited to, economic conditions, competition, product obsolescence, inventory cycles, seasonality and the business owner's experience and expertise.

Standby Letters of Credit. We offer stand-by letters of credit for our business customers. Stand-by letters of credit are not loans. They are guarantees to pay other creditors of the customer should the customer fail to meet certain payment obligations required by the third party creditor. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The issuance of a stand-by letter of credit creates a contingent liability for the Bank. Accordingly, a stand-by letter of credit will only be issued upon completing our credit review process. We charge our customers a fee for providing this service, which is based on the principal amount of the stand-by letter of credit.

Consumer Loans. We offer a variety of consumer loans to our customers. These loans are usually provided to purchase a new or used automobile, motorcycle or recreational vehicle or to make a home improvement. We also make personal loans to finance the purchase of consumer durables or other needs of our customers. The consumer loans are generally offered for a shorter term than residential mortgages because the collateral typically has an estimated useful life of 5 to 10 years and tends to depreciate rapidly. Automobile loans comprise the largest portion of our consumer loan portfolio. The financial terms of our automobile loans are determined by the age and condition of the vehicle and the ability of the borrower to make scheduled principal and interest payments on the loan. We obtain a lien on the vehicle and collision insurance policies are required on these loans. Although we lend directly to borrowers, the majority of our automobile loans are originated through auto dealerships within our primary market area.

We also provide an overdraft line of credit product called ChequeMate, which provides our customers with an option to eliminate overdraft fees should they make an error in balancing their checking account. Our Chequemate lines of credit are typically unsecured and are generally limited to less than $5,000 per account.

b. Loan Approval Procedures and Authority

General. The Bank's Board of Directors delegates the authority to provide loans to borrowers through the Bank's Loan Policy. The policy is modified, reviewed and approved on an annual basis to assure that lending policies and practices meet the needs of borrowers, mitigate perceived credit risk, and reflect current economic conditions. Currently, we use a four (4) tier structure to approve loans. First, the full Board of Directors of the Bank has authority to approve single loans or loans to any one borrower up to the bank's legal lending limit, which was $9.6 million at December 31, 2003. The full Board of Directors also approves all loans made to members of the Board of Directors, their family members, and their related businesses when the total loans exceed $500,000.

Second, the Board of Directors, as required by the Bank's by-laws, appoints a Loan and Investment Committee. The Loan and Investment Committee must be comprised of at least three (3) outside directors and meets on an as-needed basis, generally bi-weekly. Its lending authority is limited to 50% of the Bank's legal lending limit, which is approximately $4.8 million. The Committee may also make loans up to 100% of the Bank's legal lending limit if the loan is secured by readily marketable collateral such as stocks and bonds. The Loan and Investment Committee is also responsible for ratifying and affirming all loans made that exceed $25,000, approving collateral releases, establishing bid prices for real estate in process of foreclosure, authorizing charge-offs in excess of $7,500, and annually reviewing all lines of credit that exceed all individual loan officer's authority. The actions of the Loan and Investment Committee are reported to and ratified by the full Board of Directors each month.

Third, the Board of Directors has authorized the creation of the Officers' Loan Committee. The Officers' Loan Committee is comprised of four voting members, the President & CEO, the two (2) highest-ranking members of the Bank's Loan Division, and the manager of the Credit Department. The Officers' Loan Committee may approve secured and unsecured loans up to 15% of the Bank's legal lending limit (approximately $1.4 million) and loans up to 100% of the Bank's legal lending limit if the loan is secured by readily marketable collateral. The Committee also has the authority to adjust loan rates from time to time as market conditions dictate. Loan charge-offs up to $7,500 and collateral releases within prescribed limits established by the Board of Directors are also approved by the Officers' Loan Committee. All actions of the Officers' Loan Committee are reported to the Loan and Investment Committee for ratification.

Fourth, through the loan policy, individual loan officers are provided specific loan limits by category of loan. Each officer's lending limits are determined based on the individual officer's experience, past credit decisions, and expertise.

Our goal for the loan approval process is to provide adequate review of loan proposals while at the same time responding quickly to customer requests. We complete a credit review and maintain a credit file for each borrower. The purpose of the file is to provide the history and current status of each borrower's relationship and credit standing, so that a loan officer can quickly understand the borrower's status and make a fully informed decision on a new loan request. We require that all business borrowers submit audited, reviewed, or internal financial statements no less than annually.

Loans to Directors and Executive Officers. Loans to members of the Board of Directors (and their related interests) are granted under the same terms and conditions as loans made to unaffiliated borrowers. Any fee that is normally charged to other borrowers is also charged to the members of the Board of Directors. Loans to Executive Officers are limited by banking regulation. There is no regulatory loan limit established for Executive Officers to purchase, construct, maintain or improve a residence or finance the education of a dependent. However, any loans to Executive Officers which are not for the construction, improvement, or purchase of a residence, or not used to finance a child's education, or not secured by readily marketable investment collateral, are limited to a maximum of $100,000. In addition, we require that all loans made to Executive Officers be reported to the Board of Directors at the next Board of Directors meeting.

c. Credit Quality Practices

General. One of our key objectives is to maintain strong credit quality of the Bank's loan portfolio. We strive to accomplish this objective by maintaining a diversified mix of loan types, limiting industry concentrations, and monitoring regional economic conditions. In addition, we use a variety of strategies to protect the quality of individual loans within the loan portfolio during the credit review and approval process. We evaluate both the primary and secondary sources of repayment and complete financial statement review and cash flow analysis for commercial borrowers. We also generally require personal guarantees on small business loans, cross-collateralize loan obligations, complete on-site inspections of the business, and require the company to adhere to financial covenants. Similarly, in the event a modification to an outstanding loan is requested, we reevaluate the loan under the proposed terms prior to making the modification. If we approve the modification, we often secure additional collateral or impose stricter financial covenants. In the event a loan becomes delinquent, we follow collection procedures to assure repayment. If it becomes necessary to repossess or foreclose on collateral, we strive to execute the proceedings in a timely manner and dispose of the repossessed or foreclosed property quickly to minimize the level of non-performing assets, subsequent asset deterioration, and costs associated with monitoring the collateral.

Delinquent Loans and Collection Procedures. When a borrower fails to make a required payment on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. Our Chief Credit Officer continuously monitors the past due status of the loan portfolio. Individual delinquencies are reported to the Directors' Loan and Investment Committee at least monthly and the overall delinquency levels to the Board of Directors at least quarterly. Separate collection procedures have been established for residential mortgage, consumer, and commercial and commercial real estate loans.

On residential mortgage loans fifteen (15) days past due, we send the borrower a notice which requests immediate payment. At twenty (20) days past due, the borrower is usually contacted by telephone by an employee of the Bank. The borrower's response and promise to pay is recorded. At sixty (60) days or more past due, if satisfactory repayment arrangements are not made with the borrower, generally, an attorney letter will be sent and foreclosure procedures will begin.

On consumer loans ten (10) days past due, we send the borrower a notice which requests immediate payment. If the loan remains past due, an employee of the Bank's Collection Department or the approving Loan Officer will usually contact the borrower before day thirty (30) of past due status. Loans sixty to ninety (60 – 90) days past due are generally subject to repossession.

We send past due notices to borrowers with commercial term loans, demand notes and time notes (including commercial real estate) when the loan reaches ten (10) days past due. Between day fifteen and day thirty (15 – 30), borrowers are contacted by telephone by an employee of the Bank's Collection Department or by the approving Loan Officer to attempt to return the account to current status. After thirty (30) days past due, the loan officer and senior loan officer decide whether to pursue further action against the borrower.

Loan Portfolio Monitoring Practices. Our loan policy requires that the Chief Credit Officer continually monitor the status of the loan portfolio, by regularly reviewing and analyzing reports, which include information on delinquent loans, criticized loans and foreclosed real estate. We risk rate our loan portfolios and individual loans based on their perceived risks and historical losses. For commercial borrowers whose aggregate loans exceed $50,000, we assign an individual risk rating annually. We arrive at a risk rating based on current payment performance and payment history, the current financial strength of the borrower, and the value of the collateral and personal guarantee. Loans classified as "substandard" typically exhibit some or all of the following characteristics:

- the borrower lacks current financial information,
- the business of the borrower is poorly managed,
- the borrower's business becomes highly-leveraged or appears to be insolvent,
- the borrower exhibits inadequate cash flow to support the debt service,
- the loan is chronically delinquent, or
- the industry in which the business operates has become unstable or volatile.

Loans we classify as "special mention" are loans that are generally performing, but the borrower's financial strength appears to be deteriorating. Loans we categorize as a "pass" are generally performing per contractual terms and exhibit none of the characteristics of special mention or substandard loans.

Allowance for Loan Loss. The allowance for loan losses is an amount, which, in the opinion of management, is necessary to absorb probable losses inherent in the loan portfolio. We continually monitor the allowance for loan losses to determine its reasonableness. At each quarter end our Chief Credit Officer prepares a formal assessment of the allowance for loan loss and submits it to the full Board of Directors to determine the adequacy of the allowance. The allowance is determined based upon numerous considerations. For the consumer, residential mortgage and small commercial loans, we consider local economic conditions, the growth and composition of the loan portfolio, the trend in delinquencies and the trend in loan charge-offs and non-performing loans. Based on these factors, we estimate the probable or "embedded" losses in the loan portfolio. On large commercial loans, we take into consideration the specific characteristics of the loan including the borrower's payment history, business conditions in the borrower's industry, the collateral and guarantees securing the loan, and our historical experience with similarly structured loans. We then assign an estimated loss percentage based on these characteristics. The adequacy of our allowance for loan losses is also reviewed by our primary regulatory agency, the Office of the Comptroller of the Currency (the "OCC"), on a periodic basis. Its comments and recommendations are factored into the determination of the allowance for loan loss.

The allowance for loan losses is increased by the provision for loan losses, which is recorded as an expense on our income statement. Charge-offs are recorded as a reduction in the allowance for loan loss. Recoveries are recorded as an increase in the allowance for loan losses.

Non-Performing Loans. There are three categories of non-performing loans, (i) those 90 or more days delinquent and still accruing interest, (ii) non-accrual loans, and (iii) troubled debt restructured loans ("TDR"). We place individual loans on non-accrual status when timely collection of contractual principal and interest payments is doubtful. This generally occurs when a loan becomes ninety (90) days delinquent. When deemed prudent, however, we will place loans on non-accrual status before they become 90 days delinquent. Conversely, on occasion, we maintain loans on accrual status even though they have become 90 or more days delinquent. Upon being placed on non-accrual status, we reverse all interest accrued in the current year against interest income. Interest accrued and not collected from a prior year is charged-off through the allowance. If ultimate repayment of a non-accrual loan is expected, any payments received may be applied in accordance with contractual terms. If ultimate repayment of principal is not expected, any payment received on the non-accrual loan is applied to principal until ultimate repayment becomes expected.

A loan is considered to be a troubled debt restructured loan when we grant a special concession to the borrower because the borrower's financial condition has deteriorated to the point where servicing the original loan under the original terms becomes difficult or detrimental to the financial condition of the business. Such concessions include the reduction of interest rates, forgiveness of principal or interest, or other similar modifications to the original terms. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from TDR status after a period of performance.

Our goal is to minimize the number of non-performing loans because of their negative impact on the Company's earnings.

Foreclosure and Repossession. At times it becomes necessary to foreclose or repossess property that a delinquent borrower pledged as collateral on a loan. Upon concluding foreclosure or repossession procedures, we take title to the collateral and attempt to dispose of it in the most efficient manner possible. Real estate properties formerly pledged as collateral on loans which we have acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure are called Other Real Estate Owned (hereinafter referred to as "OREO"). OREO is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. Write-downs from the unpaid loan balance to fair value are charged to the allowance for loan losses. The proceeds from the sale of the foreclosed or repossessed collateral are applied against the outstanding loan balance of the delinquent borrower.

Loan Charge-Offs. We charge off loans or portions of loans that we deem non-collectible and can no longer justify carrying as an asset on the Bank's balance sheet. We determine if a loan should be charged-off by analyzing all possible sources of repayment. Once the responsible Loan Officer determines the loan is not collectible, he/she completes a "Recommendation for Charge-off" form, which is subsequently reviewed and approved by the Bank's Loan and Investment Committee (or by the Officers' Loan Committee for charge-offs less than $7,500).

D. Investment Securities Activities

General. The Bank's Board of Directors has final authority and responsibility for all aspects of the Bank's investment activities. It exercises this authority by setting the Bank's Investment Policy each year and appointing the Loan and Investment Committee to monitor adherence to the policy. The Board of Directors delegates its powers by appointing designated investment officers to purchase and sell investment securities for the account of the Bank. The CEO and the Chief Investment Officer have the authority to make investment purchases within the limits set by the Board of Directors. All investment securities transactions are reviewed monthly by the Loan and Investment Committee and the Board of Directors.

The Bank's investment securities portfolio is primarily comprised of high-grade fixed income debt instruments. Investment purchases are generally made when we have funds that exceed the present demand for loans. Our primary investment objectives are to:

- (i) minimize risk through strong credit quality,
- (ii) provide liquidity to fund loans and meet deposit run-off,
- (iii) diversify the Bank's assets,
- (iv) generate a favorable investment return,
- (v) meet the pledging requirements of State, County and Municipal depositors,
- (vi) manage the risk associated with changing interest rates, and
- (vii) match the maturities of securities with deposit and borrowing maturities.

Our current investment policy generally limits securities investments to U.S. Government, agency and sponsored entity securities, corporate debt, municipal bonds, pass-through mortgage backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae, and collateralized mortgage obligations (issued by these same agencies).

The investment securities we hold are classified as held-to-maturity, trading, or available-for-sale, depending on the purposes for which the investment securities were acquired and are being held. Securities held-to-maturity are debt securities that the Company has both the positive intent and ability to hold to maturity. These securities are stated at amortized cost. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income or loss.

On a daily basis we buy and sell overnight Federal Funds to and from our correspondent banks. Federal Funds are unsecured general obligations of the purchasing bank and therefore subject to credit risk. To mitigate this risk, we monitor the financial strength of our correspondent banks on a continuous basis. Financial strength rating reports of each correspondent bank are formally reviewed by the Bank's management on a quarterly basis.

From time to time we purchase and hold certificates of deposit with banks domiciled in the United States. These obligations are all fully insured by the Federal Deposit Insurance Corporation ("FDIC").

On a limited basis, we also invest in permissible types of equity securities.

E. Sources of Funds

General. The Bank's lending and investment activities are highly dependent upon the Bank's ability to obtain funds. Our primary source of funds is customer deposits. To a lesser extent we have borrowed funds from the FHLBNY and entered into repurchase agreements to fund our loan and investment activities.

Deposits. We offer a variety of deposit accounts to our customers. The fees, interest rates and terms of each deposit product vary to meet the unique needs and requirements of our depositors. Presently, we offer a variety of accounts for consumers, businesses, not-for-profit businesses and municipalities including: demand deposit accounts, interest bearing transaction accounts, money market accounts, statement savings accounts, passbook savings accounts and fixed and variable rate certificates of deposit. The majority of our deposit accounts are owned by individuals and businesses who reside near our branch locations. Municipal deposits are generally derived from the local and county taxing authorities, school districts near our branch locations and, to a limited degree, New York State public funds. Accordingly, deposit levels are dependent upon regional economic conditions, as well as more general national and statewide economic conditions, local competition and our pricing decisions.

Borrowed Funds. From time to time we borrow funds to finance our loan and investment activities. Most of our borrowings are with the FHLBNY. These advances are secured by a general lien on our eligible 1-4 family residential mortgage portfolio or specific investment securities collateral. We determine the maturity and structure of each advance based on market conditions at the time of borrowing and the interest rate risk profile of the loans or investments being funded.

We also utilize repurchase agreements to fund our loan and investment activities. Repurchase agreements are contracts for sale of securities owned or borrowed by us, with an agreement with the counter party to repurchase those securities at an agreed upon price and date. In addition, when necessary, we borrow overnight federal funds from other banks or borrow monies from the Federal Reserve Bank's discount window.

Deposit account structures, fees and interest rates, as well as funding strategies, are determined by the Bank's Asset and Liability Committee ("ALCO"). The ALCO is comprised of the Bank's senior managers and meets on a bi-weekly basis. The ALCO reviews general economic conditions, the Bank's need for funds, and local competitive conditions prior to establishing funding strategies and interest rates to be paid. The actions of the ALCO are reported to the Directors' Loan and Investment Committee at their regularly scheduled meetings.

F. Electronic and Payment Services

General. We offer a variety of electronic services to our customers. Most of the services are provided for convenience purposes and are typically offered in conjunction with a deposit or loan account. Certain electronic and payment services are provided using marketing arrangements and third party services, branded with the Wilber National Bank name. These services often provide us with additional sources of fee income or reduce our operating and transaction expenses. Our menu of electronic and payment services include point of sale transactions, debit card payments, ATMs, merchant credit and debit card processing, Internet banking, Internet bill pay services, voice response, wire transfer services, automated clearing house services, direct deposit of Social Security and other payments, loan autodraft payments, and cash management services.

G. Trust and Investment Services

General. We offer various personal Trust and Investment services through our Trust and Investment Division including both fiduciary and custodial services. At December 31, 2003 and December 31, 2002 we had $334.3 million and $258.4 million respectively of assets under management in the Bank's Trust and Investment Division. The following chart summarizes the Trust and Investment Division assets under management as of the dates noted:

Trust Assets Summary Table:

	December 31,			
	2003		2002	
Dollars in Thousands	Number of Accounts	Estimated Market Value	Number of Accounts	Estimated Market Value
Trusts	320	$198,166	317	$124,532
Estates	6	2,954	8	2,455
Custodian, Investment Management and Others	212	131,322	214	131,751
Total	538	$332,442	539	$258,738

We also provide investment services through a third party provider, INVEST Financial Corp., for the purchase of mutual funds and annuities.

H. Insurance Services

General. In 1998, the Bank established an insurance agency through a joint venture with a regional independent insurance agency. The agency, Mang–Wilber, LLC, is licensed to sell, within New York State, various insurance products, including life, health, property and casualty insurance products to both consumers and businesses. The principal office of the agency is in Sidney, New York with satellite sales offices in Oneonta, New York (the Bank's Main Office), and Walton, New York (doing business as Mang–Sholes Insurance).

We also offer credit life and disability insurance through an affiliation with the New York Bankers Association. The insurance is typically offered to and purchased by consumers securing a mortgage or consumer loan through the Bank. In addition, we offer title insurance through New York Bankers Title Agency East, LLC. Title insurance is sold in conjunction with origination of residential and commercial mortgages. We own an interest in New York Bankers Title Agency East, LLC and receive profit distributions based upon the overall performance of the agency.

I. Supervision and Regulation

The following generally describes the regulation to which the Company and its subsidiaries are subject. Bank holding companies and banks are extensively regulated under both federal and state law. To the extent that the following information summarizes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular laws and regulations. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company.

The Company is a registered bank holding company within the meaning of the BHCA and is subject to regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Wilber National Bank is a nationally chartered bank and is subject to supervision and examination by the OCC, a division of the United States Treasury Department. The Bank is also subject to certain banking laws and regulations of New York State. The Bank's insurance agency subsidiary, Mang–Wilber LLC, is subject to New York State insurance laws and regulations. The Bank is a member of the Federal Reserve System and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per depositor. The BHCA generally prohibits the Company from engaging, directly or indirectly, in activities other than banking, activities closely related to banking, and certain other financial activities. Under the BHCA, a bank holding company must obtain Federal Reserve Board approval before acquiring, directly or indirectly, 5% or more of the voting shares of another bank or bank holding company (unless it already owns a majority of such shares). Bank holding companies are able to acquire banks or other bank holding companies located in all 50 states, and 48 of the 50 states permit banks headquartered in other states to branch into their states, although in some cases only by acquisition of existing banks in such states. As a result of the Gramm-Leach-Bliley Act of 1999 ("GLBA"), bank holding companies are now permitted to affiliate with a much broader array of other financial institutions than was previously permitted, including insurance companies, investment banks and merchant banks. See PART I, Item 1.K., "Legislative Developments" of this document for additional information on the GLBA.

An important area of banking regulation is the establishment by federal regulators of minimum capitalization standards. The Federal Reserve Board has adopted various "capital adequacy guidelines" for its use in the examination and supervision of bank holding companies. The risk based capital guidelines assign risk weightings to all assets and certain off-balance sheet items and establish an 8% minimum ratio of qualified total capital to the aggregate dollar amount of risk weighted assets (which is almost always less than the dollar amount of such assets without risk weighting). At least half of total capital must consist of "Tier 1" capital, which comprises common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. Up to half of total capital may consist of so called "Tier 2" capital, comprising a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of the allowance for loan losses. The Federal Reserve Board's other important guideline for measuring a bank holding company's capital is the leverage ratio standard, which establishes minimum limits on the ratio of a bank holding company's "Tier 1" capital to total tangible assets (not risk-weighted). For top rated holding companies, the minimum leverage ratio is 3%, but lower rated companies may be required to meet substantially greater minimum ratios. The Bank is also subject to similar capital requirements adopted by its primary federal regulator, the OCC.

Under applicable law, federal banking regulators are required to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. The regulators have established five capital classifications for banking institutions, the highest being "well capitalized." Under regulations adopted by the federal bank regulators, a banking institution is considered "well capitalized" if it has a total risk adjusted capital ratio of 10% or greater, a Tier 1 risk adjusted capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any regulatory order or written directive regarding capital maintenance. The Company and the Bank each qualify as "well capitalized." The capital ratios of the Company and the Bank are set forth in Note 13 of the Consolidated Financial Statements contained within Part II, Item 8, of this document.

A bank holding company's ability to pay dividends or repurchase its outstanding stock, as well as its ability to expand its business through acquisitions of additional banking organizations or permitted non-bank companies, may be restricted if capital falls below these minimum capitalization standards or other informal capital guidelines that the regulators may apply from time to time to specific banking organizations. In addition to these potential regulatory limitations on the payment of dividends, the Company and the Bank's ability to pay dividends is subject to various restrictions under applicable corporate laws. The ability of the Company and the Bank to pay dividends in the future is, and is expected to continue to be, influenced by regulatory policies, capital guidelines and applicable law.

In cases where banking regulators have significant concerns regarding the financial condition, assets or operations of a bank or bank holding company, the regulators may take enforcement action or impose enforcement orders, formal or informal, against the organization. Neither the Company nor the Bank is now, nor has been within the past year, subject to any formal or informal regulatory enforcement action or order.

J. Competition

We face competition in all the markets we serve. Traditional competitors are other local commercial banks, savings banks, savings and loan institutions and credit unions, as well as local offices of major regional and money center banks. Also, non-banking financial organizations, such as consumer finance companies, mortgage brokers, insurance companies, securities firms, money market funds, and mutual funds and credit card companies offer substantive equivalents of transaction accounts and various loan and financial products. As a result of the GLBA (discussed further in Item 1.M. below), other non-banking financial organizations now may be in a position not only to offer comparable products to those offered by the Company, but actually to establish, acquire or affiliate with commercial banks themselves.

K. Legislative Developments

The Sarbanes-Oxley Act ("SOX"), signed into law on July 30, 2002, adopted a wide range of measures applicable to publicly traded companies. Generally, SOX seeks to improve the quality of financial reporting of these companies, strengthen the independence of their auditors, and compel them to adopt good corporate governance practices. SOX places substantial additional duties on directors, officers, auditors and attorneys of public companies. Among other specific measures, SOX requires that chief executive officers and chief financial officers certify periodically to the Securities and Exchange Commission ("SEC") the accuracy of the company's financial statements and the integrity of its internal controls. It also requires publicly traded companies to provide disclosure to shareholders about the operations of the companies' nominating committees and the means, if any, by which security holders may communicate with the Board of Directors. Furthermore, SOX accelerates insiders' reporting obligations for transactions in company securities, restricts certain executive officer and director transactions, imposes new obligations on corporate audit committees, and provides for enhanced review of company filings by the SEC. As part of the general effort to improve public company auditing, SOX placed limits on consulting services that may be performed by a company's independent auditors and created a Public Company Accounting Oversight Board, which sets auditing standards, inspects registered public accounting firms, and possesses enforcement powers, subject to oversight by the SEC.

In November 1999, Congress enacted the GLBA, which permitted bank holding companies to engage in a wider range of financial activities. Under GLBA, for example, bank holding companies may underwrite all types of insurance and annuity products and all types of securities products and mutual funds, and may engage in merchant banking activities. Bank holding companies that wish to engage in these or other newly-permitted financial activities generally must do so through separate "financial" subsidiaries and may themselves be required to register (and qualify to register) as a "financial holding company." A bank holding company that does not register as a financial holding company will remain a bank holding company subject to substantially the same regulatory restrictions and permitted activities as applied to bank holding companies prior to GLBA (see PART I, Item 1.I., "Supervision and Regulations," above). The Company has not elected to become a "financial holding company" but continues to evaluate the opportunities provided by GLBA. Under GLBA, as well as the Fair Credit Reporting Act amendments of 1996, all financial institutions have become subject to more stringent customer privacy regulations.

In 1995, the federal bank regulatory authorities promulgated a set of revised regulations addressing the responsibilities of banking organizations under the Community Reinvestment Act ("CRA"). The revised regulations place additional emphasis on the actual experience of a bank in making loans, providing other banking services and making qualified investments in low and moderate-income areas and to low to moderate-income individuals and families within its service area as the key determinants in evaluation of the bank's compliance with the statute. As in the prior regulations, bank regulators are authorized to bring enforcement actions against banks under the CRA only in the context of bank expansion or acquisition transactions. The Bank received a SATISFACTORY rating for CRA on it last performance evaluation conducted by the OCC as of August 11, 2003.

The FDIC levies assessments on the Bank's deposit accounts. In 1996 Congress enacted the Deposit Insurance Funds Act, under which deposits insured by the Bank Insurance Fund ("BIF"), such as the deposits of Wilber National Bank, are subject to assessment for payment on bond obligations financing the FDIC's Savings Association Insurance Fund ("SAIF") at a rate one-fifth the rate paid on deposits by SAIF-insured thrift institutions. Accordingly, the deposits of the Bank were assessed an additional 1.160 cents per $100 of insured deposits in 1999, 1.220 cents per $100 of insured deposits in 1998 and an additional 1.256 cents per $100 of insured deposits in 1997. Beginning in 2000, the BIF and SAIF rates were equalized. For institutions with the lowest risk classification (including this Bank), the BIF rate increased to 2.120 and the SAIF rate decreased from 5.800 to 2.120. The rate is adjusted quarterly, depending on the need of the fund. At December 31, 2002 the rate had decreased to 1.680 cents per $100 of insured deposits. At December 31, 2003 the rate was 1.54 cents per $100 of insured deposits.

Various federal bills that would significantly affect banks are introduced in Congress from time to time. The Company cannot estimate the likelihood of any currently pending banking bills being enacted into law, or the ultimate effect that any such potential legislation, if enacted, would have upon its financial condition or results of operations.

ITEM 2: PROPERTIES

The Company and the Bank are headquartered at 245 Main Street, Oneonta, New York. The three buildings that comprise our headquarters are owned by the Bank and also serve as our main office. In addition to our main office, we own seventeen (17) branch offices and lease two offices at market rates. We also own an insurance sales office in Walton, New York through our insurance agency subsidiary, Mang–Wilber LLC.

In the opinion of management, the physical properties of the Company are suitable and adequate. All of our properties are insured at full replacement cost.

ITEM 3: LEGAL PROCEEDINGS

The Company is not the subject of any material pending legal proceedings, other than ordinary routine litigation occurring in the normal course of its business.

On an ongoing basis, the Bank also becomes subject to various legal claims from time to time, which arise in the normal course of business. The various pending legal claims against the Bank will not, in the opinion of management based upon consultation with counsel, result in any material liability to the Company and will not materially affect our financial position, results of operation or cash flow.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the security holders of the Company during the fourth quarter of the fiscal year ended December 31, 2003.

PART II

ITEM 5: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

During 2002 and 2003 the common stock of The Wilber Corporation was inactively traded on Nasdaq's Over-the-Counter Bulletin Board market under the symbol WLBC.OB. Market makers for the stock were Ryan, Beck and Company, Monroe Securities, Inc., Hill Thompson Magid & Co., Inc., Knight Equity Markets, L.P., Schwab Capital Markets, L.P., and Stifel, Nicolaus & Company, Incorporated. The following table was the high and low bid quotations for the common stock and quarterly dividend paid to our security holders for the periods presented:

Common Stock Market Price and Dividend Table:

	2003			2002			
	High	Low	Dividend	High	Low	Dividend	Extra Dividend
4th Quarter	$ 15.00	$ 12.10	$0.0925	$ 10.69	$ 8.69	$ 0.0900	$ 0.0150
3rd Quarter	$ 13.75	$ 10.20	$0.0925	$ 9.50	$ 8.63	$ 0.0900	-
2nd Quarter	$ 10.81	$ 9.81	$0.0925	$ 8.63	$ 7.97	$ 0.0900	-
1st Quarter	$ 10.25	$ 9.78	$0.0925	$ 8.37	$ 7.94	$ 0.0900	-

(1) All prices and dividends provided in this table have been adjusted for the 4:1 stock split approved on September 5, 2003.

(2) The high and low bid quotations provided in this table were obtained from www.finance.yahoo.com and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

On February 12, 2004, the Company's common stock ($.01 par value per share) began trading on the American Stock Exchange under the symbol GIW. At March 12, 2004 there were 617 holders of record of our common stock (excluding beneficial owners who hold their shares in nominee name through brokerage accounts). The closing price of the common stock at March 12, 2004 was $13.60 per share.

The Company has not sold any unregistered securities within the past three years.

ITEM 6: SELECTED FINANCIAL DATA

The comparability of the information provided in the following tables have not been materially impacted by any significant business combinations, dispositions of business operations or accounting changes other than those provided in the footnotes of our financial statements provided in PART II, Item 8, of this document. However, all per share financial information contained in this document, as well as all exhibits, was restated to reflect a 4:1 stock split approved on September 5, 2003.

Summary Table of Selected Financial Data:

The Wilber Corporation and Subsidiary
(Dollars in Thousands, Except Per Share Data)

	As of and for 12-month Period Ended December 31,				
	2003	2002	2001	2000	1999
Consolidated Statements of Income Data:					
Interest Income	$ 38,620	$ 41,636	$ 42,293	$ 42,326	$ 41,356
Interest Expense	14,153	17,170	20,449	21,438	20,320
Net Interest Income	24,467	24,466	21,844	20,888	21,036
Provision for Loan Losses	1,565	1,920	1,540	1,680	1,920
Net Interest Income After Provision for Loan Losses	22,902	22,546	20,304	19,208	19,116
Other Income	4,863	4,776	4,555	4,369	4,285
Net Gains (Losses) on Securities Transactions	808	488	279	(1)	3
Other Expense (1)	16,583	15,890	13,945	12,701	12,466
Income Before Provision for Income Taxes	11,990	11,920	11,193	10,875	10,938
Provision for Income Taxes	3,277	3,358	3,147	3,017	3,124
Net Income	$ 8,713	$ 8,562	$ 8,046	$ 7,858	$ 7,814
Earnings Per Common Share: (2)					
Basic	$ 0.78	$ 0.76	$ 0.71	$ 0.68	$ 0.66
Per Common Share: (2)					
Cash Dividends	0.37	0.38	0.35	0.35	0.33
Book Value	5.74	5.61	4.92	4.51	4.09
Tangible Book Value (3)	5.46	5.32	4.88	4.39	3.98
Consolidated Period-End Balance Sheet Data:					
Total Assets	$ 729,023	$ 708,984	$626,787	$560,089	$570,577
Securities Available-for-Sale	275,051	234,542	188,712	111,329	129,182
Securities Held-to-Maturity	44,140	42,837	46,017	74,888	84,086
Gross Loans	360,906	358,295	329,544	324,758	323,580
Nonperforming Assets	3,678	3,160	4,137	4,243	4,490
Deposits	580,633	549,081	491,012	439,408	454,181
Federal Home Loan Bank Advances	55,849	73,346	62,512	50,500	48,900
Other Borrowed Funds	20,018	13,260	10,530	13,765	15,460
Shareholder's Equity	64,304	63,162	55,827	51,526	47,441
Selected Key Ratios:					
Return on Average Assets	1.20%	1.25%	1.36%	1.42%	1.37%
Return on Average Equity	13.67%	14.36%	14.91%	16.20%	15.71%
Dividend Payout	47.44%	50.00%	49.30%	51.47%	50.00%

(1) Amortization of goodwill was discontinued with retroactive effect back to January 1, 2002 upon adoption of SFAS No. 147 during the third quarter of 2003.

(2) All per share amounts have been adjusted for the 4 for 1 stock split approved on September 5, 2003.

(3) Tangible book value numbers exclude goodwill and intangible assets associated with prior business combinations.

Selected Quarterly Financial Data (Dollars in Thousands)	2003 Fourth	2003 Third	2003 Second	2003 First	2002 Fourth	2002 Third	2002 Second	2002 First
Interest income	$ 9,442	$ 9,372	$ 9,783	$ 10,024	$ 10,344	$ 10,509	$ 10,549	$ 10,234
Interest expense	3,314	3,433	3,609	3,797	4,056	4,250	4,417	4,447
Net interest income	6,128	5,939	6,174	6,227	6,288	6,259	6,132	5,787
Provision for loan losses	360	350	435	420	480	480	480	480
Net interest income after provision for loan losses	5,768	5,589	5,739	5,807	5,808	5,779	5,652	5,307
Investment Security Gains (Losses), Net	68	21	297	422	192	140	86	70
Other non-interest income	1,347	1,125	1,225	1,166	1,091	1,318	1,101	1,266
Non-interest expense	4,193	4,269	4,080	4,010	4,807	3,887	3,313	3,883
Income before income tax expense	$ 2,990	$ 2,466	$ 3,181	$ 3,385	$ 2,284	$ 3,350	$ 3,526	$ 2,760
Income tax expense	789	642	888	990	572	988	1,036	762
Net income	$ 2,201	$ 1,824	$ 2,293	$ 2,395	$ 1,712	$ 2,362	$ 2,490	$ 1,998
Basic earnings per share	$ 0.20	$ 0.16	$ 0.21	$ 0.21	$ 0.15	$ 0.21	$ 0.22	$ 0.18
Basic weighted average shares outstanding	11,209,392	11,209,392	11,209,392	11,238,743	11,257,060	11,260,068	11,304,030	11,321,176
Net interest margin (tax equivalent) (1)	3.77%	3.67%	3.82%	3.86%	3.95%	3.92%	4.06%	3.92%
Return on average assets	1.19%	0.99%	1.27%	1.35%	0.96%	1.34%	1.46%	1.22%
Return on average equity	13.68%	11.49%	14.27%	15.25%	11.03%	15.58%	17.47%	14.27%
Efficiency ratio (2)	53.01%	56.64%	52.18%	51.30%	61.50%	48.74%	42.77%	51.54%

(1) Net interest margin (tax-equivalent) is tax-equivalent net interest income divided by average earning assets.

(2) The Efficiency Ratio is calculated by dividing total non-interest expense less amortization of intangibles and other real estate expense by tax-equivalent net interest income plus non-interest income other than securities gains and losses

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. General

The primary objective of this financial review is to provide an overview of the financial condition and results of operations of The Wilber Corporation and its subsidiaries for each of the years in the three-year period ended December 31, 2003. This discussion and tabular presentations should be read in conjunction with the accompanying Consolidated Financial Statements and Notes presented in PART II, Item 8, of this document.

Our financial performance is heavily dependent upon net interest income, which is the difference between the interest income earned on our loans and investment securities less the interest paid on our deposits and borrowings. Results of operations are also affected by the provision for loan losses, investment securities gains (losses), service charges and penalty fees on deposit accounts, fees collected for trust and investment services, insurance commission income, the increase on the cash surrender value on bank owned life insurance, other service fees and other income. Our non-interest expenses primarily consist of employee salaries and benefits, occupancy and equipment expense, advertising and marketing expense, computer service fees, professional fees and other expenses. Results of operations are also influenced by general economic and competitive conditions (particularly changes in interest rates), government policies, changes in Federal or State tax law, and the actions of our regulatory authorities.

Critical Accounting Policies. Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. While management's current evaluation of the allowance for loan losses indicates that the allowance is adequate, under adversely different conditions or assumptions, the allowance would need to be increased. For example, if historical loan loss experience significantly worsened or if current economic conditions significantly deteriorated, additional provisions for loan losses would be required to increase the allowance. In addition, the assumptions and estimates used in the internal reviews of the Company's non-performing loans and potential problem loans has a significant impact on the overall analysis of the adequacy of the allowance for loan losses. While management has concluded that the current evaluation of collateral values is reasonable under the circumstances, if collateral valuations were significantly lowered, the Company's allowance for loan losses would also require additional provisions for loan losses.

Our policy on the allowance for loan losses is disclosed in Note 1 of the Consolidated Financial Statements. A more detailed description of the allowance for loan losses is included in PART II, Items 7 B.a. and B.b., of this report. All accounting policies are important, and as such, the Company encourages the reader to review each of the policies included in Note 1 of the Consolidated Financial Statements (provided in PART II, Item 8, of this document) to obtain a better understanding of how the Company's financial performance is reported.

Recent Accounting Pronouncements. In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of this pronouncement did not have any material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have any material effect on the Company's consolidated financial statements as of and for the year ended December 31, 2003.

On November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this Interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN No. 45 did not have a material impact on the Company's consolidated financial statements. The Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. At December 31, 2003 and 2002, the fair value of standby letters of credit was not material. The estimated fair value of the Company's standby letters of credit was $43 thousand and $14 thousand at December 31, 2003 and December 31, 2002, respectively. The estimated fair value of standby letters of credit at their inception is equal to the fee that is charged to the customer by the Company. Generally, the Company's standby letters of credit have a term of one year. In determining the fair values disclosed above, the fees were reduced on a straight-line basis from the inception of each standby letter of credit to the respective dates above. Due to immateriality of the fair value of the Company's standby letters of credit, as well as their short-term nature, the Company recognized the fees for the standby letters of credit in income at inception during 2003, 2002 and 2001 for each standby letter of credit.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The objective of this Interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine whether the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46 was effective for all VIEs created after January 31, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued a revised FIN No. 46 (FIN No. 46R), which further delayed the effective date for public companies to March 31, 2004 for VIE's created prior to February 1, 2003, except for interests in special purpose entities, for which a company must adopt either FIN No. 46 or FIN No. 46R as of December 31, 2003. Adoption of the requirements of FIN No. 46R is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

The FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." The statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The adoption of this Statement did not have a significant impact on the Company's consolidated financial statements.

In May 2003, the Company adopted SFSAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments that are within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS 150 have been deferred indefinitely. The adoption of certain provisions of SFAS 150 did not have a material impact on the Company's consolidated financial statements as of and for the year ended December 31, 2003, nor do we expect the adoption of the remaining provisions of FAS 150 to have a material impact on future consolidated financial statements of the Company.

Accounting for Branch Acquisition. In February 2002, the Company acquired a branch. This acquisition was accounted for as a business combination in accordance with SFAS No. 141. SFAS No. 141 states that a business combination occurs when a entity acquires net assets that constitute a business, as defined by Emerging Issues Task Force Issue (EITF) No. 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business." EITF No. 98-3 states that a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of inputs (long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights, employees, etc.), processes (the existence of systems necessary for normal, self sustaining operations) and outputs (the ability to obtain access to customers).

Our branch acquisition involved the acquisition of (i) long-lived and intangible assets (building, core deposit intangible and equipment), (ii) employees (branch management and staff), (iii) certain processes (administration of personnel, operational processes and strategic management processes); and (iv) the ability to obtain access to customers who purchase outputs (deposit and loan customers and accounts of the acquired branch were included in the purchase).

Due to the factors involved in the acquisition of the branch in February 2002, the Company's management has concluded that the branch acquired was a business under EITF No. 98-3 and, therefore, the acquisition of that branch constituted a business combination within the scope of SFAS No. 141. In connection with the branch acquisition in February 2002, the Company, in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," recorded an unidentified intangible asset of $1,877,000 and in accordance with SFAS No. 141, a core deposit intangible of $285,000. Upon the adoption of SFAS No. 147 in October 2002, the identified intangible asset of $1,877,000 was reclassified as goodwill on the Company's consolidated balance sheet.

B. Financial Condition

a. Comparison of Financial Condition at December 31, 2003 and December 31, 2002

Please refer to the Consolidated Financial Statements presented in PART II, Item 8, of this document.

<u>Asset Composition</u>
Our assets are comprised of earning and non-earning assets. Earning assets include our investment securities, loans, interest-bearing deposits at other banks and Federal Funds sold. Non-earning assets include our real estate and other assets acquired as the result of foreclosure, facilities, equipment, intangibles, non-interest bearing deposits at other banks, and cash. We generally maintain between 92 – 95% of our total assets in earning assets.

Total Assets

During 2003 our total assets increased $20.0 million or 2.8%, from $709.0 million at December 31, 2002 to $729.0 million at December 31, 2003. The modest growth in total assets was driven primarily by an increase in customer deposits. Total deposits at December 31, 2002 were $549.1 million, as compared to $580.6 million at December 31, 2003, a $31.6 million or 5.7% increase.

The substantial majority of additional deposits gathered during 2003 was primarily invested in the investment securities portfolio with only modest growth in total loans. At December 31, 2002 total investment securities equaled $277.4 million. By comparison, at December 31, 2003 total investment securities equaled $319.2 million, an increase of $41.8 million or 15.1%. Total loans increased only slightly between the two periods from $358.3 million at December 31, 2002 to $360.9 million at December 31, 2003, a $2.6 million or 0.73% increase.

Investment Securities

Our investment securities portfolio consists of available-for-sale and held-to-maturity securities. The following table summarizes our available-for-sale and held-to-maturity investment securities portfolio for the periods indicated.

Summary of Investment Securities:

	At December 31					
	2003		2002		2001	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)					
Available-for-sale:						
U.S. Treasury and obligations of U.S. Government corporations and agencies	$ 5,978	$ 6,028	$ 18,265	$ 18,469	$ 16,795	$ 17,001
Obligations of States and Political Subdivisions (Municipal Bonds)	56,684	58,016	38,172	39,629	39,754	39,654
Mortgage - Backed Securities	192,745	192,365	142,983	146,574	94,082	94,596
Corporate Bonds	13,038	13,949	23,171	24,816	32,538	32,780
Equity securities	4,520	4,693	4,963	5,054	4,676	4,681
Total available-for-sale	$ 272,965	$ 275,051	$ 227,554	$ 234,542	$ 187,845	$ 188,712
Held-to-maturity:						
Obligations of States and Political Subdivisions (Municipal Bonds)	$ 6,292	$ 6,515	$ 3,230	$ 3,231	$ 3,712	$ 3,381
Mortgage-Backed Securities	37,848	37,901	39,607	40,721	42,305	43,019
Total held-to-maturity	$ 44,140	$ 44,416	$ 42,837	$ 43,952	$ 46,017	$ 46,400

During the period, we reduced corporate bond holdings and substantially increased our holdings of mortgage-backed securities and obligations of States and Political Subdivisions, i.e., municipal bonds. Specifically, the estimated fair value of the mortgage-backed securities available-for-sale portfolio, which includes both mortgage pass-through securities and collateralized mortgage obligations, increased from $146.6 million at December 31, 2002 to $192.4 million at December 31, 2003, a $45.8 million or 31.2% increase. Similarly, the estimated fair value of municipal bonds available for sale increased from $39.6 million at December 31, 2002 to $58.0 million at December 31, 2003, a $18.4 million or 46.4% increase. The estimated fair value of corporate bonds available for sale decreased from $24.8 million at December 31, 2002 to $13.9 million at December 31, 2003 due to the sale of certain securities in which the issuer, in management's opinion, posed moderate levels of credit risk.

The estimated fair value of the investment portfolio is largely dependent upon the interest rate environment at the time the market price is determined. As interest rates decline, the estimated fair value of bonds generally increases, and conversely, as interest rates increase, the estimated fair value of bonds generally decreases. At December 31, 2002, the net unrealized gain on the available-for-sale investment securities portfolio was $7.0 million. By comparison, at December 31, 2003, the net unrealized gain on the available-for-sale investment securities portfolio decreased to $2.1 million. The net unrealized gain on the available-for-sale investment securities portfolio decreased during 2003 due to the replacement of matured, called and sold higher-yield investment securities with lower-yield investment securities. During 2003, $156.0 million or 56% of the December 31, 2002 investment securities portfolio matured or was sold. In addition, the Treasury interest rates increased during the third and fourth quarters of 2003. This, in turn, caused a decrease in the net unrealized gains recorded on the available-for-sale investment securities.

The following table sets forth information regarding the carrying value, weighted average yields and anticipated principal repayments of the Bank's investment securities portfolio as of December 31, 2003. All amortizing security principal payments, including CMO's and mortgage pass-through securities, are included based on their expected average lives. Callable securities, primarily callable agency securities and municipal bonds, are assumed to mature at the date in which management believes the bond will be called. Available-for-sale securities are shown at fair value. Held-to-maturity securities are shown at their amortized cost. The yields on debt securities shown in the table below are calculated by dividing annual interest, including accretion of discounts and amortization of premiums, by the amortized cost of the securities at December 31, 2003. Yields on obligations of states and municipalities exempt from federal taxation were not tax-effected.

Investment Securities Maturity Table:

	At December 31, 2003									
	In One Year or Less		After One Year through Five Years		After Five Years through Ten Years		After Ten Years		Total	
Dollars in Thousands	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
U.S Treasury and federal agency securities	$ 4,016	4.69%	$ -	0.00%	$ 2,012	4.24%	$ -	0.00%	$ 6,028	4.54%
Municipal obligations	6,795	4.96%	28,395	4.61%	16,222	4.24%	12,896	3.46%	64,308	4.32%
Mortgage-backed securities	14,668	7.23%	196,027	5.76%	19,518	4.77%	-	0.00%	230,213	5.77%
Corporate securities	3,066	7.07%	8,533	7.14%	2,350	8.23%	-	0.00%	13,949	7.31%
Total securities (1)	$ 28,545	6.32%	$ 232,955	5.67%	$ 40,102	4.73%	$ 12,896	3.46%	$ 314,498	5.52%

(1) This table excludes other equity securities totaling $4.683 million at December 31, 2003.

At December 31, 2003 the approximate weighted average maturity for all of the Bank's available-for-sale and held-to-maturity debt securities was 4.2 years. By comparison, at December 31, 2002 the approximate weighted average maturity of the Bank's available-for-sale and held-to-maturity debt securities was 3.9 years. The weighted average maturity of the debt securities portfolio was greater at December 31, 2003 than at December 31, 2002 due to a reduction in anticipated prepayments on our mortgage-backed securities portfolio. Because many homeowners refinanced their mortgages during 2002 and 2003 due to decreased mortgage rates, the likelihood of refinancing existing mortgages diminished, resulting in an extension of our mortgage-backed securities investment portfolio at December 31, 2003.

At December 31, 2003, 98.5% of the securities held in the Bank's bond portfolio were rated "A" or better by Moody's or Standard and Poor's credit rating services; 89.8% were rated AAA.

At December 31, 2003 we also held $4.7 million of equity securities including: $135 thousand of Federal Reserve Bank of New York stock, $3.053 million in FHLBNY stock, $733 thousand equity interest in a Small Business Investment Company, Meridian Venture Partners II, L.P, $10 thousand in a money market mutual fund, $36 thousand in New York Business Development Corp. stock and $726 thousand of common stock of other banking institutions. At December 31, 2002 equity securities totaled $5.1 million at estimated fair value. The slight reduction in other equity securities was due to mandatory redemptions of FHLBNY stock.

Interest Bearing Bank Balances and Federal Funds Sold

During 2003 the interest bearing bank balances and federal funds sold averaged $29.3 million. By comparison, during 2002 the interest bearing bank balances and federal funds sold averaged $34.1 million.

The slight decrease in these average balances was primarily due to the maturity of FDIC-insured certificates that were not replaced with new certificates of deposit. At December 31, 2003 we held a portfolio of FDIC-insured certificates of deposit with other banks headquartered throughout the United States. At December 31, 2003 this portfolio was $8.0 million versus $16.0 million at December 31, 2002. We purchased the certificates of deposit during December 2000 and January 2001 as part of an investment arbitrage strategy. Specifically, these certificates of deposit were funded by advances secured by the Bank at FHLBNY in the same amount with nearly identical maturity terms. The cost of the advances are 0.70 – 0.75% below the yield on the like maturity certificates of deposit. All of the certificates of deposit will mature by January 2006.

In the normal course of business, we sell and purchase federal funds to and from other banks to meet our daily liquidity needs. Because the funds are generally an unsecured obligation of the counter party, we only sell federal funds to well-capitalized banks that carry strong credit ratings. Our average federal funds sold position did not change significantly from period to period. For 2003 average federal funds sold was $15.1 million, $800 thousand greater than the average federal funds sold position of $14.3 million maintained during 2002.

Loan Portfolio

General. The bank's total loan portfolio increased by 0.7% or $2.6 million, from $358.3 million at December 31, 2002 to $360.9 million at December 31, 2003. Although there was no significant change in the total loan portfolio between the two periods, the composition of the portfolio did change. The following table summarizes the composition of our loan portfolio over the prior five-year period.

Distribution of Loans Table:

	At December 31,									
	2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
(Dollars in Thousands)										
Agricultural	$ 2,467	0.7%	$ 2,439	0.7%	$ 2,020	0.6%	$ 2,412	0.7%	$ 2,627	0.8%
Residential real estate (1)	118,571	32.9%	125,464	35.0%	125,510	38.1%	130,003	40.0%	137,310	42.4%
Commercial real estate	115,733	32.1%	104,967	29.3%	87,268	26.5%	76,860	23.7%	75,110	23.1%
Commercial	62,564	17.3%	63,156	17.6%	51,137	15.5%	48,534	14.9%	46,129	14.2%
Consumer	61,571	17.1%	62,269	17.4%	63,609	19.3%	66,949	20.6%	62,404	20.6%
Total loans	360,906	100.0%	358,295	100.0%	329,544	100.0%	324,758	100.0%	323,580	100.0%
Less:										
Allowance for loan losses	(5,757)		(5,392)		(4,476)		(4,003)		(3,998)	
Net loans	$355,149		$352,903		$325,068		$320,755		$ 319,582	

(1) Includes Home Equity Loans

Consumer and residential mortgage loans outstanding each declined due to a very competitive pricing environment for both automobile loans and residential mortgages. Total loans outstanding in these two portfolios decreased from $187.7 million at December 31, 2002 to $180.1 million at December 31, 2003, a $7.6 million or 4.0% decrease. We ceded both consumer and residential mortgage loans to competition in a very low interest rate environment to mitigate interest rate risk. During 2003, automobile manufacturers and their captive finance companies provided cash rebate incentives on new car purchases and/or maintained very low new car financing rates, which have negatively impacted the purchase of used vehicles. The lower levels of used vehicle purchases, an important market for the Company, reduced our origination of consumer loans. Similarly, residential mortgage providers that have the capability to originate and sell conforming mortgages to the secondary market lowered their interest rates to levels below our minimum interest rate threshold for 15 to 30-year fixed rate mortgages thereby reducing our origination of new residential mortgage loans during 2003.

Conversely, in 2003 we increased our commercial, commercial real estate and agricultural loans outstanding. Loans outstanding in these three loan types increased from $170.6 million at December 31, 2002 to $180.8 million at December 31, 2003, a $10.2 million or 6.0% increase. Most of this increase is due to an expansion of our small business lending services outside of our primary five county market area.

The following table sets forth the amount of loans maturing and repricing in our portfolio. The full principal amount outstanding of adjustable rate loans are included in the period in which the interest rate is next scheduled to adjust. Similarly, the full principal amount outstanding of fixed-rate loans are shown based on their final maturity date. The full principal amount outstanding of demand loans without a repayment schedule and no stated maturity, financed accounts receivable, and overdrafts are reported as due within one year. The table has not been adjusted for scheduled principal payments nor anticipated principal pre-payments.

Maturity and Repricing of Loans Table:

	Within One Year (1)	One Through Five Years	More Than Five Years	Total
Agricultural	$ 1,464	$ 367	$ 636	$ 2,467
Residential real estate (1)	50,053	2,625	65,893	118,571
Commercial real estate	60,427	15,620	39,686	115,733
Commercial	43,840	8,107	10,617	62,564
Consumer	10,520	42,273	8,778	61,571
Total loans receivable	$ 166,304	$ 68,992	$ 125,610	$ 360,906

(1) Includes Home Equity Loans

Table of Fixed and Adjustable Rate Loans:

	Due After December 31, 2004		
	Fixed	**Adjustable**	**Total**
Agricultural	$ 468	$ 1,779	$ 2,247
Residential real estate (1)	64,572	44,460	109,032
Commercial real estate	57,307	51,972	109,279
Commercial	15,460	14,719	30,179
Consumer	50,135	862	50,997
Total loans	$ 187,942	$ 113,792	$ 301,734

(1) Includes Home Equity Loans

Commitments and Lines of Credit. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Since most of the standby letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit represent extensions of credit. At December 31, 2003 and December 31, 2002, standby letters of credit totaled $10.0 million and $1.6 million, respectively. The increase is primarily due to the issuance of a $4.8 million standby letter of credit for the construction of an assisted living housing project and a $2.9 million standby letter of credit for the development of a municipal parking deck. Both projects are being financed through their respective county's regional Industrial Development Agency. At December 31, 2003 and December 31, 2002, the fair value of the Bank's standby letters of credit was not material.

In addition to standby letters of credit, we have issued lines of credit and other commitments to lend to our customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These include home equity lines of credit, commitments for residential and commercial construction loans, and other personal and commercial lines of credit. At December 31, 2003 and December 31, 2002, we had outstanding unfunded loan commitments of $49.1 million and $45.4 million, respectively. The increase in the unfunded loan commitments is primarily due to growth in our home equity line of credit portfolio. Our experience shows that these unfunded commitments do not fluctuate significantly from month to month.

Asset Quality and Risk Elements

General. One of our key objectives is to maintain strong credit quality of the Bank's loan portfolio. The following narrative provides summary information and our experience regarding the quality and risk elements of our loan portfolio.

Delinquent Loans. At December 31, 2003 we had $2.744 million of loans that were 30 or more days past due (excluding loans placed on non-accrual status). This equals 0.76% of total loans outstanding. By comparison, at December 31, 2002 we had $5.081 million of loans 30 or more days past due (excluding loans placed on non-accrual status), or 1.42%

of loans outstanding. In management's opinion, the decrease in delinquent loans (still accruing interest) from December 31, 2002 to December 31, 2003 of $2.337 million was due to the implementation of an improved consumer credit identification and management system established in 2001. In addition, one large loan totaling $1.425 million and several small loans were transferred from accrual status to non-accrual status.

Non-accrual, Past Due and Restructured Loans. The following chart sets forth information regarding non-performing assets for the periods stated.

Table of Non-performing Assets:

	At December 31,				
Dollars in Thousands	2003	2002	2001	2000	1999
Loans in Non-Accrual Status:					
Agricultural	$ 1,425	$ 747	$ -	$ -	$ -
Residential real estate	257	222	465	437	554
Commercial real estate	1,199	1,049	1,587	1,249	487
Commercial	275	13	33	227	498
Consumer	8	3	5	-	-
Total non-accruing loans	3,164	2,034	2,090	1,913	1,539
Loans Contractually Past Due 90 Days or More and Still Accruing Interest	123	717	329	345	372
Troubled Debt Restructured Loans	371	387	861	888	917
Total non-performing loans	3,658	3,138	3,280	3,146	2,828
Other real estate owned	20	22	857	1,097	1,662
Total non-performing assets	$ 3,678	$ 3,160	$ 4,137	$ 4,243	$ 4,490
Total non-performing assets as a percentage of total assets	0.50%	0.45%	0.66%	0.76%	0.79%
Total non-performing loans as a percentage of total loans	1.01%	0.88%	1.00%	0.97%	0.87%

Total non-performing loans increased from $3.138 million at December 31, 2002 to $3.658 million at December 31, 2003, a $520 thousand increase. Non-performing loans as a percent of total loans outstanding totaled 1.01% at December 31, 2003, as compared to 0.88% at December 31, 2002. The net increase in non-performing loans was primarily due to the inclusion of one agricultural loan totaling $1.425 million placed on non-accrual status during the first quarter of 2003 and the foreclosure and removal of an unrelated agricultural loan totaling $747 thousand at December 31, 2002. At December 31, 2003, two loans, the $1.425 million agricultural loan mentioned above and a $761 thousand loan made to a high-tech manufacturing company (70% guaranteed by the United States Department of Agriculture), comprised $2.186 million or 60% of the non-accrual loans outstanding.

Other Real Estate Owned and Repossessed Assets. Other Real Estate Owned ("OREO") consists of properties formerly pledged as collateral on loans which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. OREO is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. At December 31, 2003 and December 31, 2002 we held one property in OREO totaling $20 thousand and $22 thousand respectively.

Potential Problem Loans. In addition to non-performing loans, we have identified through normal credit review procedures, $7.854 million of potential problem loans at December 31, 2003. By comparison, at December 31, 2002 potential problem loans totaled $7.106 million. Potential problem loans are loans that are currently performing, but where known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-performing at some time in the future. Potential problem loans are typically loans that are performing but are classified by our loan rating system as "substandard." Management cannot predict the extent to which economic conditions may worsen or other factors which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on non-accrual status, become restructured, or require increased allowance coverage and provision for loan losses.

Loan Concentrations. At December 31, 2003 we had outstanding $29.2 million of loans or 45% of the Company's total equity capital to borrowers who operate in the hotel / motel industry. The hotel / motel properties that we finance are geographically dispersed throughout our market area and the broader statewide region. The Bank's Board of Directors has established a specific exposure guideline for this industry of 50% of the Bank's total equity capital, which at December 31, 2003 was $32.2 million.

At December 31, 2003 we also held $18.2 million of loans secured by commercial rental properties. The portfolio is comprised of a diverse group of properties and borrowers. The average loan size for each of these borrowings is approximately $325 thousand. Five (5) of these loans are each in excess of $1.0 million, totaling $7.728 million.

At December 31, 2003 we had $16.8 million of loans outstanding to four (4) borrowers in the convenience store / fuel business. At December 31, 2003 none of the loans to these borrowers were rated substandard by our management.

Other areas of concentration at December 31, 2003 include $14.9 million of loans outstanding to automotive dealerships, $13.9 million of loans secured by 5 or more unit residential properties, and $8.2 million of loans outstanding to various restaurants.

Summary of Loss Experience (Charge-Offs) and Allowance for Loan Losses. The following table sets forth the analysis of the activity in the allowance for loan losses, including charge-offs and recoveries, for the periods indicated.

Analysis of the Allowance for Loan Losses Table:

	Years Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
	(Dollars in Thousands)				
Balance at beginning of year	$ 5,392	$ 4,476	$ 4,003	$ 3,998	$ 3,458
Charge offs:					
Agricultural	147	-	-	-	-
Residential real estate	174	93	225	559	206
Commercial real estate	-	-	148	-	103
Commercial	46	402	123	753	760
Consumer	1,109	926	905	722	751
Total charge offs	1,476	1,421	1,401	2,033	1,819
Recoveries:					
Agricultural	8	-	-	-	-
Residential real estate	10	-	24	7	1
Commercial real estate	-	-	40	-	-
Commercial	70	250	88	135	203
Consumer	188	167	181	216	235
Total recoveries	276	417	334	358	439
Net charge-offs	1,200	1,004	1,068	1,675	1,380
Provision for loan losses	1,565	1,920	1,540	1,680	1,920
Balance at end of year	$ 5,757	$ 5,392	$ 4,476	$ 4,003	$ 3,998
Ratio of net charge-offs during the year to average loans outstanding during the year	0.33%	0.29%	0.33%	0.51%	0.44%
Allowance for loan losses to total loans	1.63%	1.50%	1.36%	1.23%	1.24%
Allowance for loan losses to non-performing loans	139%	172%	136%	127%	141%

The allowance for loan losses increased from $5.392 million at December 31, 2002 to $5.757 million at December 31, 2003, a $365 thousand or 6.8% increase. The allowance for loan losses as a percent of total loans increased slightly during 2003, from 1.50% at December 31, 2002 to 1.63% at December 31, 2003. Management and the Board of Directors deemed the allowance for loan losses as adequate at December 31, 2002 and December 31, 2003.

Allocation of the Allowance for Loan Losses. We allocate our allowance for loan losses among the loan categories indicated below primarily for purposes of complying with disclosure requirements of the SEC. This allocation should not be interpreted as a projection of (i) likely sources of future charge-offs, (ii) likely proportional distribution of future charge-offs among loan categories, or (iii) likely amounts of future charge-offs. Since management regards the allowance as a general balance and has assigned unallocated values to categories in the table primarily for purposes of compliance with the disclosure requirements, the amounts presented do not represent the total balance available to absorb future charge-offs that might occur within the designated categories.

Subject to the qualifications noted above, an allocation of the allowance for loan losses by principal classification and the proportion of the related loan balance represented by the allocation is presented below for the periods indicated.

Loan Loss Summary Allocation Table:

	At December 31,									
	2003		2002		2001		2000		1999	
Dollars in Thousands	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
Agricultural	$ 57	0.99%	$ 48	0.89%	$ 34	0.76%	$ 45	1.12%	$ 54	1.35%
Residential real estate (1)	545	9.47%	718	13.32%	598	13.36%	639	15.96%	483	12.08%
Commercial real estate	2,248	39.05%	2,051	38.04%	1,461	32.64%	1,447	36.15%	1,536	38.42%
Commercial	1,240	21.54%	1,234	22.89%	857	19.15%	914	22.83%	944	23.61%
Consumer	966	16.78%	1,017	18.86%	982	21.94%	689	17.21%	607	15.18%
Unallocated	701	12.18%	324	6.01%	544	12.15%	269	6.72%	374	9.35%
Total	$ 5,757	100.00%	$ 5,392	100.00%	$ 4,476	100.00%	$ 4,003	100.00%	$ 3,998	100.00%

(1) Includes Home Equity Loans

Other Assets

Other Assets are comprised of Premises and Equipment, Bank-Owned Life Insurance, Goodwill, Other Intangible Assets and Other Assets. The following table summarizes the change in Other Assets between December 31, 2002 and December 31, 2003:

Table of Other Assets:

	At December 31,		
Dollars in Thousands	2003	2002	Change
Premises and Equipment	$ 5,721	$ 5,954	$ (233)
Bank-Owned Life Insurance	14,405	13,766	639
Goodwill	2,682	2,682	-
Intangible Assets, Net	461	576	(115)
Other Assets	11,524	8,660	2,864
Total Other Assets	$ 34,793	$ 31,638	$ 3,155

Bank-Owned Life Insurance. The cash surrender value of the life insurance at December 31, 2003 was $14.405 million, compared to $13.766 million at December 31, 2002. The increase is attributable to an increase in the cash surrender value of the policies between the periods totaling $639 thousand. The policies are issued by five different life insurance companies and are issued on the lives of the Bank's senior management.

Goodwill and Other Intangible Assets. In February 2002 we acquired a branch in the City of Norwich, New York from a regional competitor. We acquired $34.3 million in deposit liabilities and $3.2 million in loan assets. We recorded $1.877 million in goodwill and $285 thousand in core deposit intangible in conjunction with the branch acquisition. No impairment of the goodwill was deemed necessary during 2003. The core deposit intangible is being amortized over 5 years.

Other Assets. Other assets increased by $2.864 million from $8.660 million at December 31, 2002 to $11.524 million at December 31, 2003. During 2003 our prepaid pension plan asset increased by $1.157, from $3.372 million at December 31, 2002 to $4.529 million at December 31, 2003. Most of the increase was due to a $1.700 million contribution made to the plan during the third quarter of 2003. At December 31, 2003, interest receivable, deferred tax assets and accounts receivable totaled $4.420 million. By comparison, these assets totaled $3.379 million at December 31, 2002, netting an increase of $1.041 million year over year. And finally, during the third quarter of 2003, we placed a $253 thousand escrow deposit on a property which will serve as the location for a new full service Bank branch location.

Composition of Liabilities

Deposits. Deposits are our primary funding source. At December 31, 2003 deposits represented 87.4% of our total liabilities, compared to 84.9% at December 31, 2002. Total deposits increased by $31.6 million or 5.7% during 2003, from $549.1 million at December 31, 2002 to $580.6 million at December 31, 2003. Nearly all of the growth occurred in core deposit accounts, specifically demand deposits, personal savings and NOW accounts. Management believes that consumers placed their investable funds in liquid bank deposit accounts during 2003 because of a perception that bond and equity investment opportunities were limited.

The following table indicates the amount of our time accounts by time remaining until maturity as of December 31, 2003.

Time Accounts Maturity Table:

	Maturity as of December 31, 2003				
Dollars in Thousands	**3 Months or Less**	**Over 3 to 6 Months**	**Over 6 to 12 Months**	**Over 12 Months**	**Total**
Certificates of Deposit and Other Time Deposits of $100,000 or more	$ 19,207	$ 24,009	$ 12,329	$ 30,407	$ 85,952
Certificates of Deposit and Other Time Deposits less than $100,000	23,594	17,075	43,357	98,208	182,234
Total of time accounts	$ 42,801	$ 41,084	$ 55,686	$ 128,615	$ 268,186

Foreign Deposits in Domestic Offices. At December 31, 2003 we held $14.4 million of deposits from foreign depositors. This compares to $13.8 million at December 31, 2002. The substantial majority of these deposit relationships were acquired during 1994 when we purchased certain assets and all of the deposit liabilities from the First National Bank of Downsville in Delaware County, New York.

Borrowings. Total borrowings decreased by $10.7 million during 2003, from $86.6 million at December 31, 2002 to $75.9 million at December 31, 2003. The decrease in borrowed funds is the result of a few factors. During 2003 we reduced our long-term borrowings by $17.5 million from $73.3 million at December 31, 2002 to $55.8 million at December 31, 2003. Specifically, we repaid an $8.0 million FHLBNY advance in January, a $1.5 million FHLBNY advance in June, a $500 thousand FHLBNY advance in July, $5.0 million of advances in December and $2.5 million in monthly amortizing payments throughout the period on other FHLBNY long-term advances. In addition, treasury, tax & loan notes held for the benefit of the U.S. Treasury Department decreased from $3.0 million at December 31, 2002 to $740 thousand at December 31, 2003. These reductions in borrowings were offset by a $918 thousand increase in securities sold under agreements to repurchase. At December 31, 2002 securities sold under agreements to repurchase were $10.3 million, as compared to $11.2 million at December 31, 2003. In addition, we borrowed $8.1 million of federal funds at December 31, 2003, as compared to no federal funds borrowed at December 31, 2002. At December 31, 2003 borrowed funds represented 11.4% of our total liabilities, compared to 13.4% at December 31, 2002. See Note 8 of the Consolidated Financial Statements contained in PART II, Item 8, of this document for additional detail on our borrowings.

C. Results of Operations

a. Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

Please refer to the Consolidated Financial Statements presented in PART II, Item 8, of this document.

Summary. Net income for 2003 was $8.713 million. This represents a $151 thousand or 1.8% increase over 2002 net income of $8.562 million. Earnings per share increased by $0.02 per share from $0.76 per share in 2002 to $0.78 per share in 2003. Net interest income was very flat between periods. Therefore, the increase in our earnings was primarily due to an increase in other income, a reduction in the provision for loan losses, and a lower provision for income taxes offset by an increase in other expenses. More specifically, during 2003 other income increased by $407 thousand, the *provision for loan losses* decreased by $355 thousand and the income tax provision was $81 thousand less in 2003 than in 2002. The combined improvement of these items totaling $843 thousand was offset by a $693 thousand increase in other expenses.

Return on average assets declined from 1.25% in 2002 to 1.20% in 2003. This occurred primarily because net interest margin declined during 2003. Historically low and declining interest rates prompted significant loan refinancing activity, reducing interest rate spreads on new loans and investments. Return on average stockholders' equity also declined from 14.36% in 2002 to 13.67% in 2003.

Net Interest Income. Net interest income is our most significant source of revenue. During 2003 and 2002 respectively net interest income comprised 81% and 82% of our total revenues. Therefore, the following tables including the *Asset and Yield Summary Table*, the *Interest Rate Table* and the *Rate and Volume Table* and the associated analytical narrative are important components of our results of operations.

The following table summarizes the total dollar amount of interest income from average earnings assets and the resultant yields, as well as, the interest expense and rate paid on average interest bearing liabilities. No tax equivalent adjustments were made for tax-exempt assets. The average balances presented are calculated using daily totals and averaging them for the period indicated.

Asset and Yield Summary Table:

	For the Years Ended December 31,								
	2003			2002			2001		
	Average Outstanding Balance	Interest Earned /Paid	Yield / Rate	Average Outstanding Balance	Interest Earned /Paid	Yield / Rate	Average Outstanding Balance	Interest Earned /Paid	Yield / Rate
				(Dollars in thousands)					
Earning Assets:									
Federal funds sold and interest bearing deposits	$ 29,324	$ 1,101	3.75%	$ 34,060	$ 1,495	4.39%	$ 33,412	$ 1,853	5.55%
Securities (1)	$ 301,502	$ 13,042	4.33%	$ 275,643	$ 13,638	4.95%	$ 206,642	$11,415	5.52%
Loans, Net (2)	$ 352,935	$ 24,477	6.94%	$ 336,283	$ 26,503	7.88%	$ 319,083	$29,025	9.10%
Total earning assets	$ 683,761	$ 38,620	5.65%	$ 645,986	$ 41,636	6.45%	$ 559,137	$42,293	7.56%
Non-earning assets	$ 44,465			$ 41,520			$ 33,661		
Total assets	$ 728,226			$ 687,506			$ 592,798		
Liabilities:									
Savings accounts	$ 89,088	$ 792	0.89%	$ 79,382	$ 1,101	1.39%	$ 70,149	$ 1,403	2.00%
Money market accounts	$ 30,938	$ 299	0.97%	$ 36,548	$ 537	1.47%	$ 41,892	$ 1,283	3.06%
NOW accounts	$ 121,288	$ 1,351	1.11%	$ 95,861	$ 1,678	1.75%	$ 54,880	$ 1,118	2.04%
Time accounts	$ 280,291	$ 8,258	2.95%	$ 274,985	$ 9,719	3.53%	$ 247,737	$ 12,806	5.17%
Borrowings	$ 77,068	$ 3,453	4.48%	$ 80,129	$ 4,135	5.16%	$ 69,556	$ 3,839	5.52%
Total interest bearing liabilities	$ 598,673	$ 14,153	2.36%	$ 566,905	$ 17,170	3.03%	$ 484,214	$20,449	4.22%
Non-interest bearing deposits	$ 57,353			$ 52,652			$ 48,339		
Other non-interest bearing liabilities	$ 8,454			$ 8,323			$ 6,265		
Total liabilities	$ 664,480			$ 627,880			$ 538,818		
Shareholder's equity	$ 63,746			$ 59,626			$ 53,980		
Total liabilities and shareholder's equity	$ 728,226			$ 687,506			$ 592,798		
Net interest income		$ 24,467			$ 24,466			$21,844	
Net interest rate spread (3)			3.29%			3.42%			3.34%
Net earning assets	$ 85,088			$ 79,081			$ 74,923		
Net interest margin (4)			3.58%			3.79%			3.91%
Ratio of earning assets to interest bearing liabilities	114.21%			113.95%			115.47%		

(1) Securities are shown at average amortized cost with net unrealized gains or losses on securities available-for-sale included as a component of non-earning assets.

(2) Average net loans equal average total loans less the average allowance for loan losses. However, for purposes of these computations, non-accrual loans are included in average loan balances outstanding.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) The net interest margin, also known as the net yield on average interest-earning assets, represents net interest income as a percentage of average interest-earning assets.

Net interest income was flat period over period, increasing by only $1 thousand from 2002 to 2003. More specifically, net interest income was $24.467 million in 2003 as compared to $24.466 million in 2002. Although net interest margin declined by 0.21% between the periods from 3.79% in 2002 to 3.58% in 2003, its negative impact on net interest income was offset by growth in earning assets. The decrease in our net interest margin was primarily driven by rapidly declining earning asset yields. Our earning asset yields declined by 0.80%, from 6.45% in 2002 to 5.65% in 2003. This occurred because the interest rates at which we originated new loans, acquired new investment securities and sold overnight federal funds during 2003 were significantly lower than comparable interest rates in 2002 (see comparative interest rate table below).

Comparative Interest Rate Table:

	2003				2002			
Interest Rates (1)	December	September	June	March	December	September	June	March
Target Federal Funds Rate	1.00%	1.00%	1.00%	1.25%	1.25%	1.75%	1.75%	1.75%
NYC Prime	4.00%	4.00%	4.00%	4.25%	4.25%	4.75%	4.75%	4.75%
90 Day Treasury Bill	0.88%	0.91%	0.81%	1.10%	1.18%	1.44%	1.66%	1.75%
6 Month Treasury Bill	0.99%	1.00%	0.82%	1.10%	1.21%	1.43%	1.68%	2.02%
1 Year Treasury Note	1.21%	1.06%	0.84%	1.16%	1.20%	1.47%	1.92%	2.57%
2 Year Treasury Note	1.84%	1.47%	1.10%	1.49%	1.59%	1.73%	2.75%	3.58%
3 Year Treasury Note	2.31%	1.97%	1.40%	1.86%	1.94%	2.13%	3.30%	4.18%
4 Year Treasury Note	2.77%	2.34%	1.79%	2.36%	2.37%	2.46%	3.70%	4.56%
5 Year Treasury Note	3.24%	2.82%	2.16%	2.73%	2.71%	2.72%	3.99%	4.81%
7 Year Treasury Note	3.68%	3.36%	2.67%	3.33%	3.21%	3.28%	4.41%	5.12%
10 Year Treasury Note	4.27%	3.94%	3.27%	3.82%	3.79%	3.68%	4.73%	5.28%
15 Year Treasury Note	4.81%	4.52%	3.89%	4.45%	4.48%	4.47%	5.34%	5.81%
30 Year Treasury Note	5.08%	4.88%	4.35%	4.84%	4.76%	4.78%	5.13%	5.42%
Federal Housing Finance Board National Avg. Mortgage Contract Rate	5.79%	5.61%	5.68%	5.88%	6.03%	6.32%	6.62%	6.77%

(1) The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

The yield on the loan portfolio declined from 7.88% in 2002 to 6.94% in 2003. As existing loans matured and amortized throughout 2003, they were replaced by new loans at lower rates of interest. In addition, the interest rates earned on variable rate loans were lower in 2003 than in 2002. The prime rate and the 1-year constant maturity Treasury rate are index rates upon which a significant amount of our variable rate loans are based. On average, these index rates were lower in 2003 than in 2002. And finally, many large commercial and commercial real estate borrowers with fixed rate loans renegotiated their existing loans to lower rates of interest throughout 2002 and 2003.

The average yield on the investment securities portfolio also decreased during 2003. Specifically, the investment securities portfolio decreased from 4.95% in 2002 to 4.33% in 2003. Increased levels of mortgage refinancing activity accelerated prepayments on our mortgage backed securities requiring that we reinvest the maturing principal dollars at lower market yields. Additionally, the increased prepayment levels also required us to increase amortization expense on investment securities being held with "premiums," i.e., securities with amortized book values exceeding par value, thereby decreasing interest income and average yield.

The yield on the federal funds sold and interest-bearing liabilities at other banks decreased from 4.39% in 2002 to 3.75% in 2003. This is primarily attributable to the Federal Open Market Committee lowering its target Federal Funds rate from 1.75% through most of 2002 to 1.00% for most of 2003. In addition $8.0 million of our FDIC-insured certificates of deposit matured during 2003 and were not replaced by earning assets with comparable yields.

While earning asset yields decreased, management was only able to decrease the cost of interest-bearing liabilities by 0.67% from 3.03% in 2002 to 2.36% in 2003. We, along with other banks and competitors, dropped deposit rates significantly throughout the last two quarters of 2002 and the first two quarters of 2003 to offset a general decline in interest rates, and in turn, asset yields. Management, however, found it increasingly difficult throughout 2003 to lower interest rates paid on deposits further as many of the Bank's non-maturity deposit accounts, such as savings and interest-bearing checking accounts, were already near an interest rate floor of 0%. Accordingly, management's options to reduce interest expense declined as interest rates decreased.

Rate and Volume Analysis. Net interest income increased by $1 thousand from $24.466 million in 2002 to $24.467 million in 2003. Changes in volume increased net interest income by $1.761 million between the two periods, while changes in rate decreased net interest income by $1.760 million.

The following table presents changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and thenet change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amount of change. The table has not been adjusted for tax-exempt interest.

Rate and Volume Table:

	Year Ended December 31,					
	2003 vs. 2002			2002 vs. 2001		
	Rate	Volume	Total	Rate	Volume	Total
	(In Thousands)					
Earning assets:						
Federal funds sold and interest bearing deposits	$ (216)	$ (178)	$ (394)	$ (386)	$ 28	$ (358)
Securities	$ (1,714)	$ 1,119	$ (595)	$ (1,191)	$ 3,414	$ 2,223
Loans	$ (3,182)	$ 1,155	$ (2,027)	$ (3,878)	$ 1,356	$ (2,522)
Total earning assets	$ (5,112)	$ 2,096	$ (3,016)	$ (5,455)	$ 4,798	$ (657)
Interest bearing liabilities:						
Savings accounts	$ 395	$ (86)	$ 309	$ 430	$ (128)	$ 302
Money market accounts	$ 184	$ 54	$ 238	$ 667	$ 79	$ 746
NOW accounts	$ 610	$ (283)	$ 327	$ 157	$ (717)	$ (560)
Time accounts	$ 1,619	$ (157)	$ 1,462	$ 4,016	$ (929)	$ 3,087
Borrowings	$ 544	$ 137	$ 681	$ 250	$ (546)	$ (296)
Total interest bearing liabilities	$ 3,352	$ (335)	$ 3,017	$ 5,520	$ (2,241)	$ 3,279
Change in net interest income	$ (1,760)	$ 1,761	$ 1	$ 65	$ 2,557	$ 2,622

The interest income earned on loans decreased by $2.027 million between the two periods, from $26.503 million in 2002 to $24.477 million in 2003. The increase in average loan volume from $336.3 million in 2002 to $352.9 million in 2003 contributed $1.155 million of additional interest income, whereas the reduction in the average loan yield decreased interest income by $3.182 million. Average loan yields decreased by 0.94% between the two periods from 7.88% in 2002 to 6.94% in 2003.

The interest income on investment securities decreased by $595 thousand, from $13.638 million in 2002 to $13.042 million in 2003. The average volume of the investment portfolio increased significantly between periods from $275.6 million during 2002 to $301.5 million during 2003, generating $1.119 million in additional interest income. This improvement, however, was offset by lower investment yields, which reduced interest income by $1.714 million.

The interest income on Federal funds sold and interest-bearing deposits decreased period over period. Specifically, interest income for these asset categories, decreased by $394 thousand, from $1.495 million in 2002 to $1.101 thousand in 2003. A reduction in our average FDIC-insured certificate portfolio and a reduction in the federal funds rate both contributed to the decrease in interest income.

The average volume of savings accounts and NOW accounts increased significantly between the two periods in spite of declining interest rates. Specifically, the average volume of savings accounts increased from $79.4 million in 2002 to $89.1 million in 2003. Similarly, the average volume of NOW accounts increased from $95.9 million in 2002 to $121.3 million in 2003. Interest expense for savings and NOW accounts decreased between the two periods by $636 thousand. Increased volume in these two deposit categories created additional interest expense of $369 thousand, while a significant decline in short-term interest rates allowed management to reduce the interest expense on these accounts by $1.005 million.

Interest expense on money market accounts decreased from $537 thousand in 2002 to $299 thousand in 2003. Both a reduction in the average volume of money market balances, as well as a reduction in the interest rate paid on money market accounts, contributed to this reduction in interest expense.

Time account balances increased slightly between the two years. The average outstanding balance of time accounts during 2003 was $280.3 million, as compared to $275.0 million during 2002. Accordingly, interest expense due to volume for time accounts only increased $157 thousand period over period. By comparison, a substantial decrease in interest rates allowed management to lower certificate of deposit rates, saving $1.619 million of interest expense period over period. The net interest expense savings due to time account balances equaled $1.462 million.

Interest expense for borrowings decreased from $4.135 million in 2002 to $3.453 million in 2003. The $681 thousand decrease in interest expense for borrowings is attributable to both a reduction in borrowings outstanding and a decrease in average borrowing costs.

Provision for Loan Losses. The provision for loan losses for 2003 was $1.565 million, as compared to $1.920 million in 2002, a $355 thousand or 18.5% decrease. The provision for loan losses decreased in 2003, as compared to 2002 due to a significant decrease in delinquent loans, a relatively stable level of net charge-offs, and a stable level of specifically identified inherent losses in the loan portfolio. Delinquent loans (those 30 or more days past due) as a percent of total loans outstanding averaged 1.49% during 2003, as compared to 2.13% during 2002. Management attributes the improvement in delinquency levels to implementation of an improved consumer credit identification and management system established in 2001. Net charge-offs remained relatively stable between 2003 and 2002. Net charge-offs in 2003 were $1.200 million in 2003 or 0.33% of average loans outstanding. By comparison, net charge-offs in 2002 were $1.004 million or 0.29% of average loans outstanding. While the level of non-performing loans increased slightly period to period, the loans that were transferred to non-accrual status during 2003 were adequately reserved for in the allowance for loan losses prior to transfer to non-accrual status. The provision for loan losses as a percentage of average total loans outstanding was 0.44% for 2003, as compared to 0.57% for 2002.

Non-Interest Income. Non-interest income is comprised of trust fees, service charges on deposit accounts, commission income, investment security gains / (losses), other service fees and other income. Non-interest income increased from $5.264 million in 2002 to $5.671 million in 2003. This represents a 7.7% or $407 thousand increase. The most significant reason non-interest income increased period over period is due to the increase in the realized gains on the sale of available for sale investment securities.

Total trust fees decreased slightly in 2003. Specifically, trust fees totaled $1.416 million in 2002, as compared to $1.383 million in 2003, a $33 thousand or 2.3% decrease. The decrease in trust fees was due to a slight reduction in the average market value and account income in 2003, versus 2002, at the time fees were charged. The sharp increase in the period end market value of trust accounts between December 31, 2002 and December 31, 2003 was due to a single Trust that was funded during December 2003. No fees were charged on this account in 2003.

Service charges on deposit accounts declined from $1.583 million in 2002 to $1.457 million in 2003, a $126 thousand or 8.0% decrease. During the second half of 2002, the Bank removed certain service fee charges on its business checking accounts in an effort to remain competitive and retain customers. This led to a reduction in service fee income generated on these accounts.

Commission income from the Bank's insurance policy sales activities remained fairly flat at $434 thousand for 2003, as compared to $428 thousand for 2002.

During 2003 we netted pre-tax realized gains of $808 thousand on the call and sale of investment securities. This represents a $320 thousand increase over 2002 when net pre-tax realized gains were $488 thousand. During 2003 we sold $9.6 million of long term corporate bonds and $1.8 million of mortgage-backed securities and had an additional $145.7 million in municipal, government agency and mortgage-backed securities available for sale and held to maturity securities mature or be called as interest rates declined. The corporate securities were sold because management believed it was prudent to reduce the credit risk, lock-in gains and shorten the duration of the available for sale investment securities portfolio while interest rates were at or near 40-year lows. The long-term corporate bonds were sold in particular because of their sensitivity to market value decline in an increasing interest rate environment.

The income related to the increase in the cash value of bank-owned life insurance increased from $563 thousand in 2002 to $640 thousand in 2003, a $77 thousand increase. The increase was primarily due to the purchase of three additional policies, totaling $2.5 million in premium, which occurred during the fourth quarter of 2002. The policies were purchased to finance the benefit expense associated with the Company's implementation of a supplemental executive retirement plan ("SERP").

Other service fees are comprised of numerous types of fee income, including merchant credit card processing fees, residential mortgage origination fees, official check and check cashing fees, travelers check sales, wire transfer fees, letter of credit fees and other miscellaneous service charges, commissions and fees. Other service fees decreased from$404 thousand in 2002 to $325 thousand in 2003, a $79 thousand decrease. The reduction in other service fees was primarily due to the loss of one significant merchant credit card processing account offset by a slight increase in letter of credit fees.

Other income is comprised of numerous types of fee income, including investment services, lease income, safe deposit box income, rental of foreclosed real estate, and income related to the securities held for our executive deferred compensation plan. Other income increased from $382 thousand in 2002 to $624 thousand in 2003, a $242 thousand or 63.4% increase. The income related to the Bank's securities held by the executive deferred compensation plan increased by $469 thousand, from a loss of $205 thousand in 2002 to a gain of $264 thousand in 2003 due to improved returns on these securities. Income related to the Bank's investment in New York Bankers Title Agency East increased by $34 thousand, from $34 thousand in 2002 to $68 thousand in 2003. These improvements were offset by a $64 thousand reduction in other real estate owned (foreclosed property) rental income due to sale of a foreclosed rental property in November 2002; a reduction in investment service fee income of $47 thousand; a reduction in the New York Bankers Insurance Trust dividend payments of $62 thousand; a $24 thousand decrease in lease income; a $25 thousand insurance claim paid in 2002 only; and other miscellaneous items totaling $39 thousand.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and equipment expense, computer service fees, advertising and marketing expense, professional fees, and other expense. Total non-interest expenses increased from $15.890 million in 2002 to $16.583 million in 2003, a $693 thousand or 4.4% increase.

Salaries and benefits expense increased by $169 thousand or 1.6%, from $10.345 million in 2002 to $10.514 million in 2003. New staff salaries and wage increases increased salary expense by $158 thousand period to period. The Bank's defined benefit pension plan benefit expense increased by $317 thousand year over year due to a decrease in investment returns on plan assets and a reduction in the discount rate used to calculate the Bank's future benefit obligation during 2001 and 2002. Other miscellaneous benefit programs including group life insurance expenses increased benefit costs by $72 thousand period to period. These increases were offset by a significant reduction in other benefits expense. In 2002 we recorded an expense totaling $541 thousand for the SERP for Messrs. Whittet and Moyer. The expense related to these agreements was $163 thousand in 2003, a $378 decrease.

Net occupancy expense totaled $1.360 million in 2003 as compared to $1.158 million in 2002, a $202 thousand or 17.4% increase. Increases in snow removal and utility expenses related to a cold winter in the first-half of 2003, as well as general increases in insurance cost and property taxes, were responsible for the increased occupancy expense.

Furniture and equipment expense remained relatively unchanged between 2002 and 2003. Furniture and equipment expense was $803 thousand in 2003, as compared to $810 thousand in 2002.

Computer service fees, advertising and marketing expense and professional fees all increased during 2003. On a combined basis these expenses totaled $1.150 million in 2003 as compared to $905 thousand in 2002, a $245 thousand or 27% increase. Professional fees increased by $134 thousand from 2002 to 2003, primarily due to fees paid to legal advisors and our primary external auditor for the listing of the Company's stock on the American Stock Exchange and the associated registration with the Securities and Exchange Commission.

Other expenses increased from $2.673 million in 2002 to $2.756 million in 2003, an $83 thousand or 3.1% increase. The expense related to the Bank's executive deferred compensation plan increased by $469 thousand, from a gain of $205 thousand in 2002 to an expense of $264 thousand in 2003. This increase was offset by a $141 thousand reduction in expenses associated with managing foreclosed property; a $114 thousand decrease on the loss associated with the disposal of assets; a $78 thousand reduction in expenses related to servicing the Bank's accounts receivable financing program; and a $73 thousand decrease in telephone expense. Other miscellaneous expenses increased (net) $20 thousand from 2002 to 2003.

Income Taxes. Income tax expense decreased from $3.358 million in 2002 to $3.277 million in 2003, an $81 thousand decrease. The decrease in the income tax expense is primarily due to an increase in tax-exempt income, for state and municipal investment securities and an increase in the income related to bank-owned life insurance.

b. Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

Please refer to the Consolidated Financial Statements presented in PART II, Item 8, of this document.

General. Net Income for 2002 was $8.562 million, compared to $8.046 million in 2001, a $516 thousand improvement. This represented earnings per share of $0.76 for 2002 and $0.71 for 2001. The improvement in net income was largely driven by improvements in Net Interest Income of $2.622 million and Non Interest Income of $430 thousand offset by increases in the provision for loan losses, non-interest expenses and the income tax provision. Return on average assets declined from 1.36% in 2001 to 1.25% in 2002. This occurred because net interest margin declined during 2002. Historically low and declining interest rates prompted significant loan refinancing activity, reducing interest rate spreads on new loans and investments. Return on average stockholders' equity also declined from 14.91% in 2001 to 14.36% in 2002. This primarily occurred because average stockholders' equity increased by $5.6 million or 10.5% during 2002 while net income only increased by $516 thousand or 6.4%.

Net Interest Income. Net interest income increased from $21.8 million in 2001 to $24.5 million in 2002. This increase was primarily driven by asset growth, not by significant improvements in net interest spread. Average earning assets increased by 15.5% or $86.8 million from $559.1 million during 2001 to $646.0 million during 2002.

The yield on the loan portfolio declined significantly during 2002. Specifically, the yield on the loan portfolio was 9.10% in 2001, as compared to 7.88% in 2002. This occurred for two primary reasons. First, as mortgage, consumer and commercial loan rates decreased throughout the period, many borrowers refinanced or repaid their existing loans and secured new loans at much lower interest rates. Second, the yield on the Bank's variable rate loans, which are primarily tied to the Prime rate, declined steadily throughout 2001 and 2002.

Similar to the loan portfolio, the investment portfolio also experienced lower yields in 2002 than in 2001. Specifically the investment portfolio yield decreased from 5.52% in 2001 to 4.95% in 2002. Increased levels of mortgage financing activity accelerated prepayments on our mortgage backed securities requiring that we reinvest the maturing principal dollars at lower market yields. Additionally, the increased prepayment levels also required us to increase amortization expense on investment securities being held with "premiums," i.e., securities with amortized cost exceeding par value.

A decrease in the yield on the federal funds sold and interest-bearing liabilities at other banks is primarily attributed to a lower average Federal Funds earnings rate during 2002.

The cost of total interest-bearing liabilities declined from 4.22% in 2001 to 3.03% in 2002, due to a declining national interest rate environment throughout 2001 and 2002. We, along with other banks and competitors, dropped deposit rates significantly throughout 2001 and 2002 to offset a general decline in asset yields.

Rate and Volume Analysis. In 2002 net interest income increased $2.622 million, a 12% increase over 2001. Approximately 97% of this increase is attributable to the increased volume of earning assets. Specifically, the increase in total earning asset volumes contributed $4.798 million of additional interest income, while the increase in interest bearing liabilities due to changes in volume only increased interest expense by $2.241 million. By comparison, the reduction in net interest income due to changes in interest rates totaled $65 thousand. Interest income on earning assets declined by $5.455 million due to changes in interest rates, while interest expense on interest bearing liabilities declined by $5.520 million due to changes in interest rates.

Although interest rates declined during 2002 (see interest rate table below), the Bank's management was able to slightly improve net interest rate spread by reducing funding costs throughout the year. However, without the volume increases in investment securities, loans and other earning assets, net interest income would likely have remained relatively unchanged.

Interest Rate Table:

Interest Rates (1)	2002 December	2002 September	2002 June	2002 March	2001 December	Change Dec. 2001 to Dec. 2002
Target Federal Funds Rate	1.25%	1.75%	1.75%	1.75%	1.75%	-0.50%
NYC Prime	4.25%	4.75%	4.75%	4.75%	4.75%	-0.50%
90 Day Treasury Bill	1.18%	1.44%	1.66%	1.75%	1.67%	-0.49%
6 Month Treasury Bill	1.21%	1.43%	1.68%	2.02%	1.77%	-0.56%
1 Year Treasury Note	1.20%	1.47%	1.92%	2.57%	2.07%	-0.87%
2 Year Treasury Note	1.59%	1.73%	2.75%	3.58%	2.66%	-1.07%
3 Year Treasury Note	1.94%	2.13%	3.30%	4.18%	3.74%	-1.80%
4 Year Treasury Note	2.37%	2.46%	3.70%	4.56%	4.26%	-1.89%
5 Year Treasury Note	2.71%	2.72%	3.99%	4.81%	4.52%	-1.81%
7 Year Treasury Note	3.21%	3.28%	4.41%	5.12%	4.99%	-1.78%
10 Year Treasury Note	3.79%	3.68%	4.73%	5.28%	5.20%	-1.41%
15 Year Treasury Note	4.48%	4.47%	5.34%	5.81%	5.78%	-1.30%
30 Year Treasury Note	4.76%	4.78%	5.13%	5.42%	5.52%	-0.76%
Federal Housing Finance Board National Avg. Mortgage Contract Rate	6.03%	6.32%	6.62%	6.77%	6.56%	-0.53%

(1) The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Provision for Loan Losses. During 2002 the provision for loan losses increased to $1.92 million, as compared to $1.54 million in 2001. The provision for loan losses as a percentage of average loans outstanding was 0.48% in 2001, as compared to 0.57% in 2002. Although net loan charge-offs and non-performing loans remained relatively unchanged from 2001 to 2002, we determined it was advisable to increase the provision for loan losses because the total loans outstanding increased by $28.8 million or 8.72% period over period and the level of inherent risk of loss in our loan portfolio increased. Specifically, management increased the allowance for loan losses during 2002 because:

(i) The number of loans outside of our primary market area has increased. During 2002 loans outstanding originated by our Binghamton loan production office increased by $19.5 million.
(ii) The number of approved large loans (over $1.0 million) increased from $71.2 million outstanding at December 31, 2001 to $87.1 million outstanding at December 31, 2002.
(iii) And, commercial and commercial real estate loans outstanding, which are typically larger and have more risk than consumer and residential real estate loans, have increased in each of the last 5 years. Commercial and commercial real estate loans combined increased from $212.8 million at December 31, 2001 to $230.4 million at December 31, 2002.

Non-Interest Income. Non-interest income is comprised of trust fees, service charges on deposit accounts, commission income, investment security gains/(losses), other service fees and other income. Non-interest income increased from $4.834 million in 2001 to $5.264 million in 2002, a $430 thousand or 8.9% increase. The most significant reason non-interest income increased period over period was due to the increase in the realized gains on the sale of available for sale investment securities.

Although the total market value of assets managed by our trust department declined by 11.5% from $292.2 million at December 31, 2001 to $258.7 million at December 31, 2002, total trust fees remained relatively unchanged from 2001 to 2002. Specifically, trust fees totaled $1.416 million in 2002, as compared to $1.422 million in 2001. Lower levels of recurring service fees in 2002, which are based both on the market value of the account and income generated by the account, were offset by an increase in estate settlement fees and trust termination fees. Estate settlement and trust termination fees totaled $241 thousand in 2002, as compared to $170 thousand in 2001, a $71 thousand increase.

Service charges on deposit accounts remained relatively unchanged from 2001 to 2002. In 2002, service charges on deposit accounts were $1.583 million, as compared to $1.603 million in 2001. A reduction in service charges for checking and NOW accounts from 2001 to 2002 was offset by an increase in penalty charges and ATM fees.

Commissions Income increased from $336 thousand in 2001 to $428 thousand in 2002, a $92 thousand or 27% increase. The increase is due to additional insurance policy sales through the Bank's insurance agency subsidiary Mang–Wilber LLC.

During 2002 we sold available-for-sale investment securities netting pre-tax realized gains of $488 thousand. This represents a $209 thousand increase over 2001 when net pre-tax realized gains were $279 thousand. Net realized gains on the matured, called and sold securities totaling $738 thousand, were partially offset by a $250 thousand write-down of an equity investment held by the Company. Specifically, during 2002 we sold $21.2 million of available-for-sale securities, primarily corporate bonds and Treasury bonds. The corporate bonds were sold in anticipation of credit rating downgrades and Treasury securities were sold to improve the current investment portfolio yield. In addition, during 2002 we had $57.3 million of available for sale and held to maturity securities mature or be called primarily the result of a declining interest rate environment.

Bank-owned life insurance income increased $218 thousand from $345 thousand in 2001 to $563 thousand in 2002 due to an improvement in insurance policy crediting rates in the third quarter of 2001 (on existing policies) and new income on policies purchased during 2002.

Other service fees were $404 thousand in 2002, as compared to $341 thousand in 2001, a $63 thousand or 18.5% increase. During 2002 merchant credit card processing income increased $47 thousand, from $126 thousand in 2001 to $173 thousand in 2002 due to the increased sales of one significant customer.

Other income was $382 thousand in 2002. This compares to $508 thousand in 2001, a $126 thousand or 33% decrease. Due to poor market performance, during 2002 the income related to the Bank's securities held by the executive deferred compensation plan decreased by $115 thousand, from a loss of $90 thousand in 2001 to a loss of $205 thousand in 2002. In addition, rental income on the Bank's other real estate owned (foreclosed property) decreased by $108 thousand in 2002 due to lower occupancy levels at one multi-unit rental property sold in November 2002. Rental income was $177 thousand in 2001 as compared to $69 thousand in 2002. In addition, investment services income was $146 thousand in 2001, as compared to $107 thousand in 2002, a $39 thousand decrease. And finally, commissions from the Bank's official check vendor decreased $31 thousand in 2002 as compared to 2001. These reductions were offset by increases in lease income totaling $96 thousand; increased revenue from our title agency investment, New York Bankers' Title Agency East, LLC totaling $20 thousand; increased dividends from the New York Bankers Insurance Trust totaling $23 thousand; an insurance claim reimbursement totaling $25 thousand; and other miscellaneous items totaling $3 thousand.

Non-Interest Expense. Total non-interest expenses increased from $13.945 million in 2001 to $15.890 million in 2002, a $1.945 million or 13.9% increase. The substantial growth in non-interest expenses is primarily due to significant increases in salary and benefits expense related to expansionary activities and increases in benefit costs.

Salaries and benefits expense increased from $8.191 million in 2001 to $10.345 million in 2002, a $2.154 million or 26.3% increase. Our expansionary activities resulted in substantial staff increases between the second quarter of 2001 and the first quarter of 2002. Specifically, we established a loan production office in Binghamton, NY during May 2001, opened the Norwich (NY) Town branch in November 2001, and acquired the Norwich (NY) City branch in February 2002. In addition, the expense related to the "phantom stock" component of the executive's deferred compensation plan increased by $285 thousand from $746 thousand in 2001 to $1.031 million in 2002 as a result of a $2.38 per share or 29.2% increase in the trading price of the Company's common stock. Under this plan, executives may defer portions of their compensation, and, if elected by the executives, deferred amounts can be indexed to the financial performance of the Company's common stock. Since no actual shares of stock are purchased by the plan and the common stock of the Company is used solely as an index to periodically determine the value of the deferred amounts for each executive in the plan, it is referred to as "phantom stock." Increases and decreases in the related deferred amounts were determined based upon changes in the trading price of the Company's stock. The remainder of the salary expense was due to additional staff, pay increases and incentive compensation.

Benefit costs also increased substantially. In December 2002 we accrued $541 thousand of other benefit expense related to the approval of "SERPs" for two senior executives. In addition our defined benefit pension plan expense increased by $313 thousand in 2002, from a benefit of $86 thousand in 2001 to an expense of $226 thousand in 2002 because of a decrease in the investment returns on plan assets and changes in discount rate assumptions used for calculating future benefit payments. And finally, health insurance costs on our partially self-insured medical plan increased by $116 thousand from $532 thousand in 2001 to $648 thousand in 2002.

Net occupancy expense and furniture and fixture expense did not vary significantly from 2001 to 2002. Total expenses in these expense categories were $1.968 million in 2002, as compared to $1.760 million in 2001, a $208 thousand or 11.8%

increase. The increase in these costs was primarily associated with our expansion activities in Binghamton and Norwich, New York.

Computer service fees, advertising and marketing expense and professional fees totaled $1.044 million in 2001, as compared to $904 thousand in 2002, a $140 thousand decrease. Decreases in professional fees and advertising and marketing totaling $175 thousand, were partially offset by a $35 thousand increase in computer service fees. Professional fees decreased by $88 thousand in 2002, as compared to 2001 due to the non-recurrence of certain consulting fees recorded in 2001.

Other expenses decreased from $2.950 million in 2001 to $2.673 million in 2002, a $277 thousand or 9.4% decrease. In 2001 the bank recorded a loss associated with a check kiting fraud totaling $462 thousand. A similar loss was notincurred in 2002. Other miscellaneous expenses increased (net) $185 thousand from 2001 to 2002.

Income Taxes. The provisions for federal and state income taxes totaled $3.358 million and $3.147 million for 2002 and 2001, respectively. The tax provision increased due to an increase in pre-tax income, while the effective income tax rates for 2002 and 2001 remained level at 27.8%. The use of tax exempt instruments and tax advantaged entities is the primary reason we maintain an effective tax rate below the statutory Federal and New York State tax rates.

D. Liquidity

Liquidity describes our ability to meet financial obligations in the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund our current and planned expenditures. We are committed to maintaining a strong liquidity position. Accordingly, we monitor our liquidity position on a daily basis through our daily funds management process. This includes:

(i) maintaining the appropriate levels of currency throughout our branch system to meet the daily cash needs of our customers,
(ii) balancing our mandated deposit or "reserve" requirements at the Federal Reserve Bank of New York,
(iii) maintaining adequate cash balances at the FHLBNY and other correspondent banks, and
(iv) assuring adequate levels of Federal Funds sold, liquid assets, and borrowing resources are available to meet obligations including reasonably anticipated daily fluctuations.

In addition to the daily funds management process, we also monitor certain liquidity ratios and complete a liquidity assessment every 90 days to estimate current and future sources and uses of liquidity. The 90-day sources and uses assessment is reviewed by our Asset and Liability Committee. The committee, based on this assessment and other data, determines our future funding or investment needs and strategies. The following list represents the sources of funds available to meet our liquidity requirements. Our primary sources of funds are denoted by an asterisk (*).

Source of Funding

- Currency*
- Federal Reserve and Correspondent Bank Balances*
- Federal Funds Sold*
- Loan and Investment Principal and Interest Payments*
- Investment Security Maturities and Calls*
- Demand Deposits & NOW Accounts*
- Savings & Money Market Deposits*
- Certificates of Deposit and Other Time Deposits*
- Repurchase Agreements*
- FHLBNY Advances / Lines of Credit*
- Sale of Available for Sale Investment Securities
- Brokered Deposits
- Correspondent Lines of Credit
- Fed. Reserve Discount Window Borrowings
- Sale of Loans
- Proceeds from Issuance of Equity Securities
- Branch Acquisition

At December 31, 2003 and December 31, 2002, we maintained adequate levels of liquidity. The following table summarizes several of our key liquidity measures for the periods stated:

Table of Liquidity Measures:

Liquidity Measure	December 31,	
Dollars in Thousands	**2003**	**2002**
Cash and Cash Equivalents	$19,890	$47,064
Available for Sale Investment Securities at Estimated Fair Value less Securities pledged for State and Municipal Deposits	$106,933	$88,377
Total Loan to Total Asset Ratio	49.5%	50.5%
FHLBNY Remaining Borrowing Capacity	$18,314	$11,409
Correspondent Bank Lines of Credit	$10,000	$10,000

In addition to the above liquidity measures, at December 31, 2003 and December 31, 2002, we had $14.4 million, and $13.8 million respectively, of cash surrender value of bank-owned life insurance. These policies could be terminated and surrendered for cash upon our demand.

In the opinion of management, the Bank's liquidity position was strong in both periods. A steady improvement in the Bank's liquidity position can be primarily attributed to increases in deposits including the acquisition of the City of Norwich branch in February 2002. As mentioned above, total deposits increased steadily between periods. Specifically, total deposits increased by $31.5 million or 5.7% between December 31, 2002 and December 31, 2003, while total loans outstanding increased by only $2.6 million for the same period. Available for sale investment securities at estimated fair value less securities pledged for state and municipal deposits increased by $18.6 million between December 31, 2002 and December 31, 2003. This increase was driven by the increase in consumer deposits and subsequent purchase of available for sale investment securities. The substantial majority of these unencumbered available for sale securities are highly liquid and could be sold immediately to meet our anticipated or unanticipated loan and other funding requirements.

Our commitments to extend credit and standby letters of credit increased by $12.1 million or 28% from $47.0 million at December 31, 2002 to $59.1 million at December 31, 2003. Although the amount of these commitments increased by $12.1 million, in management's opinion it will not have a significant impact on our liquidity position. Our experience indicates that draws on the commitments to extend credit and standby letters of credit do not fluctuate significantly.

Deposit flows and loan and investment prepayment activity are affected by the level of interest rates, the interest rates and products offered by competitors, and other factors. Based on our deposit retention experience, anticipated levels of regional economic activity, particularly moderate levels of loan demand within our primary market area, and current pricing strategies, we anticipate that we will have sufficient levels of liquidity to meet our current funding commitments. Also, expected principal payments, principal prepayments, and interest payments from the Bank's loan and investment portfolios increased between periods due to a lower interest rate environment and higher levels of mortgage refinancing activity. During 2002 the proceeds from the maturity of investment securities, both held to maturity and available for sale, was $57.3 million. By comparison, during 2003 the proceeds from the maturity of investment securities in both categories were $145.7 million.

E. Capital Resources and Dividends

The maintenance of appropriate capital levels is a management priority. Overall capital adequacy is monitored on an ongoing basis by our management and reviewed regularly by the Board of Directors. Our principal capital planning goal is to provide an adequate return to shareholders while retaining a sufficient capital base to provide for future expansion and comply with all regulatory standards.

At December 31, 2003 stockholders' equity was $64.3 million, a $1.142 million or 1.8% increase over December 31, 2002 shareholders' equity of $63.2 million. The increase was due to an increase in retained earnings of $4.604 million offset by a $2.970 million reduction in other comprehensive income and a $492 thousand increase in Treasury stock.

From time to time the Company has repurchased outstanding common stock from its shareholders. These shares were recorded as Treasury Stock on the Company's Balance Sheet and are provided in the Consolidated Financial Statements in PART II, Item 8, of this statement. The Company's management has been provided authority to re-purchase common shares into Treasury within limits prescribed by the Board of Directors. These limits have been set by the Board of Directors based upon the Company's capital ratio. Given the Company's financial condition, the Board of Directors has attempted to maintain a total capital to total assets ratio of 8.0% to 9.0%. At December 31, 2003 management did not have any authority to re-purchase its common shares into Treasury. Any future stock repurchase activities will be approved by the Board of Directors and will be designed to comply with applicable Securities and Exchange Commission and American Stock Exchange rules.

The Company and the Bank are both subject to regulatory capital guidelines. Under these guidelines, as established by federal bank regulators, to be adequately capitalized, the Company and the Bank must both maintain the minimum ratio of "Tier 1" capital to risk-weighted assets at 4.0% and the minimum ratio of total capital to risk-weighted assets of 8.0%. Tier 1 capital is comprised of shareholders' equity, less intangible assets and accumulated other comprehensive income. Total capital, for this risk-based capital standard, includes Tier 1 capital plus the Company's allowance for loan losses. Similarly, for the Bank to be considered "well capitalized," it must maintain a Tier 1 capital to risk-weighted assets of 6.0% and a total capital to risk-weighted assets ratio of 10.00%. The Company and the Bank exceeded all capital adequacy and well capitalized guidelines at December 31, 2003 and December 31, 2002. Additional details are set forth in Note 13 of the Company's consolidated financial statements located in PART II, Item 8, of this document.

The principal source of funds for the payment of shareholder dividends by the Company has been dividends declared and paid to the Company by its subsidiary bank. There are various legal and regulatory limitations applicable to the payment of dividends to the Company by its subsidiaries as well as the payment of dividends by the Company to its shareholders. As of December 31, 2003, under this statutory limitation, the maximum amount that could have been paid by the Bank subsidiary to the Company, without special regulatory approval, was approximately $10.2 million. The ability of the Company and the Bank to pay dividends in the future is and will continue to be influenced by regulatory policies, capital guidelines and applicable laws.

See Item 5 of this statement, "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters," for a recent history of the Company's cash dividend payments.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our business activities generate market risk. Market risk is the possibility that changes in future market conditions, including rates and prices, will reduce earnings and make the Company less valuable. We are primarily exposed to market risk through changes in interest rates. This risk is called Interest Rate Risk and is an inherent component of risk for all banks. The risk occurs because we pay interest on deposits and borrowed funds at varying rates and terms, while receiving interest income on loans and investments with different rates and terms. As a result, our earnings and the market value of assets and liabilities are subject to potentially significant fluctuations as interest rates rise and fall. Our objective is to minimize the fluctuation in Net Interest Margin and Net Interest Income caused by anticipated and unanticipated changes in interest rates.

Ultimately, the Company's Board of Directors is responsible for monitoring and managing market and interest rate risk. The Board accomplishes this objective by annually reviewing and approving an Asset and Liability Management Policy, which establishes broad risk limits and delegates responsibility to carry out asset and liability oversight and control to the Directors' Loan and Investment Committee and management's Asset and Liability Committee ("ALCO").

We manage a few different forms of Interest Rate Risk. The first is mismatch risk, which involves the mismatch of maturities of fixed rate assets and liabilities. The second is basis risk. Basis risk is the risk associated with non-correlated changes in different interest rates. For example, we price many of our adjustable rate commercial loans (an asset) using the Prime Rate as a basis, while some of our deposit accounts (a liability) are tied to Treasury security yields. In a given timeframe, the Prime rate might decrease 2% while a particular Treasury security might only decrease 1%. If this were to occur, our yield on Prime based commercial loans would decrease by 2%, while the cost of deposits might only decrease by 1% negatively affecting Net Interest Income and Net Interest Margin. The third risk is option risk. Option risk generally appears in the form of prepayment volatility on residential mortgages, commercial and commercial real estate loans, consumer loans, mortgage backed securities, and callable agency or municipal investment securities. The Bank's customers generally have alternative financing sources (or options) to refinance their existing debt obligations with other financial institutions. When interest rates decrease, many of these customers exercise this option and refinance at other institutions and prepay their loans with us, forcing us to reinvest the prepaid funds in lower yielding investments and loans. The same type of refinancing activity also accelerates principal payments on mortgage-backed securities held by the Bank. Municipal investment securities and agency securities are issued with specified call dates and call prices and are typically exercised by the issuer when interest rates on comparable maturity securities are lower than the current coupon rate on the security.

Measuring and managing interest rate risk is a dynamic process that the Bank's management must continually perform to meet the objective of maintaining stable Net Interest Income and Net Interest Margin. This means that prior to setting the term or interest rate on loans or deposits, or before purchasing investment securities or borrowing funds, management must understand the impact that alternative interest rates will have on the Bank's interest rate risk profile. This is accomplished through simulation modeling. Simulation modeling is the process of "shocking" the current Balance Sheet under a variety of interest rate scenarios and then measuring the impact of interest rate changes on both projected earnings and the market value of the Bank's equity. The estimates underlying the sensitivity analysis are based on numerous assumptions including, but not limited to: the nature and timing of interest rate changes, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment/replacement rates on asset and liability cash flows. While assumptions are developed based on available information and current economic and local market conditions, management cannot make any assurances as to the ultimate accuracy of these assumptions including competitive influences and customer behavior. Accordingly, actual results will differ from those predicted by simulation modeling.

The following table shows the projected changes in Net Interest Income from a parallel shift in all market interest rates. The shift in interest rates is assumed to occur in monthly increments of 0.50% per month until the full shift is complete. In other words, the model assumes it will take 6 months for a 3.00% shift to take place. This is also known as a "ramped" interest rate shock. The projected changes in Net Interest Income are totals for the 12-month period beginning January 1, 2004 and ending December 31, 2004 under ramped shock scenarios.

Interest Rate Sensitivity Table:

Interest Rates		*Dollars in Thousands*			
Interest Rate Shock (1)	**Prime Rate**	**Projected Annualized Net Interest Income**	**Projected Dollar Change in Net Interest Income**	**Projected Percentage Change in Net Interest Income**	**Projected Change in Net Interest Income as a Percent of Total Stockholders' Equity**
-2.00%	2.00%	$24,093	($1,259)	-4.97%	-1.96%
-1.00%	3.00%	$24,937	($415)	-1.64%	-0.65%
No change	4.00%	$25,352	-	-	-
1.00%	5.00%	$24,516	($837)	-3.30%	-1.30%
2.00%	6.00%	$24,935	($417)	-1.65%	-0.65%
3.00%	7.00%	$25,766	$414	1.63%	0.64%

(1) Under a ramped interest rate shock, interest rates are modeled to change at a rate of 0.50% per month.

Many assumptions are embedded within our interest rate risk model. These assumptions are approved by the Bank's Asset and Liability Committee and are based upon both management's experience and projections provided by investment securities companies. Assuming our prepayment and other assumptions are accurate and assuming we take reasonable actions to preserve Net Interest Income, we project that Net Interest Income would decline by $417 thousand or 0.65% of total stockholders' equity in a +2.00% ramped interest rate shock and $1.259 million or 1.96% of total stockholders' equity in a –2.00% ramped interest rate shock. This is within our Asset and Liability Policy guideline, which limits the maximum projected decrease in net interest income in a +2.00% or –2.00% ramped interest rate shock to –5.0% of the Company's total equity capital.

Our strategy for managing interest rate risk is impacted by general market conditions and customer demand. But, generally, we try to limit the volume and term of fixed-rate assets and fixed-rate liabilities, so that we can adjust the mix and pricing of assets and liabilities to mitigate Net Interest Income volatility. We also purchase investments for the securities portfolio and structure borrowings from the FHLBNY to counter-balance interest rate risk taken in the loan portfolio. We also offer adjustable rate loan and deposit products that change as interest rates change. Approximately 22% of our Total Assets are invested in adjustable rate loans and investments.

Independent Auditors' Report

The Board of Directors of The Wilber Corporation:

We have audited the accompanying consolidated statements of condition of The Wilber Corporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Wilber Corporation and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
March 11, 2004

The Wilber Corporation
Consolidated Statements of Condition

dollars in thousands except share and per share data	December 31, 2003	December 31, 2002
Assets		
Cash and Due from Banks	**$ 11,892**	$ 13,071
Time Deposits with Other Banks	**7,998**	15,993
Federal Funds Sold	**-**	18,000
Total Cash and Cash Equivalents	**19,890**	47,064
Securities Available-for-Sale, at Fair Value (Note 2)	**275,051**	234,542
Securities Held-to-Maturity, Fair Value of $44,416 at December 31, 2003, $43,952 at December 31, 2002 (Note 2)	**44,140**	42,837
Loans (Note 3)	**360,906**	358,295
Allowance for Loan Losses (Note 4)	**(5,757)**	(5,392)
Loans, Net	**355,149**	352,903
Premises and Equipment, Net (Note 5)	**5,721**	5,954
Bank Owned Life Insurance	**14,405**	13,766
Goodwill (Note 6)	**2,682**	2,682
Intangible Assets, Net (Note 6)	**461**	576
Other Assets	**11,524**	8,660
Total Assets	**$ 729,023**	$ 708,984
Liabilities and Stockholders' Equity		
Deposits:		
Demand	**$ 61,267**	$ 53,527
Savings, NOW and Money Market Deposit Accounts	**251,180**	230,217
Certificates of Deposit (Over $100M)	**82,847**	82,192
Certificates of Deposit (Under $100M)	**158,783**	156,338
Other Time Deposits	**26,556**	26,807
Total Deposits	**580,633**	549,081
Borrowings (Note 8)	**75,867**	86,606
Other Liabilities	**8,219**	10,135
Total Liabilities	**664,719**	645,822
Stockholders' Equity:		
Common Stock, $.01 Par Value, 13,961,664 Shares Issued at December 31, 2003, and No Par Value, 3,490,416 Shares Issued at December 31, 2002	**140**	2,182
Additional Paid in Capital	**4,224**	2,182
Retained Earnings	**79,043**	74,439
Accumulated Other Comprehensive Income	**1,272**	4,242
Treasury Stock at Cost, 2,752,272 Shares at December 31, 2003 and 676,151 Shares at December 31, 2002	**(20,375)**	(19,883)
Total Stockholders' Equity	**64,304**	63,162
Total Liabilities and Stockholders' Equity	**$ 729,023**	$ 708,984

See accompanying notes to consolidated financial statements.

The Wilber Corporation
Consolidated Statements of Income

dollars in thousands except share and per share data	Year Ended December 31, 2003	2002	2001
Interest and Dividend Income			
Interest and Fees on Loans	**$ 24,477**	$ 26,503	$ 29,025
Interest and Dividends on Securities:			
U.S. Government and Agency Obligations	**9,751**	9,839	7,866
State and Municipal Obligations	**2,198**	1,992	2,180
Other	**1,093**	1,807	1,369
Interest on Federal Funds Sold and Time Deposits	**1,101**	1,495	1,853
Total Interest and Dividend Income	**38,620**	41,636	42,293
Interest Expense			
Interest on Deposits:			
Savings, NOW and Money Market Deposit Accounts	**2,442**	3,316	3,804
Certificates of Deposit (Over $100M)	**2,414**	2,891	3,799
Other Time	**5,844**	6,828	9,007
Interest on Short-Term Borrowings	**116**	189	406
Interest on Long-Term Borrowings	**3,337**	3,946	3,433
Total Interest Expense	**14,153**	17,170	20,449
Net Interest Income	**24,467**	24,466	21,844
Provisions for Loan Losses (Note 4)	**1,565**	1,920	1,540
Net Interest Income After Provision for Loan Losses	**22,902**	22,546	20,304
Other Income			
Trust Fees	**1,383**	1,416	1,422
Service Charges on Deposit Accounts	**1,457**	1,583	1,603
Commissions Income	**434**	428	336
Investment Security Gains, Net	**808**	488	279
Increase in Cash Surrender Value of Bank Owned Life Insurance	**639**	552	303
Other Service Fees	**325**	404	341
Other Income	**625**	393	550
Total Other Income	**5,671**	5,264	4,834
Other Expense			
Salaries and Employee Benefits	**10,514**	10,345	8,191
Net Occupancy Expense of Bank Premises	**1,360**	1,158	914
Furniture and Equipment Expense	**803**	810	846
Computer Service Fees	**305**	277	242
Advertising and Marketing	**436**	352	439
Professional Fees	**409**	275	363
Other	**2,756**	2,673	2,950
Total Other Expense	**16,583**	15,890	13,945
Income Before Taxes	**11,990**	11,920	11,193
Income Taxes	**(3,277)**	(3,358)	(3,147)
Net Income	**$ 8,713**	$ 8,562	$ 8,046
Weighted Average Shares Outstanding (1)	**11,214,288**	11,285,340	11,374,128
Basic Earnings Per Share (1)	**$ 0.78**	$ 0.76	$ 0.71

See accompanying notes to consolidated financial statements.

(1) All Share and per share information has been restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003.

The Wilber Corporation
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

dollars in thousands except share and per share data	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance December 31, 2000	$ 2,182	$ 2,182	$ 66,083	$ (330)	$ (18,591)	$ 51,526
Comprehensive Income:						
Net Income	-	-	8,046	-	-	8,046
Change in Net Unrealized Gain (Loss) on Securities, Net of Taxes	-	-	-	850	-	850
Total Comprehensive Income						8,896
Cash Dividends ($.35 per share)	-	-	(3,980)	-	-	(3,980)
Purchase of Treasury Stock (19,169 shares)	-	-	-	-	(618)	(618)
Sale of Treasury Stock (100 shares)	-	-	-	-	3	3
Balance December 31, 2001	$ 2,182	$ 2,182	$ 70,149	$ 520	$ (19,206)	$ 55,827
Comprehensive Income:						
Net Income	-	-	8,562	-	-	8,562
Change in Net Unrealized Gain (Loss) on Securities, Net of Taxes	-	-	-	3,722	-	3,722
Total Comprehensive Income						12,284
Cash Dividends ($.38 per share)	-	-	(4,272)	-	-	(4,272)
Purchase of Treasury Stock (20,316 shares)	-	-	-	-	(677)	(677)
Balance December 31, 2002	$ 2,182	$ 2,182	$ 74,439	$ 4,242	$ (19,883)	$ 63,162
Comprehensive Income:						
Net Income	-	-	**8,713**	-	-	**8,713**
Change in Net Unrealized Gain (Loss) on Securities, Net of Taxes	-	-	-	**(2,970)**	-	**(2,970)**
Total Comprehensive Income						**5,743**
Cash Dividends ($.37 per share)	-	-	**(4,109)**	-	-	**(4,109)**
Purchase of Treasury Stock (11,917 shares)	-	-	-	-	**(492)**	**(492)**
Change in Par Value and Stock Split	**(2,042)**	**2,042**	-	-	-	-
Balance December 31, 2003	**$ 140**	**$ 4,224**	**$ 79,043**	**$ 1,272**	**$ (20,375)**	**$ 64,304**

See accompanying notes to consolidated financial statements.

(1) Per share information has been restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003.

The Wilber Corporation

Consolidated Statements of Cash Flows

dollars in thousands	Year Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Net Income	$ 8,713	$ 8,562	$ 8,046
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Provision for Loan Losses	1,565	1,920	1,540
Depreciation and Amortization	896	931	950
Net Amortization of Premiums and Accretion of Discounts on Investments	1,682	1,042	703
Investment Security Gains	(808)	(488)	(279)
Deferred Income Taxes	336	(373)	29
Other Real Estate Losses	66	188	122
Increase in Cash Surrender Value of Bank Owned Life Insurance	(639)	(552)	(303)
Increase in Other Assets	(2,837)	(586)	(694)
(Decrease) Increase in Other Liabilities	(141)	1,455	2,015
Net Cash Provided by Operating Activities	8,833	12,099	12,129
Cash Flows from Investing Activities:			
Net Cash Provided by Branch Acquisition	-	29,168	-
Proceeds from Maturities of Held-to-Maturity Investment Securities	32,230	13,757	39,513
Purchases of Held-to-Maturity Investment Securities	(33,745)	(10,635)	(10,654)
Proceeds from Maturities of Available-for-Sale Investment Securities	112,562	42,721	16,265
Proceeds from Sales of Available-for-Sale Investment Securities	11,239	21,181	7,484
Purchases of Available-for-Sale Investment Securities	(169,874)	(104,107)	(100,128)
Purchase of Bank Owned Life Insurance	-	(3,050)	(5,000)
Net Increase in Loans	(3,921)	(26,797)	(6,231)
Purchase of Premises and Equipment, Net of Disposals	(548)	(853)	(1,661)
Proceeds from Sale of Other Real Estate	47	966	442
Net Cash Used in Investing Activities	(52,010)	(37,649)	(59,970)
Cash Flows from Financing Activities:			
Net Increase in Demand Deposits, Savings, NOW, Money Market and Other Time Deposits	28,452	41,364	38,985
Net Increase (Decrease) in Certificates of Deposit	3,100	(17,951)	12,619
Net Increase (Decrease) in Short-Term Borrowings	6,758	2,730	(3,235)
Increase in Long-Term Borrowings	-	21,000	14,200
Repayment of Long-Term Borrowings	(17,497)	(10,167)	(2,187)
(Decrease) Increase in Dividends Payable	(209)	209	-
Purchase of Treasury Stock	(492)	(677)	(618)
Sale of Treasury Stock	-	-	3
Cash Dividends Declared	(4,109)	(4,272)	(3,980)
Net Cash Provided by Financing Activities	16,003	32,236	55,787
Net (Decrease) Increase in Cash and Cash Equivalents	(27,174)	6,686	7,946
Cash and Cash Equivalents at Beginning of Year	47,064	40,378	32,432
Cash and Cash Equivalents at End of Period	$ 19,890	$ 47,064	$ 40,378

See accompanying notes to consolidated financial statements.

The Wilber Corporation

Consolidated Statements of Cash Flows, continued

dollars in thousands	Year Ended December 31, 2003	2002	2001
Supplemental Disclosures of Cash Flow Information:			
Cash Paid during Period for:			
Interest	**$ 14,334**	$ 17,374	$ 20,422
Income Taxes	**$ 3,683**	$ 2,321	$ 658
Non Cash Investing Activities:			
Change in Unrealized Gain on Securities	**$ (4,902)**	$ 6,121	$ 1,416
Transfer of Loans to Other Real Estate	**$ 110**	$ 202	$ 378
Transfer of Securities to Available-for-Sale from Held-to-Maturity upon Adoption of Statement of Financial Accounting Standard ("SFAS") No. 133 (Fair Value of $28,507)	**$ -**	$ -	$ 28,589
Fair Value of Assets Acquired	**$ -**	$ 3,325	$ -
Fair Value of Liabilities Assumed	**$ -**	$ 34,656	$ -

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

The Wilber Corporation (the Parent Company) operates 18 branches serving Otsego, Delaware, Schoharie, Ulster and Chenango Counties through its wholly owned subsidiary Wilber National Bank (the Bank). The Company's primary source of revenue is interest earned on commercial, mortgage and consumer loans to customers who are predominately individuals and small and middle-market businesses. Collectively, the Parent Company and the Bank are referred to herein as "the Company."

The Bank owns a majority interest in Mang-Wilber, LLC, an insurance agency offering a full line of life, health and property and casualty insurance. Accordingly, the assets and liabilities and revenues and expenses of Mang-Wilber, LLC are included in the Company's consolidated financial statements.

The consolidated financial statements of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The following is a summary of the more significant policies:

Principles of Consolidation — The consolidated financial statements include the accounts of the Parent Company and its wholly owned subsidiary after elimination of intercompany accounts and transactions. In the "Parent Company Only Financial Statements," the investment in subsidiary is carried under the equity method of accounting.

Management's Use of Estimates — The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Reclassifications — Whenever necessary, reclassifications are made to prior period amounts to conform to current year presentation.

Cash Equivalents — The Company considers amounts due from correspondent banks, cash items in process of collection, Federal Funds sold and time deposit balances with other banks to be cash equivalents for purposes of the consolidated statements of cash flows.

Securities — The Company classifies its investment securities at date of purchase as either held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the intent and ability to hold to maturity, and are reported at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and reported at fair value, with net unrealized gains and losses reflected in stockholders' equity as accumulated other comprehensive income (loss), net of the applicable income tax effect. Transfers of securities between categories are recorded at full value at the date of transfer.

Non-marketable equity securities, including Federal Reserve and Federal Home Loan Bank stock required for membership in those organizations, are carried at cost.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using a method that approximates the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in securities gains (losses). The cost of securities sold is based on the specific identification method.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Loans — Loans are reported at their outstanding principal balance. Interest income on loans is accrued based upon the principal amount outstanding.

Loans are placed on nonaccrual status when timely collection of principal and interest in accordance with contractual terms is doubtful. Loans are transferred to a nonaccrual basis generally when principal or interest payments become ninety days delinquent, unless the loan is well secured and in the process of collection, or sooner when management concludes circumstances indicate that borrowers may be unable to meet contractual principal or interest payments. When a loan is transferred to a nonaccrual status, all interest previously accrued in the current period but not collected is reversed against interest income in that period. Interest accrued in a prior period and not collected is charged-off against the allowance for loan losses.

If ultimate repayment of a nonaccrual loan is expected, any payments received are applied in accordance with contractual terms. If ultimate repayment of principal is not expected, any payment received on a nonaccrual loan is applied to principal until ultimate repayment becomes expected. Nonaccrual loans are returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms and, in the opinion of management, are fully collectible as to principal and interest. When in the opinion of management the collection of principal appears unlikely, the loan balance is charged-off in total or in part.

Commercial type loans are considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement, and all loan types are considered impaired if the loan is restructured in a troubled debt restructuring.

A loan is considered to be a troubled debt restructured loan (TDR) when the Company grants a concession to the borrower because of the borrower's financial condition that it would not otherwise consider. Such concessions include the reduction of interest rates, forgiveness of principal or interest or other modifications of interest rates that are less than the current market rate for new obligations with similar risk. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from the TDR status after a period of performance.

Allowance for Loan Losses — The allowance for loan losses is the amount, which in the opinion of management, is necessary to absorb probable losses inherent in the loan portfolio. The allowance is determined based upon numerous considerations, including local economic conditions, the growth and composition of the loan portfolio with respect to the mix between the various types of loans and their related risk characteristics, a review of the value of collateral supporting the loans, comprehensive reviews of the loan portfolio by the external Loan Review and management, as well as consideration of volume and trends of delinquencies, non-performing loans, and loan charge-offs. As a result of the test of adequacy, required additions to the allowance for loan losses are made periodically by charges to the provision for loan losses.

The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain loans where repayment of the loan is expected to be provided solely by the underlying collateral (collateral dependent loans). The Company's impaired loans are generally collateral dependent. The Company considers the estimated cost to sell, on a discounted basis, when determining the fair value of collateral in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, future additions to the allowance for loan losses may be necessary based on changes in economic conditions or changes in the values of properties securing loans in the process of foreclosure. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

Other Real Estate Owned — Other real estate owned consists of properties formerly pledged as collateral on loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. Upon transfer of a loan to foreclosure status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Expenses and subsequent adjustments to the fair value are treated as other operating expense. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by GAAP.

Bank Premises and Equipment — Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets, which range from 15 to 40 years for buildings and from 3 to 10 years for furniture and equipment. Maintenance and repairs are charged to expense as incurred.

Bank Owned Life Insurance ("BOLI") — The BOLI was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in an interest sensitive asset on the Company's consolidated statements of condition that provides monthly tax-free income to the Company. In addition to interest risk related to BOLI investments, there is also credit risk related to insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company's consolidated statements of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other operating income in the Company's consolidated statements of income.

Income Taxes — Income taxes are accounted for under the asset and liability method. The Company files a consolidated tax return on the accrual method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pension Costs — The Company maintains a noncontributory, defined benefit pension plan covering substantially all employees, as well as supplemental employee retirement plans covering certain executives. Costs associated with these plans, based on actuarial computations of current and future benefits for employees, are charged to current operating expenses.

Treasury Stock — Treasury stock acquisitions are recorded at cost. Subsequent sales of treasury stock are recorded on an average cost basis. Gains on the sale of treasury stock are credited to additional paid-in-capital. Losses on the sale of treasury stock are charged to additional paid-in-capital to the extent of previous gains, otherwise charged to retained earnings.

Earnings Per Share — Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS, which reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares. The Company does not have a complex capital structure and, accordingly, has presented only basic EPS.

Trust Department — Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company.

Financial Instruments with Off-Balance Sheet Risk — The Bank is a party to other financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Comprehensive Income — For the Company, comprehensive income represents net income plus other comprehensive income (loss), which consists of the net change in unrealized gains or losses on securities available for sale, net of income taxes, for the period and is presented in the consolidated statements of changes in stockholders' equity and comprehensive income. Accumulated other comprehensive income (loss) represents the net unrealized gains or losses on securities available-for-sale as of the balance sheet dates, net of income taxes.

Segment Reporting — The Company's operations are solely in the community banking industry and include the provision of traditional commercial banking services. The Company operates solely in the geographical region of Central New York State. The Company has identified separate operating segments; however, these segments did not meet the quantitative thresholds for separate disclosure.

Goodwill and Other Intangible Assets — The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified in the Statement. SFAS No. 142 requires that goodwill be evaluated for impairment annually. The Company adopted SFAS No. 142 on a prospective basis beginning January 1, 2002. Prior to the adoption of SFAS No. 142, the core deposit intangible and goodwill were being amortized on a straight-line basis over ten and fifteen years, respectively.

Prior to October 1, 2002, the unidentified intangible assets acquired in the acquisition of a bank or thrift (including acquisitions of branches), where the fair value of the liabilities assumed exceeds the fair value of the assets acquired, was amortized to expense under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions," was issued. This Statement amends SFAS No. 72, SFAS No. 144 and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FIN No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142. In addition, this Statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The provisions of this Statement were applied retroactively to January 1, 2002.

Furthermore, upon adoption of SFAS No. 147, approximately $1,877,000 in unidentified intangible assets was reclassified as goodwill retroactive to January 1, 2002.

Note 2. Investment Securities

The amortized cost and fair value of investment securities are as follows:

	December 31, 2003			
dollars in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Portfolio				
U.S. Treasury and Obligations of U.S. Government Corporations and Agencies	$ 5,978	$ 50	$ -	$ 6,028
Obligations of States and Political Subdivisions	56,684	1,736	404	58,016
Mortgage-Backed Securities	192,745	1,191	1,571	192,365
Corporate Bonds	13,038	911	-	13,949
Equity Securities	4,520	173	-	4,693
	$ 272,965	$ 4,061	$ 1,975	$ 275,051
Held-to-Maturity Portfolio				
Obligations of States and Political Subdivisions	$ 6,292	$ 238	$ 15	$ 6,515
Mortgage-Backed Securities	37,848	341	288	$ 37,901
	$ 44,140	$ 579	$ 303	$ 44,416

	December 31, 2002			
dollars in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Portfolio				
U.S. Treasury and Obligations of U.S. Government Corporations and Agencies	$ 18,265	$ 204	$ -	$ 18,469
Obligations of States and Political Subdivisions	38,172	1,457	-	39,629
Mortgage-Backed Securities	142,983	3,591	-	146,574
Corporate Bonds	23,171	1,645	-	24,816
Equity Securities	4,963	125	34	5,054
	$ 227,554	$ 7,022	$ 34	$ 234,542
Held-to-Maturity Portfolio				
Obligations of States and Political Subdivisions	$ 3,230	$ 1	$ -	$ 3,231
Mortgage-Backed Securities	39,607	1,114	-	40,721
	$ 42,837	$ 1,115	$ -	$ 43,952

The following table provides information on temporarily impaired securities at December 21, 2003:

	Less Than 12 Months		12 Months or Longer		Total	
dollars in thousands	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Obligations of States and Political Subdivisions	15,525	419	-	-	15,525	419
Mortgage-Backed Securities	153,303	1,859	-	-	153,303	1,859
	$ 168,828	$ 2,278	$ -	$ -	$ 168,828	$ 2,278

Note 2. Investment Securities, Continued

At December 31, 2003 and 2002, substantially all of the mortgage-backed securities held by the Company were issued or backed by Federal agencies.

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities have no stated maturity and are excluded from the following tables.

	December 31, 2003	
dollars in thousands	Amortized Cost	Fair Value
Available-for-Sale Securities		
Due in One Year or Less	8,566	8,695
Due After One Year Through Five Years	26,455	27,548
Due After Five Years Through Ten Years	77,983	78,883
Due After Ten Years	155,441	155,232
	$ 268,445	$ 270,358

	December 31, 2003	
dollars in thousands	Amortized Cost	Fair Value
Held-to-Maturity Securities		
Due in One Year or Less	590	724
Due After One Year Through Five Years	1,679	1,844
Due After Five Years Through Ten Years	1,325	1,264
Due After Ten Years	40,546	40,584
	$ 44,140	$ 44,416

The following table sets forth information with regard to securities gains and losses realized on sales or calls:

	Year Ended December 31,	
dollars in thousands	2003	2002
Gross Gains	$ 842	$ 760
Gross Losses	(34)	(272)
Net Securities Gains	$ 808	$ 488

Federal Home Loan Bank and Federal Reserve Bank stock of $3,188,000 at December 31, 2003, and $3,812,000 in 2002 is carried at cost, as fair values are not readily determinable. Both investments are required for membership. At December 31, 2003, investment securities carried at $160,614,000, with an estimated fair value of $162,168,000 were pledged as collateral for certain public deposits and other purposes as required or permitted by law.

Note 3. Loans

dollars in thousands	December 31, 2003	2002
Agricultural	**$ 2,467**	$ 2,439
Residential Real Estate	**118,571**	125,464
Commercial Real Estate	**115,733**	104,967
Commercial	**62,564**	63,156
Consumer	**61,571**	62,269
	360,906	358,295
Less: Allowance for Loan Losses	**(5,757)**	(5,392)
Net Loans	**$ 355,149**	$ 352,903

At December 31, 2003, $88,578,000 residential real estate loans were pledged as collateral for FHLB advances.

At the periods presented below, the subsidiary bank had loans to directors and executive officers of the Company and its subsidiary, or company in which they have ownership. Such loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features. Loan transactions with related parties are as follows:

dollars in thousands	December 31, 2003	2002
Balance at Beginning of Year	**$ 17,701**	$ 16,156
(Decrease) Increase	**(4,447)**	1,545
Ending Balance	**$ 13,254**	$ 17,701

Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses are presented in the following summary:

dollars in thousands	Year Ended December 31, 2003	2002	2001
Balance at Beginning of Year	**$ 5,392**	$ 4,476	$ 4,003
Provision for Loan Losses	**1,565**	1,920	1,540
Recoveries Credited	**276**	417	334
Loans Charged-Off	**(1,476)**	(1,421)	(1,401)
Ending Balance	**$ 5,757**	$ 5,392	$ 4,476

The following provides information on impaired loans for the periods presented:

dollars in thousands	As of and For the Year Ended December 31, 2003	2002	2001
Impaired Loans	**$ 3,270**	$ 2,196	$ 2,481
Allowance for Impaired Loans	**510**	442	359
Average Recorded Investment in Impaired Loans	**3,485**	2,339	2,423

Note 4. Allowance for Loan Losses, Continued

The following table sets forth information with regards to non-performing loans:

dollars in thousands	As of December 31, 2003	2002	2001
Loans in Non-Accrual Status	$ **3,164**	$ 2,034	$ 2,090
Loans Contractually Past Due 90 Days or More and Still Accruing Interest	**123**	717	329
Troubled Debt Restructured Loans	**371**	387	861
Total Non-Performing Loans	$ **3,658**	$ 3,138	$ 3,280

Had the loans in non-accrual status performed in accordance with their original terms, additional interest income of $83,000 would have been recorded for the year ended December 31, 2003. In addition, in 2002 and 2001, interest income of $116,000 and $134,000, respectively, would have been recorded.

Had the troubled debt restructured loans performed in accordance with their original terms, the Company would have recorded interest income of $31,000, $34,000 and $35,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Under the restructured terms, the Company recorded interest income of $32,000, $35,000 and $35,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 5. Premises and Equipment

dollars in thousands	December 31, 2003	2002
Land	$ **539**	$ 483
Buildings	**7,418**	7,194
Furniture, Fixtures and Equipment	**5,386**	5,404
	13,343	13,081
Less: Accumulated Depreciation	**(7,622)**	(7,127)
	$ **5,721**	$ 5,954

Depreciation expense was $781,000, $825,000, and $783,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 6. Goodwill and Intangible Assets

Goodwill and intangible assets are presented in the following table:

dollars in thousands	December 31, 2003	2002
Goodwill	$ **2,682**	$ 2,682
Core Deposit Intangible	$ **285**	$ 285
Other Intangible Assets	**450**	450
Total Intangible Assets	$ **735**	$ 735
Accumulated Amortization	**(274)**	(159)
Intangible Assets, Net	$ **461**	$ 576

Amortization expense on intangible assets was $115,000 for 2003, $106,000 for 2002, and $168,000 for 2001. The core deposit intangible and other intangible assets are amortized over a weighted average period of approximately 5 and 12 years, respectively.

Note 6. Goodwill and Intangible Assets, Continued

In February 2002, the Company acquired a branch and recorded related goodwill of $1,877,000 and a core deposit intangible asset of $285,000. See Note 1 "Goodwill and Intangible Assets."

Estimated annual amortization expense of intangible assets, absent any impairment or change in estimated useful lives is summarized as follows for each of the next five years:

dollars in thousands		
2004	$	80
2005		80
2006		80
2007		30
2008		23

Pro forma net income and net income per share for December 31, 2001, adjusted to eliminate historical amortization of goodwill per SFAS No. 142, is as follows (per share information restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003):

dollars in thousands		December 31, 2001
Reported Net Income	$	8,046
Goodwill Amortization (nondeductible for tax)		115
Pro Forma Net Income	$	8,161
Reported Net Income Per Share	$	0.71
Pro Forma Net Income Per Share	$	0.72

Note 7. Time Deposits

Contractual maturities of time deposits were as follows:

	December 31, 2003	
dollars in thousands	Amount	%
2004	$ 139,571	52.04
2005	49,430	18.43
2006	20,459	7.63
2007	27,321	10.19
2008	31,285	11.67
Thereafter	120	0.04
	$ 268,186	100.00 %

Note 8. Borrowings

The following is a summary of borrowings:

dollars in thousands	December 31, 2003	December 31, 2002
Short-Term Borrowings:		
Federal Funds Purchased	**$ 8,100**	$ -
Securities Sold Under Agreements to Repurchase	**11,178**	10,260
Treasury Tax and Loan Notes	**740**	3,000
Long-Term Borrowings:		
Advances from Federal Home Loan Bank		
Bearing Interest at 5.675%, Due January 2003	**-**	8,000
Bearing Interest at 6.11%, Due June 2003	**-**	1,500
Bearing Interest at 5.45%, Due July 2003	**-**	500
Bearing Interest at 5.87% to 6.11%, Due December 2003	**-**	5,000
Bearing Interest at 5.47%, Due January 2004	**500**	500
Bearing Interest at 6.52%, Due January 2005, Callable January 2004	**10,000**	10,000
Bearing Interest at 6.55%, Due March 2005, Callable March 2004	**10,000**	10,000
Bearing Interest at 3.43% to 6.13%, Due December 2004	**2,746**	3,411
Bearing Interest at 3.64% to 5.68%, Due January 2005	**1,304**	1,966
Bearing Interest at 2.62%, Due November 2012, Callable November 2005	**8,000**	8,000
Bearing Interest at 5.90% to 6.11%, Due December 2005	**4,000**	4,000
Bearing Interest at 5.77%, Due January 2006	**1,000**	1,000
Bearing Interest at 5.22%, Due July 2006	**848**	1,137
Bearing Interest at 3.05%, Due December 2012, Callable December 2007	**8,000**	8,000
Bearing Interest at 5.56%, Due July 2008	**709**	838
Bearing Interest at 5.03%, Due January 2009	**1,542**	1,797
Bearing Interest at 5.89% to 5.95%, Due July 2011	**1,388**	1,527
Bearing Interest at 5.30%, Due December 2011	**1,694**	1,857
Bearing Interest at 6.26%, Due July 2016	**899**	944
Bearing Interest at 5.77%, Due December 2016	**1,830**	1,921
Bearing Interest at 6.04%, Due January 2017	**920**	965
Bearing Interest at 6.46%, Due July 2021	**469**	483
Total Borrowings	**$ 75,867**	$ 86,606

Borrowings from the Federal Home Loan Bank (FHLB) are collateralized by mortgage loans, mortgage-backed securities or other government agency securities. At December 31, 2003, $18,000,000 of the long-term borrowings were collateralized by securities with a carrying value and estimated fair value of $18,403,000 and $18,379,000, respectively. The remaining long-term borrowings totaling $37,849,000 are collateralized by the Company's mortgage loans. At December 31, 2003, the Bank had a line of credit of $72,880,000 with the FHLB. However, based on outstanding borrowings at FHLB, the total potential borrowing capacity on these lines is reduced to $18,314,000 at December 31, 2003.

Information related to short-term borrowings is as follows:

dollars in thousands	As of and For the Year Ended December 31, 2003	2002	2001
Outstanding Balance at End of Period	**$ 20,018**	$ 13,260	$ 10,530
Maximum Outstanding at any Month-End	**20,018**	16,416	18,168
Average Amount Outstanding during Period	**13,529**	12,889	12,380
Average Interest Rate during Period	**0.86 %**	1.47 %	3.28 %

Note 8. Borrowings, Continued

Average amounts outstanding and average interest rates are computed using weighted daily averages.

Securities sold under agreements to repurchase included in short-term borrowings represent the purchase of interests in government securities by the Bank's customers, which are repurchased by the Bank on the following business day or at stated maturity. The underlying securities are held in a third party custodian account and are under the Company's control. The carrying value and estimated fair value of securities pledged as collateral for repurchase agreements was $22,012,000 and $22,078,000 at December 31, 2003 and 2002, respectively. These amounts are included in the total of investment securities pledged disclosed in Note 2.

Note 9. Income Taxes

Income tax expense attributable to income before taxes is comprised of the following:

	Year Ended December 31,		
dollars in thousands	2003	2002	2001
Current:			
Federal	**$ 2,620**	$ 3,328	$ 2,795
State	**321**	403	323
Total Current	**2,941**	3,731	3,118
Deferred:			
Federal	**275**	(299)	20
State	**61**	(74)	9
Total Deferred	**336**	(373)	29
Total Income Tax Expense	**$ 3,277**	$ 3,358	$ 3,147

The components of deferred income taxes, which are included in the consolidated statements of condition are:

	Year Ended December 31,	
dollars in thousands	2003	2002
Assets:		
Allowance for Loan Losses	**$ 2,242**	$ 2,100
Deferred Compensation	**1,255**	1,000
Reserves	**97**	97
Other	**45**	17
	3,639	3,214
Liabilities:		
Securities Discount Accretion	**211**	178
Defined Benefit Pension Plan	**1,738**	1,287
Net Unrealized Gain on Securities Available-for-Sale	**812**	2,744
Other	**503**	226
	3,264	4,435
Net Deferred Tax (Liabilities) Assets	**$ 375**	$ (1,221)

Note 9. Income Taxes, Continued

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carry-back period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,		
dollars in thousands	**2003**	**2002**	**2001**
Statutory Federal Income Tax Rate	34 %	34 %	34 %
Variances from Statutory Rate:			
State Income Tax, Net of Federal Tax Benefit	**2.1**	1.8	2.0
Tax Exempt Income	**(8.8)**	(8.0)	(8.2)
Other	-	0.4	0.3
Effective Tax Rate	**27.3** %	28.2 %	28.1 %

Note. 10. Employee Benefit Plans

The Company, through its bank subsidiary, has a non-contributory defined benefit pension plan covering employees who have attained the age of 21 and have completed one year of service. The Company's funding practice is to contribute at least the minimum amount annually to meet minimum funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Plan assets consist primarily of marketable fixed income securities and common stocks. Plan benefits are based on years of service and the employee's average compensation during the five highest consecutive years of the last ten years of employment.

The following table sets forth the components of pension expense (benefit) as well as changes in the plan's projected benefit obligation and plan assets and the plan's funded status and amounts recognized in the consolidated statements of condition based on a September 30 measurement date.

dollars in thousands	**2003**	**2002**
Change in Benefit Obligation:		
Benefit Obligation at Beginning of Year	**$ 11,868**	$ 10,684
Service Cost	**541**	484
Interest Cost	**785**	758
Actuarial Loss	**1,413**	422
Additional Prior Service Cost	**161**	-
Benefits Paid	**(509)**	(480)
Projected Benefit Obligation at End of Year	**$ 14,259**	$ 11,868
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	**$ 10,929**	$ 12,139
Actual (Gain) Loss on Plan Assets	**1,908**	(730)
Employer Contribution	**2,210**	-
Benefits Paid	**(509)**	(480)
Fair Value of Plan Assets at End of Year	**$ 14,538**	$ 10,929

Note. 10. Employee Benefit Plans, continued

dollars in thousands	**2003**	2002
Funded (Unfunded) Status	$ 279	$ (939)
Unrecognized Net Actuarial Loss	3,827	3,530
Unrecognized Net Transition Asset	(21)	(62)
Unrecognized Prior Service Cost	444	333
Prepaid Benefit Cost before Fourth Quarter Contribution	$ 4,529	$ 2,862
Amount Contributed during the Fourth Quarter	-	510
Prepaid Benefit Cost at December 31	$ 4,529	$ 3,372

The following table presents a comparison of the accumulated benefit obligation and plan assets:

dollars in thousands	**2003**	2002
Projected benefit obligation	$ 14,259	$ 11,868
Accumulated benefit obligation	11,926	9,572
Fair Value of Plan Assets	14,538	10,929

Components of Net Periodic Benefit Cost (Benefit) are:

dollars in thousands	**2003**	2002	2001
Service Cost	$ 541	$ 484	$ 397
Interest Cost	785	758	689
Expected Return on Plan Assets	(949)	(1,034)	(1,144)
Net Amortization	166	18	(28)
	$ 543	$ 226	$ (86)

The following weighted-average assumptions were used to determine the benefit obligation of the plan as of September 30:

	2003	2002	2001
Discount Rate	6.00 %	6.75 %	7.25 %
Expected Return on Plan Assets	8.00 %	8.50 %	8.50 %
Rate of Compensation Increase	3.00 %	4.00 %	4.00 %

The following weighted-average assumptions were used to determine the net periodic benefit cost of the plan for the years ended December 31:

	2003	2002	2001
Discount Rate	6.75 %	7.25 %	7.75 %
Expected Return on Plan Assets	8.50 %	8.50 %	8.85 %
Rate of Compensation Increase	4.00 %	4.00 %	4.25 %

The plan's weighted average asset allocations at September 20, 2003 and 2003, by asset category are as follows:

	Plan Assets at September 30,	
dollars in thousands	**2003**	**2002**
Equity Securities	59.7 %	55.3 %
Debt Securities	34.5 %	36.3 %
Other	5.8 %	8.4 %
	100.0 %	100.0 %

Note. 10. Employee Benefit Plans, continued

Investment Strategy

The plan assets are invested in the New York State Bankers Retirement System (the "System") which was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The System utilizes two investment management firms, each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Board of Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities. Each firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

The equity portfolio consists of a diversified portfolio of common or capital stocks, or bonds, debentures, notes, or preferred stocks convertible into common or capital stocks, or in other types of equity investments whether foreign or domestic. The fixed income portfolio focuses on high quality securities drawn from various market sectors, including U.S. treasuries and government sponsored agencies, sovereigns, supranationals, residential Mortgage Backed Securities (MBS), corporates, Commercial Mortgage Backed Securities (CMBS), Asset Backed Securities (ABS), and municipals.

Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on the plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company expects to make the maximum tax-deductible contribution of $552,000 to the pension plan in 2004.

Supplemental Retirement Income Agreement

In addition to the Company's noncontributory defined benefit pension plan, in 2002 the Company adopted two supplemental employee retirement plans for one current executive and one former executive. The amount of the liabilities recognized in the Company's consolidated statements of condition associated with these plans was $656,000 at December 31, 2003 and $541,000 at December 31, 2002. For the years ended December 31, 2003, and 2002, the Company recognized $163,000 and $541,000, respectively, of expense related to those plans. The discount rate used in determining the actuarial present values of the projected benefit obligations was 6.00% at December 31, 2003.

Note 11. Commitments and Contingencies

Financial instruments whose contract amounts represent credit risk consist of the following:

	December 31,	
dollars in thousands	**2003**	**2002**
Commitments to Extend Credit	**$ 49,124**	$ 45,378
Standby Letters of Credit	**9,954**	1,607

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 11. Commitments and Contingencies, Continued

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since some of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The estimated fair value of the Company's stand-by letters of credit was $43 thousand and $14 thousand at December 31, 2003 and December 31, 2002, respectively. The estimated fair value of stand-by letters of credit at their inception is equal to the fee that is charged to the customer by the Company. Generally, the Company's stand-by letters of credit have a term of one year. In determining the fair values disclosed above, the fees were reduced on a straight-line basis from the inception of each stand-by letter of credit to the respective dates above. Due to immateriality of the fair value of the Company's stand-by letters of credit, as well as their short-term nature, the Company recognized the fees for the stand-by letters of credit in income at inception during 2003.

The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit for commitments to extend credit and letters of credit, is based upon management's credit evaluation of the counter party. Collateral held varies but includes residential and commercial real estate.

In the ordinary course of business there are various legal proceedings pending against the Company. After consultation with outside counsel, management considers that the aggregate exposure, if any, arising from such litigation would not have a material adverse effect on the Company's consolidated financial position.

Note 12. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Short-Term Financial Instruments

The fair value of certain financial instruments is estimated to approximate their carrying value because the remaining term to maturity of the financial instrument is less than 90 days or the financial instrument reprices in 90 days or less. Such financial instruments include cash and due from banks, Federal Funds sold, accrued interest receivable and accrued interest payable.

Securities

Fair values of securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For certain homogenous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Note 12. Disclosures about Fair Value of Financial Instruments, Continued

Deposits

The fair value of demand deposits, savings accounts, and certain NOW and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

The fair value of repurchase agreements, short-term borrowings, and long-term borrowings is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar borrowing arrangements.

Off-Balance Sheet Instruments

The fair value of outstanding loan commitments and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counter parties' credit standing and discounted cash flow analysis. The fair value of these instruments approximates the value of the related fees and is not material.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31 2003		December 31 2002	
dollars in thousands	**Carrying Value**	**Fair Value**	**Carrying Value**	**Fair Value**
Financial Assets:				
Cash and Cash Equivalents	**$ 19,890**	**$ 19,891**	$ 47,064	$ 47,067
Securities	**319,191**	**319,467**	277,379	278,494
Loans	**360,906**	**361,434**	358,295	360,182
Allowance for Loan Losses	**(5,757)**	**(5,757)**	(5,392)	(5,392)
Net Loans	**355,149**	**355,677**	352,903	354,790
Accrued Interest Receivable	**3,045**	**3,045**	2,519	2,519
Financial Liabilities:				
Demand, Savings, NOW and Money Market Deposit Accounts	**$ 312,447**	**$ 312,447**	$ 283,744	$ 283,744
Time Deposits	**268,186**	**271,217**	265,337	265,812
Borrowings	**75,867**	**78,290**	86,606	86,627
Accrued Interest Payable	**769**	**769**	953	953

Note 13. Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and subsidiary bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and subsidiary bank meet all capital adequacy requirements to which they are subject.

Note 13. Regulatory Matters, Continued

The most recent notification from the Office of the Comptroller of the Currency categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and subsidiary bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification that management believes have changed the subsidiary institution's category.

	Actual:		For Capital Adequacy Purposes:		Action Provisions:	
dollars in thousands	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2003						
Total Capital to Risk-Weighted Assets:						
The Company	**$ 65,642**	**14.26 %**	**$ 36,817**	**8.00 %**	**N/A**	**N/A**
Subsidiary Bank	**$ 63,849**	**13.88 %**	**$ 36,794**	**8.00 %**	**$ 45,993**	**10.00 %**
Tier 1 Capital to Risk-Weighted Assets:						
The Company	**$ 59,889**	**13.01 %**	**$ 18,409**	**4.00 %**	**N/A**	**N/A**
Subsidiary Bank	**$ 58,099**	**12.63 %**	**$ 18,397**	**4.00 %**	**$ 27,596**	**6.00 %**
Tier 1 Capital to Average Assets:						
The Company	**$ 59,889**	**8.18 %**	**$ 29,278**	**4.00 %**	**N/A**	**N/A**
Subsidiary Bank	**$ 58,099**	**7.94 %**	**$ 29,255**	**4.00 %**	**$ 36,569**	**5.00 %**
As of December 31, 2002						
Total Capital to Risk-Weighted Assets:						
The Company	$ 60,912	14.49 %	$ 36,641	8.00 %	N/A	N/A
Subsidiary Bank	$ 59,601	14.19 %	$ 33,590	8.00 %	$ 41,987	10.00 %
Tier 1 Capital to Risk-Weighted Assets:						
The Company	$ 55,662	13.24 %	$ 16,820	4.00 %	N/A	N/A
Subsidiary Bank	$ 54,351	12.94 %	$ 16,795	4.00 %	$ 25,192	6.00 %
Tier 1 Capital to Average Assets:						
The Company	$ 55,662	7.92 %	$ 28,116	4.00 %	N/A	N/A
Subsidiary Bank	$ 54,351	7.74 %	$ 28,081	4.00 %	$ 35,101	5.00 %
As of December 31, 2001						
Total Capital to Risk-Weighted Assets:						
The Company	$ 58,581	15.35 %	$ 30,534	8.00 %	N/A	N/A
Subsidiary Bank	$ 57,424	15.07 %	$ 30,476	8.00 %	$ 38,094	10.00 %
Tier 1 Capital to Risk-Weighted Assets:						
The Company	$ 54,104	14.18 %	$ 15,267	4.00 %	N/A	N/A
Subsidiary Bank	$ 52,947	13.90 %	$ 15,238	4.00 %	$ 22,857	6.00 %
Tier 1 Capital to Average Assets:						
The Company	$ 54,104	8.81 %	$ 24,564	4.00 %	N/A	N/A
Subsidiary Bank	$ 52,947	8.63 %	$ 24,535	4.00 %	$ 30,669	5.00 %

Banking regulations limit the amount of dividends that may be paid to stockholders. Generally, dividends are limited to retained net profits for the current year and two preceding years. At December 31, 2003, dividends totaling $10,212,000 could have been paid without prior regulatory approval.

Note 14. Other Comprehensive Income

The following is a summary of changes in other comprehensive income for the periods presented:

	Year Ended December 31,		
dollars in thousands	2003	2002	2001
Unrealized Holding (Losses) Gains Arising During the Period Net of Tax (Pre-tax Amount of $(5,710,000), $6,608,000, and $1,695,000)	$ **(2,485)**	$ 4,015	$ 1,018
Reclassification Adjustment for (Gains) Losses Realized in Net Income During the Period, Net of Tax (Pre-tax Amount of ($808,000), ($488,000), and ($279,000))	**(485)**	(293)	(168)
Other Comprehensive (Loss) Income, Net of Tax of ($1,932,000), $2,398,000, and $566,000	$ **(2,970)**	$ 3,722	$ 850

Note 15. Parent Company Only Financial Statements

Presented below are the condensed statements of condition for December 31, 2003, and 2002 and statements of income and cash flows for each of the years in the three-year period ended December 31, 2003, for the Parent Company. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

Condensed Statements of Condition

	December 31,	
dollars in thousands	2003	2002
Assets		
Cash and Cash Equivalents	$ **1,121**	$ 690
Securities Available for Sale, at Estimated Fair Value	**726**	644
Investment in Subsidiary, Equity Basis	**62,408**	61,796
Other Assets	**1,029**	907
Total Assets	$ **65,284**	$ 64,037
Liabilities and Stockholders' Equity		
Total Liabilities	$ **980**	$ 875
Stockholders' Equity	**64,304**	63,162
Total Liabilities and Stockholders' Equity	$ **65,284**	$ 64,037

Note 15. Parent Company Only Financial Statements, Continued

Condensed Statements of Income

dollars in thousands	December 31, 2003	2002	2001
Dividends from Subsidiary	$ 5,375	$ 5,026	$ 4,887
Interest and Other Dividend Income	31	28	34
Net (Loss) Gain on Sale of Securities	-	(165)	99
	5,406	4,889	5,020
Operating Expense	172	83	75
Income Before Income Tax (Benefit) Expense and Equity in Undistributed Income of Subsidiary	5,234	4,806	4,945
Income Tax (Benefit) Expense	(56)	(91)	17
Equity in Undistributed Income of Subsidiaries	3,423	3,665	3,118
Net Income	$ 8,713	$ 8,562	$ 8,046

Condensed Statements of Cash Flows

dollars in thousands	Year Ended December 31, 2003	2002	2001
Cash Flows from Operating Activities:			
Net Income	$ 8,713	$ 8,562	$ 8,046
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:			
Investment Security Losses (Gains)	-	165	(99)
(Increase) Decrease in Other Assets	(4)		
(Decrease) Increase in Other Liabilities	(44)	(91)	17
Equity in Undistributed Income of Subsidiaries	(3,423)	(3,665)	(3,118)
Net Cash Provided by Operating Activities	5,242	4,971	4,846
Cash Flows from Investing Activities:			
Proceeds from Sales of Available-for-Sale Securities	-	258	161
Purchase of Available-for-Sale Securities	-	(246)	-
Net Cash Provided by Investing Activities	-	12	161
Cash Flows from Financing Activities:			
Purchase of Treasury Stock	(492)	(677)	(618)
Sale of Treasury Stock	-	-	3
Cash Dividends	(4,319)	(4,062)	(3,980)
Net Cash Used in Financing Activities	(4,811)	(4,739)	(4,595)
Net Increase (Decrease) in Cash Equivalents	431	244	412
Cash and Cash Equivalents at Beginning of Year	690	446	34
Cash and Cash Equivalents at End of Year	$ 1,121	$ 690	$ 446

Note 16. Stockholders' Equity

On July 21, the Board of Directors approved a 4-for-1 stock split payable on September 18, 2003. On September 5, 2003, the stockholders approved: (i) an increase in authorized shares of common stock to 16,000,000 and (ii) a change in the par value of the common stock from no par value to $0.01 par value. All per share amounts have been restated to reflect the 4-for-1 stock split. The stock split resulted in an increase in the shares issued and treasury shares of 10,471,248 and 2,064,204 shares, respectively.

Note 17. Federal Reserve Bank Requirement

The Company is required to maintain a clearing balance with the Federal Reserve Bank. The required clearing balance for the 14-day maintenance period ending December 24, 2003 was $1,300,000.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, evaluated the design and operational effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)–15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

A. Directors of the Registrant

Information contained under the caption, "The Election of Directors (introduction);" "The Election of Directors - The Nominees;" and "The Election of Directors - Meetings of the Board of Directors and Certain Committees" in the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

B. Executive Officers of the Registrant Who Are Not Directors

Information contained under the caption, "The Election of Directors -The Nominees – Alfred S. Whittet" and "The Election of Directors - Executive Officers Who Are Not Directors," in the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

C. Compliance With Section 16(a)

Information contained under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," in the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

The Company has adopted a Code of Ethics for adherence by its Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer to ensure honest and ethical conduct; full, fair and proper disclosure of financial information in the Company's periodic reports; and compliance with applicable laws, rules, and regulations. The text of the Company's Code of Ethics is included as Exhibit 14 hereto.

ITEM 11: EXECUTIVE COMPENSATION

Information contained under the caption, "Compensation," in the definitive Proxy Statement for the Annual meeting of Shareholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information contained under the caption, "Principal Owners of Our Common Stock," in the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information contained under the caption, "Compensation - Transactions With Directors and Officers," in the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information contained under the caption, "Independent Auditors' Fees – *Audit and Non-Audit Fees,*" and "Independent Auditors' Fees – *Pre-Approval Policies and Procedures"* in the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2004, to be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K, is incorporated herein by this reference.

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The financial statement schedules and exhibits filed as part of this Form 10-K are as follows:

(a)(1) The following Consolidated Financial Statements are included in PART II, Item 8, hereof:

- -Independent Auditors' Report
- -Consolidated Balance Sheets at December 31, 2003 and 2002
- -Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001
- -Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2003, 2002 and 2001
- -Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001
- -Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2003, 2002 and 2001
- -Notes to Consolidated Financial Statements

(2) None.

(3) Exhibits: See Exhibit Index to this Form 10-K

(b) Reports on Form 8-K: The Company did not file any reports on Form 8-K during the quarter ended December 31, 2003.

(c) None.

(d) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WILBER CORPORATION

Date: March 23, 2004

By: /s/ Alfred S. Whittet
Alfred S. Whittet
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Alfred S. Whittet Alfred S. Whittet	President and Chief Executive Officer	March 23, 2004
/s/ Joseph E. Sutaris Joseph E. Sutaris	Secretary and Chief Financial Officer	March 23, 2004
/s/ Brian R. Wright Brian R. Wright	Director, Chairman	March 23, 2004
/s/ Robert W. Moyer Robert W. Moyer	Director, Vice Chairman	March 23, 2004
/s/ David F. Wilber, III David F. Wilber, III	Director	March 23, 2004
/s/ James F. VanDeusen James F. VanDeusen	Director	March 23, 2004
/s/ Philip J. Devine Philip J. Devine	Director	March 23, 2004

EXHIBIT INDEX

No.	Document
3.1	Articles of Incorporation of The Wilber Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
3.2	Bylaws of The Wilber Corporation (incorporated by reference to Exhibit 3.2 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.1	Deferred Compensation Agreement between Wilber National Bank and Alfred S. Whittet (incorporated by reference to Exhibit 10.1 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.2	Summary Plan Description for the Amended and Restated Wilber National Bank Split-Dollar Life Insurance Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.3	Amendment to the Wilber National Bank Split-Dollar Life Insurance Plan Agreement and Split-Dollar Policy Endorsement between Wilber National Bank and Alfred S. Whittet (incorporated by reference to Exhibit 10.3 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.4	Executive Salary Continuation Agreement between Wilber National Bank and Robert W. Moyer (incorporated by reference to Exhibit 10.4 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.5	Executive Salary Continuation Agreement between Wilber National Bank and Alfred S. Whittet (incorporated by reference to Exhibit 10.5 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.6	Employment Agreement between Wilber National Bank and Alfred S. Whittet (incorporated by reference to Exhibit 10.6 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.7	Severance Compensation Agreement between The Wilber Corporation and Alfred S. Whittet (incorporated by reference to Exhibit 10.7 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
10.8	Retention Bonus Agreement between Wilber National Bank and Douglas C. Gulotty (incorporated by reference to Exhibit 10.8 of the Company's Form 10/A Registration Statement (No. 001-31896) with the Securities and Exchange Commission on January 30, 2004)
13	Annual Report to Shareholders (included in this annual report on Form 10-K)
14	Code of Ethics
21	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer Pursuant to 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350

THE WILBER CORPORATION

Code of Ethics

(For senior financial officers in accordance with the Sarbanes-Oxley Corporate Responsibility Act of 2002)

It is the policy of The Wilber Corporation that its employees, directors, and agents are held to the highest standards of honest and ethical conduct when conducting the affairs of the Bank. Because the equity shares of The Wilber Corporation are publicly traded, senior financial officers* of The Wilber Corporation are held to an especially high set of ethical standards, which are further described below. Senior financial officers of The Wilber Corporation will not commit acts contrary to these standards of ethical conduct nor shall they condone the commission of such acts by others within The Wilber Corporation organization.

General Standards of Ethical Behavior

Senior financial officers will:

- Conduct their personal and professional affairs in a way that avoids both real and apparent conflicts of interest between their interests and the interests of the bank.

- Refrain from engaging in any activity that would compromise their professional ethics or otherwise prejudice their ability to carry out their duties to the bank.

- Communicate to executive management of the bank and to accountants engaged in financial audits of the bank, all relevant unfavorable as well as favorable information and professional judgments or opinions.

- Encourage open communication and full disclosure of financial information by providing a well understood process under which management is kept informed of financial information of importance, including any departures from sound policy, practice, and accounting norms.

- Ensure that all relevant staff members understand the bank's open communication and full disclosure standards and processes.

- Refrain from disclosing confidential information acquired in the course of their work except where authorized, unless legally obligated to do so.

- Inform subordinates, as appropriate, regarding the confidentiality of information acquired in the course of their work and monitor, as needed, to ensure that subordinates maintain that confidentiality.

- Refrain from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage, either personally or indirectly through others.

Standards Regarding Financial Records and Reporting

Senior financial officers will:

- Establish appropriate systems and procedures to ensure that business transactions are recorded on the bank's books in accordance with Generally Accepted Accounting Principals, established company policy, and appropriate regulatory pronouncements and guidelines.

- Establish appropriate policies and procedures for the protection and retention of accounting records and information as required by applicable law, regulation, or regulatory guidelines.

- Establish and administer financial accounting controls that are appropriate to ensure the integrity of the financial reporting process and the availability of timely, relevant information for the safe, sound, and profitable operation of the bank.

- Completely disclose all relevant information reasonably expected to be needed by the bank's regulatory examiners and internal and external auditors for the full, complete, and successful discharge of their duties and responsibilities.

* Defined as all Regulation O executive officers along with the chief executive officer (CEO), chief financial officer (CFO), chief accounting officer (CAO), controller, or any person serving in an equivalent position regardless of whether or not they are designated as executive officers for Regulation O purposes.

/s/ Alfred S. Whittet
President and Chief Executive Officer

/s/ Joseph E. Sutaris
Secretary and Chief Financial Officer

/s/ James M. Salisbury
Vice President and Treasurer

Approved by
The Wilber Corp. Board
February 28, 2003

Subsidiaries of the Registrant

The Wilber Corporation has the following subsidiary, which is wholly owned:

Wilber National Bank, a national bank.

CERTIFICATION

I, Alfred S. Whittet, certify that:

1. I have reviewed this annual report on Form 10-K of The Wilber Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Date: March 23, 2004

By: /s/ Alfred S. Whittet
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Joseph E. Sutaris, certify that:

1. I have reviewed this annual report on Form 10-K of The Wilber Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Date: March 23, 2004

By: /s/ Joseph E. Sutaris
Secretary and Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, the Chief Executive Officer of The Wilber Corporation (the "Company"), hereby certifies that to his knowledge on the date hereof:

(a) the Form 10-K of the Company for the Annual Period Ended December 31, 2003, filed on the date hereof with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Alfred S. Whittet
Alfred S. Whittet
President and Chief Executive Officer
Date: March 23, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to The Wilber Corporation and will be retained by The Wilber Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Certification Statement of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1850, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, the Chief Financial Officer of The Wilber Corporation (the "Company"), hereby certifies that to his knowledge on the date hereof:

(a) the Form 10-K of the Company for the Annual Period Ended December 31, 2003, filed on the date hereof with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph E. Sutaris
Joseph E. Sutaris
Secretary and Chief Financial Officer
Date: March 23, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to The Wilber Corporation and will be retained by The Wilber Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

TELIK, INC.
3165 Porter Drive
Palo Alto, CA 94304

Notice Of Annual Meeting Of Stockholders To Be Held On May 12, 2004

To the Stockholders of Telik, Inc.:

Notice Is Hereby Given that the Annual Meeting of Stockholders of Telik, Inc., a Delaware corporation (the "Company"), will be held on Wednesday, May 12, 2004 at 9:00 a.m. local time at the Company's office at 3165 Porter Drive, Palo Alto, CA 94304 for the following purposes:

(1) To elect two directors to hold office until the 2007 Annual Meeting of Stockholders;

(2) To ratify the selection of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2004; and

(3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 25, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

William P. Kaplan
Secretary

Palo Alto, California
April 9, 2004

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

Shareholder Information

CORPORATE OFFICES
The Wilber Corporation
245 Main Street
P.O. Box 430
Oneonta, New York 13820

ANNUAL REPORT ON FORM 10-K
For the 2003 fiscal year, The Wilber Corporation has filed an Annual Report on Form 10-K with the Securities and Exchange Commission (SEC). The Form 10-K is available on the World Wide Web as part of the SEC EDGAR database at www.sec.gov or via www.wilberbank.com. Shareholders may also obtain a copy free of charge by writing to The Wilber Corporation, 245 Main Street, P.O. Box 430, Oneonta, NY 13820, Attention: Corporate Secretary.

STOCK TRANSFER AGENT & REGISTRAR
Shareholders wishing to change name, address or ownership of stock, or to report lost certificates or to consolidate accounts should contact the Company's stock registrar and transfer agent directly at:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948

COUNSEL
Hinman, Howard & Kattell, LLP
106 Corporate Park Drive, Suite 317
White Plains, New York 10604

INDEPENDENT AUDITORS
KPMG, LLP
515 Broadway
Albany, New York 12207

EQUAL OPPORTUNITY EMPLOYER
The Wilber Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will remain free from discriminatory practices.

A Year of Expansion

THE WILBER CORPORATION

Design *Susan M. Dunshee Graphic Design, Sherburne, NY* **Photography** *Gerry Raymonda Photography, Oneonta, NY* **Printing** *Chenango Union Printing, Inc., Norwich, NY*

THE WILBER CORPORATION

245 Main Street
Oneonta, New York 13820

607-432-1700